4-01-02

02030357

EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

S.E.C.
APR 10 2002
080

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April, 2002 Commission File Number: 001-14460

AGRIUM INC.
(Name of registrant)

13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX ON SEQUENTIALLY NUMBERED PAGES: 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

Date: April 9, 2002

By: ______________________
Name: Leslie O'Donoghue
Title: General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
1	Management Proxy Circular, dated April 8, 2002	4
2	2001 Annual Report to Shareholders	33

EXHIBIT 1

Agrium

AGRIUM INC.

NOTICE OF MEETING TO BE HELD ON WEDNESDAY, MAY 8, 2002

NOTICE IS HEREBY GIVEN THAT the Annual and Special General Meeting (the "**Meeting**") of the shareholders (the "**Shareholders**") of Agrium Inc. (the "**Corporation**") will be held in the Crystal Ballroom, Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta on Wednesday, May 8, 2002 at 11:00 a.m. (Calgary time), for the following purposes:

1. to receive and consider the financial statements of the Corporation for the year ended December 31, 2001, together with the Auditors' Report thereon;

2. to elect directors;

3. to appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration as auditors;

4. to consider and, if thought appropriate, pass a special resolution authorizing the Corporation to amend the Articles of the Corporation to allow for the appointment by the Board of Directors (the "**Board**") of additional directors in accordance with subsection 106(8) of the *Canada Business Corporations Act* (the "**Act**") up to a maximum of one-third of the number of directors elected at the previous Annual General Meeting of Shareholders;

5. to consider and, if thought appropriate, pass an ordinary resolution confirming the resolution of the Board dated March 5, 2002 pursuant to which General By-law No. 1 of the Corporation was amended;

6. to approve an increase in the maximum number of common shares of the Corporation available upon exercise of options under the Corporation's Stock Option Plan; and

7. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular accompanying this Notice. The financial statements of the Corporation for the year ended December 31, 2001, including the Auditors' Report thereon, are included in the Corporation's Annual Report which is being mailed with this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to CIBC Mellon Trust Company at the address shown on the envelope not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof or deposited with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

Shareholders of record at close of business on March 28, 2002 will be entitled to vote at the Meeting.

DATED at Calgary, Alberta, March 25, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Leslie O'Donoghue
Vice President, General Counsel
and Corporate Secretary

MANAGEMENT PROXY CIRCULAR

PROXIES

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Agrium Inc. (the "**Corporation**") for use at the Annual and Special General Meeting, and any adjournment thereof, (the "**Meeting**") of the holders (the "**Shareholders**") of common shares of the Corporation (the "**Common Shares**") to be held on Wednesday, May 8, 2002, in the Crystal Ballroom, Fairmont Palliser Hotel, 133 - 9th Ave S.W., Calgary, Alberta at 11:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting. Proxies must be delivered to CIBC Mellon Trust Company at the address shown on the accompanying envelope not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time for holding the Meeting or any adjournment thereof or deposited with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof. Only Shareholders of record at the close of business on March 28, 2002, will be entitled to vote at the Meeting, unless a Shareholder has transferred any shares subsequent to that date and the transferee Shareholder establishes his or her ownership of the shares and demands his or her name be included on the list of Shareholders entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors or executive officers of the Corporation. A Shareholder submitting the proxy has the right to appoint a person (who need not be a Shareholder) to represent him or her at the Meeting. To exercise this right, the Shareholder should insert the name of the desired representative in the blank space provided in the form of proxy and strike out the other names, or submit another appropriate form of proxy.

Revocability of Proxy

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a Shareholder who has given a proxy attends personally at the Meeting, such Shareholder may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the head office of the Corporation at 13131 Lake Fraser Drive S.E., Calgary, Alberta T2J 7E8 (Attention: Leslie O'Donoghue) at any time up to and including the last business day before the day of the Meeting at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting and upon either of such deposits, the proxy is revoked.

Persons Making the Solicitation

This solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the form of proxy, Notice of Meeting and this Management Proxy Circular will be borne by the Corporation. In addition to the use of mail, proxies may be solicited personally, by telephone, or by other means of communication by the directors, officers and employees of the Corporation, who will not be remunerated therefor. The Corporation has also retained Georgeson Shareholder Communications Inc. to assist in the solicitation of proxies in the United States and Canada at a fee of Cdn.$35,000 plus out-of-pocket expenses.

Exercise of Discretion by Proxy

The Common Shares represented by proxy in favour of the persons named in the enclosed form of proxy will be voted on any poll at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specification so made.

In the absence of such specification, such shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting. If amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment

on such matter or business. At the time of printing this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation, or other matter.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements and Auditors' Report

The financial statements of the Corporation for the year ended December 31, 2001, and the report of the auditors thereon, will be placed before the Meeting. These financial statements form part of the Annual Report of the Corporation which is being mailed with the Notice of Meeting and this Management Proxy Circular.

Election of Directors

At the Meeting, the Shareholders will be asked to elect as directors the eleven nominees listed herein to serve until the next annual general meeting or until their respective successors have been elected or appointed. **Unless otherwise directed, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the election of the proposed nominees listed, all of whom are now directors of the Corporation.**

Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

Nominees for the Board of Directors (the "**Board**") and information concerning them as furnished by the individual nominees are set out below:

Name and Present Office Held	Director Since	Principal Occupation	Common Shares Beneficially Owned Directly and Indirectly(1)
Neil Carragher(3)(4) Director	December, 1996	President, The Corporate Partnership Ltd. (a mergers and acquisition company)	10,000
Ralph S. Cunningham(2)(4) Director	December, 1996	Corporate Director	4,875
D. Grant Devine(2)(5) Director	March, 1993	Farmer and rancher	14,500
Susan A. Henry Director	September, 2001	Ronald P. Lynch Dean of the College of Agriculture and Life Sciences, and Professor, Cornell University, Ithaca, New York	0
Frank W. King(2)(5) Director	December, 1996	President & Chief Executive Officer, Metropolitan Investment Corporation (a private venture capital and management company)	11,450
G. Woody MacLaren(3)(4) Director	March, 1993	Chairman, Macluan Capital Corporation (a private international investment company)	64,455
Frank W. Proto(2)(4)(6) Director and Chairman of the Board	March, 1993	Corporate Director	30,000
Harry G. Schaefer(3)(5) Director	May, 1998	President, Schaefer & Associates (business advisory services)	28,212
T. Don Stacy(4)(5) Director	January, 1995	Corporate Director	31,090
Thomas M. Taylor(4)(5) Director	May, 1998	General Partner, TMT Partners LP (an investment consulting firm)	100,000
John M. Van Brunt Director and President & Chief Executive Officer	March, 1993	President & Chief Executive Officer, Agrium Inc.	36,771

7

Notes:

(1) Does not include Common Shares under option.
(2) Member of Environment, Health & Safety Committee.
(3) Member of Audit Committee.
(4) Member of Human Resources & Compensation Committee.
(5) Member of Corporate Governance & Nominating Committee.
(6) The Chairman of the Board is a non-voting member of each of the Audit Committee and the Corporate Governance & Nominating Committee.

During the past five years, each director's principal occupation has been as identified above except as follows: prior to December, 1997, Mr. Proto was President & Chief Executive Officer of Wascana Energy Inc. (a natural resource company); prior to August, 1997, Dr. Stacy was President of Amoco Eurasia Petroleum Company (a natural resource company); and prior to July 2000, Dr. Henry was Dean of Science at Carnegie Mellon University, Pittsburgh, Pennsylvania.

All directors hold office until the earlier of their resignation or the date of the Corporation's next meeting of Shareholders at which directors are elected unless a director ceases to hold office or his office is vacated pursuant to the *Canada Business Corporations Act* (the **"Act"**).

Dr. Carroll Brunthaver will retire from the Board effective May 8, 2002. The Chairman of the Board, the Board of Directors and Management all recognize the valuable contribution of Dr. Brunthaver during his 6 years as a member of the Board and sincerely thank Dr. Brunthaver for his service.

Appointment of Auditors

Unless otherwise directed, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the appointment of the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation, to hold office until the next annual general meeting of the Shareholders and to authorize the directors to fix their remuneration as auditors. KPMG LLP were first appointed auditors of the Corporation in 1993.

Amendment to Articles

By resolution passed on March 5, 2002, the Board authorized the submission to the Shareholders of a special resolution in the form set forth in the attached Schedule "A" (the **"Special Resolution"**) authorizing the Corporation to apply for a Certificate of Amendment amending the Corporation's Articles in order to allow the Board to appoint additional directors in accordance with subsection 106(8) of the Act. The purpose of this amendment is to enable the Board to add one or more directors during the course of a year, not to exceed one-third of the number of directors elected by the Shareholders at the previous annual general meeting, without having to convene a special Shareholders' meeting and to incur the expense thereof. Although there is no present intention to appoint such additional directors, the Corporation considers that it is prudent to adopt the proposed amendment so that it can be confident in its ability to increase Board membership in the future should circumstances warrant.

The Board recommends that the Shareholders vote FOR the approval of the Special Resolution. The Special Resolution requires the approval of not less than two-thirds of the votes passed in order to be adopted. Unless otherwise directed, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the approval of the Special Resolution.

Amendment to By-law No. 1

By resolution passed on March 5, 2002, the Board approved certain amendments to General By-law No. 1 of the Corporation (the **"By-law Amendment"**), the entire text of which By-law No. 1 is set out in Exhibit 1 annexed to the proposed ordinary resolution confirming the By-law Amendment in the form set forth in the attached Schedule "B" (the **"By-law Resolution"**). The resolution passed by the Board adopting the By-law Amendment is primarily in response to recent amendments made to the Act in late 2001 which are intended to enhance corporate governance and shareholder communications, providing corporations with increased flexibility in pursuing marketplace opportunities. The recent amendments to the Act allow for, among other things, the use of emerging technologies to communicate with a Shareholder provided the Shareholder has consented, the submission of votes by Shareholders by electronic, telephonic or other communication facilities, the participation in annual meetings by electronic means, and a variation in director residency requirements. The primary purpose of the By-law Amendment is to adapt the Corporation's General By-law No. 1 to the amendments to the Act facilitating the future implementation of technological innovations to enhance shareholder communications and to bring the Corporation's General By-law No. 1 into conformity with current practices and procedures.

The By-law Amendment became effective upon being approved by the Board. However, pursuant to the Act, the Board is required to submit the By-law Amendment to the Shareholders at the Meeting, at which time the Shareholders may confirm, reject or amend the By-law Amendment. Accordingly, at the Meeting, the Shareholders will be asked to consider and, if thought fit, to approve the By-law Resolution confirming the By-law Amendment.

The Board has determined that the By-law Amendment is in the best interest of the Shareholders and therefore recommends that the Shareholders vote to approve the By-law Resolution. The By-law Resolution requires the approval of a simple majority of the votes cast at the Meeting in order to be adopted, failing which the By-law Amendment shall cease to be effective. Unless otherwise directed, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the approval of the By-law Resolution.

Approval of Increase of Maximum Number of Common Shares Available Upon Exercise of Options

The Corporation grants options to recruit and retain the best employees, to serve as a long-term incentive and to focus optionees on the success of the Corporation. On March 5, 2002, the Board approved an amendment to the Corporation's Stock Option Plan (the **"Plan"**), subject to approval of the Shareholders as required under the rules of the Toronto Stock Exchange (the **"TSE"**), to increase the maximum number of Common Shares of the Corporation issuable under the Plan by 2,000,000 Common Shares. Less than 10 percent of the outstanding Common Shares of the Corporation will be subject to outstanding options or will be available for future option grants after the proposed amendment.

The Plan has also been amended, effective March 25, 2002, to restrict eligibility thereunder to receive stock options to management directors, officers and employees of the Corporation, thereby precluding future grants of stock options to outside directors. This amendment also precludes outside directors from further participation in the Corporation's policy described under "Stock Option Plan" below of granting directors and officers who acquire Common Shares in the open market a matching option to acquire an additional Common Share for each Common Share acquired, with the option price being equal to the price of the acquired share. There are no other stock option plans of the Corporation in which outside directors are eligible to participate.

The amendments also include a revision to the Plan to clarify that stock options that have been granted pursuant to the Plan cannot be repriced under the Plan, whether by way of amendment or otherwise.

These amendments to the Plan are in response to the practices and guidelines of certain institutional shareholders that impose limitations upon the number of stock options that may be held by outside directors and that restrict discretionary participation by outside directors in stock option plans.

The following table specifies the number of Common Shares of the Corporation which may be subject to option grants after the Plan Amendment, as at March 25, 2002.

	Common Shares Currently Subject to Outstanding Options	Common Shares Available for Future Option Grants	Maximum Common Shares Subject to Option Grants
Currently Approved	8,863,555	338,295	9,201,850
Proposed Increase	--	2,000,000	2,000,000
Total	8,863,555	2,338,295	11,201,850
% of Common Shares	7.04%	1.86%	8.90%

Note:
(1) 1,398,150 options have been exercised since the implementation of the Plan.

The form of the resolution approving the proposed amendment is set out in the attached Schedule "C" and, to be effective, must be passed by a simple majority of the votes cast at the Meeting. The Board recommends that the Shareholders vote to approve this resolution. **Unless otherwise directed, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the proposed amendment to increase the maximum number of Common Shares of the Corporation issuable under the Plan by 2,000,000 Common Shares.**

INFORMATION CONCERNING THE CORPORATION

Voting Shares and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common Shares, of which 125,819,688 Common Shares are issued and outstanding as of March 25, 2002.

At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote, subject to certain restrictions imposed on the ability of a proxyholder to vote by show of hands where such proxyholder has conflicting instructions. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Common Share of which he or she is the registered holder.

A Shareholder present in person or represented by proxy may demand a ballot either before or after any vote by show of hands.

As of the date of this Management Proxy Circular and to the knowledge of the directors and officers of the Corporation, there are no persons who beneficially own or exercise control or direction over Common Shares carrying more than 10% of the votes attached to the Common Shares.

The directors have determined that any person holding voting shares of record as of March 28, 2002 (the "**Record Date**") shall be entitled to vote at the Meeting.

Quorum

Pursuant to the Corporation's by-laws, a quorum of Shareholders is present at the Meeting irrespective of the number of persons actually present if the holders of 10% of the shares entitled to vote at the Meeting are present or represented by proxy. Pursuant to the Act, if a quorum is present at the opening of the Meeting, the Shareholders present may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

Executive Compensation

As the Corporation reports its financial results in U.S. dollars, the following report on executive compensation is prepared showing U.S. dollars, except as otherwise noted, notwithstanding that Canadian dollars is the currency in which the majority of the named executive officers are paid.

Summary Compensation Table

The following table provides a summary of the compensation earned during the last three fiscal years by the Chief Executive Officer and the four other most highly compensated executive officers. Specific aspects of this compensation are dealt with in further detail in the following tables.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation Awards	All Other Compensation (U.S.$)[3]
		Salary (U.S.$)[3]	Bonus (U.S.$)[3]	Other Annual Compensation (U.S.$)[3]	Securities Under Options/SARs Granted (#)	
John M. Van Brunt President & Chief Executive Officer	2001 2000 1999	567,717 513,330 467,827	0 370,271 94,232	59,570 64,216 33,861	284,000 / - 255,000 / 100,000 167,000 / 125,000	1,987 2,070 10,820
Michael M. Wilson[1] Executive Vice President & Chief Operating Officer	2001 2000	371,303 122,345	0 190,481	9,330 3,580	120,000 / 100,000 210,000 / -	2,368 9,605

Bruce G. Waterman[2]	2001	262,065	0	7,559	66,500 / -	1,127
Senior Vice President, Finance & Chief Financial Officer	2000	218,298	97,839	5,604	155,000 / 75,000	9,882
Richard L. Gearheard	2001	223,333	0	9,515	42,000 / -	0
Senior Vice President,	2000	192,183	113,934	10,150	33,500 / -	19,138
North American Retail	1999	186,511	49,305	6,060	38,000 / -	8,097
John M. Yokley	2001	217,939	0	25,989	42,000 / -	43,838
Senior Vice President,	2000	191,166	105,807	22,102	52,000 / -	664
Marketing & Distribution	1999	164,343	36,590	7,609	37,000 / 50,000	664

Notes:

(1) Mr. Wilson was appointed an officer of the Corporation on August 21, 2000.

(2) Mr. Waterman was appointed an officer of the Corporation on April 17, 2000.

(3) The conversion rate used was U.S.$1.00 = Cdn.$1.5486, 1.4854, and 1.4857, for each of 2001, 2000, and 1999, respectively, with the exception of the amounts applicable to Mr. Gearheard to which no conversion rate was applied as he is paid in U.S.$.

Stock Option Plan

The Stock Option Plan, as amended as described under "Approval of Increase of Maximum Number of Common Shares Available Upon Exercise of Options" above (the "**Plan**") authorizes the Board to grant options to management directors, officers and employees of the Corporation. Options to be issued under the Plan must have exercise prices not less than and be for terms not longer than those permitted by the applicable rules of any stock exchange on which the Common Shares are listed.

The Corporation also grants to each management director and officer who acquires Common Shares an option to acquire an additional Common Share for each Common Share acquired, with the option exercise price equal to the price of the acquired share. Options granted under the program vest equally over four years and in order to maintain the options the option holder must continue to hold all of the acquired shares on the first anniversary date of the option, 75% of the acquired shares on the second anniversary date, 50% of the acquired shares on the third anniversary date, and 25% of the shares on the fourth anniversary date of the grant of the option. The number of options that can be granted under this program to an individual have been limited to 100,000 options over a ten year period. Options granted to the named executive officers pursuant to this program are included in the "Awards" column in the summary compensation table above and as "Options" in the option grant table below.

Executive Share Appreciation Rights Plan

The Executive Share Appreciation Rights Plan (the "**SAR Plan**") authorizes the Board to grant share appreciation rights ("**SARs**") to selected executives to create and sustain a sense of ownership among such executives by having a portion of their compensation being derived from increases in shareholder value. Each grant of SARs to the executive "vests" in four equal portions only if the average closing price of the Common Shares on the New York Stock Exchange exceeds specified prices per Common Share of U.S.$15.00, U.S.$22.50, U.S.$33.75 and U.S.$50.00. Upon the Common Share price achieving the U.S.$15.00 level, the holder of the SARs will be paid an amount equal to one quarter of the number of SARs held multiplied by, in the case of the U.S.$15.00 level, the difference between U.S.$15.00 and the closing price of Common Shares of the Corporation on the New York Stock Exchange on the day before any grant is made. Upon the Common Share price achieving each of the subsequent levels, the holder of the SARs will be paid an amount equal to one-quarter of the number of SARs multiplied by the difference between the achieved price level and the grant price. All payments under the SAR Plan are made in cash and no holder of a SAR has a right to receive Common Shares on exercise of the SAR. The SAR Plan terminates on May 4, 2004 and all SARs outstanding thereunder will be cancelled if the required price levels have not been achieved by that time.

The following table sets out the options to purchase Common Shares and SARs granted to each of the executive officers named during the fiscal year ended December 31, 2001.

Option and SAR Grants During the Most Recently Completed Year

Name	Securities Under Options/SARs (#)		% of Total Options/SARs Granted to Employees in Financial Year		Exercise or Base Price ($/Security)		Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)		Expiration Date	
	Options	SARs	Options	SARs	Options[1]	SARs	Options[1]	SARs	Options	SARs
John M. Van Brunt	284,000		27.3		20.52		20.52		March 12, 2011	
Michael M. Wilson	120,000	100,000	11.5	30.4	20.52	U.S.$9.38	20.52	U.S.$9.38	March 12, 2011	May 4, 2004
Bruce G, Waterman	66,500		6.4		20.52		20.52		March 12, 2011	
Richard L. Gearheard	42,000		4.0		20.52		20.52		March 12, 2011	
John M. Yokley	42,000		4.0		20.52		20.52		March 12, 2011	

Notes:
(1) Option exercise prices are expressed in Cdn.$.

The following table sets out for the named executive officers the number of Common Shares acquired on exercise of options during the financial year ended December 31, 2001, the aggregate value of the Common Shares realized (the difference between the exercise price and the trading value of the Common Shares on the date of exercise) and the number and value (based on the difference between the exercise price and the December 31, 2001 closing price of the Common Shares of Cdn.$16.85) of unexercised options and unvested SARs as at December 31, 2001.

Aggregated Option/SARs Exercised During the Most Recently Completed Financial Year and Financial Year-End Option/SARs Values

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options/SARs at Fiscal Year End (#) Exercisable/Unexercisable		Value of Unexercised in-the-Money Options/SARs at Fiscal Year End (U.S.$) Exercisable/Unexercisable	
			Options	SARs	Options	SARs
John M. Van Brunt	0	0	802,750/591,250	0/225,000	1,017,185/866,161	0/0
Michael M. Wilson	0	0	52,500/277,500	0/100,000	100,171/315,365	0/0
Bruce G. Waterman	0	0	38,750/182,750	0/75,000	103,049/311,471	0/0
Richard L. Gearheard	0	0	117,500/94,500	0/0	80,976/135,057	0/0
John M. Yokley	0	0	121,500/105,500	0/50,000	94,208/178,154	0/0

Pension Plans

With the exception of Mr. Gearheard, the named executive officers are members of the Agrium Inc. Retirement Plan and are either participating in the non-contributory, defined benefit part of the plan (the "**DB Plan**") or the non-contributory, defined contribution part of the plan (the "**DC Plan**").

The plan is registered under the *Income Tax Act (Canada)* and the *Alberta Employment Pension Plans Act*. The plan is subject to the maximum pension and contribution limits imposed under the *Income Tax Act*.

In addition to the benefits provided under either the DB Plan or the DC Plan, the named executive officers, other than Mr. Gearheard, receive supplementary benefits under the Agrium Inc. Supplemental Executive Retirement Plan (the "**Supplementary Plan**"). Executive officers who are members of the DB Plan receive a total pension from the DB and

Supplementary Plans of 1.4% of their best 3-year average earnings ("**Best Average Earnings**") up to the 36-month average yearly maximum pensionable earnings under the Canada Pension Plan ("**Average YMPE**") plus 2% of Best Average Earnings in excess of the Average YMPE, multiplied by years of service up to 35 years, plus 1.4% of Best Average Earnings multiplied by years of service in excess of 35 years. Executive officers who are members of the DC Plan receive a total contribution credited to their DC Plan and Supplementary Plan accounts of 11% of the executive's eligible earnings.

The table below states the estimated annual benefits payable upon retirement under the DB Plan and the Supplementary Plan, in specified compensation and years of service classifications, assuming that the amount shown in the remuneration table was equal to the executive's Best Average Earnings.

Pension Plan Table (Cdn.)

Average Remuneration ($U.S.)[1]	Years of Service[2]				
	15	20	25	30	35
	Estimated Annual Pension Entitlement ($U.S.)				
97,000	26,860	35,770	44,750	53,660	62,640
113,000	31,710	42,230	52,820	63,350	73,940
129,000	36,550	48,690	60,890	73,030	85,240
145,000	41,390	55,150	68,970	82,720	96,540
161,000	46,240	61,600	77,040	92,410	107,840
194,000	55,920	74,520	93,180	111,780	130,440
226,000	65,610	87,430	109,320	131,150	153,040
258,000	75,290	100,350	125,470	150,520	175,640
291,000	84,980	113,260	141,610	169,900	198,240
323,000	94,670	126,180	157,760	189,270	220,840
387,000	114,040	152,010	190,040	228,010	266,050
452,000	133,410	177,840	222,330	266,760	311,250
517,000	152,780	203,670	254,620	305,500	356,450
581,000	172,160	229,500	286,900	344,250	401,650

Notes:

(1) An executive's remuneration includes basic salary. The conversion rate used was U.S.$1.00 = Cdn.$1.5486.

(2) At the end of 2001, the named executive officers participating in the Plan had the following years of service: John M. Van Brunt – 36 and John D. Yokley - 6.

The annual benefits payable upon retirement under the DC Plan and Supplementary Plan to executives who are DC Plan members will be determined by the size of each participant's account values (based on the amount of contributions by the Corporation and by the investment returns), interest rates at the time benefits commence and the type of retirement vehicle selected (life income fund, life annuity, joint annuity, etc.).

Mr. Gearheard is a member of the Agrium U.S. Inc. Retirement Plan (the "**U.S. Basic Plan**"), a non-contributory defined benefit pension plan. The U.S. Basic Plan is registered under the *U.S. Internal Revenue Code*. The formula for benefits on retirement under the U.S. Basic Plan is 1.1% of 3 year average best earnings (the "**Final Average Earnings**") up to Social Security Average Wages plus 1.4% of Final Average Earnings in excess of Social Security Average Wages multiplied by the first 35 years of Benefit Service, plus .8% of the Final Average Earnings multiplied by the years of Benefit Service in excess of 35 years but less than 40 years, less the pension benefit amount payable by a predecessor plan.

In addition to the benefits provided under the U.S. Basic Plan, Mr. Gearheard will receive supplementary benefits under the Agrium U.S. Inc. Supplemental Executive Retirement Plan (the "**U.S. Supplemental Plan**").

The table below states the estimated annual benefits payable upon retirement under the U.S. Basic Plan, including amounts attributable to the U.S. Supplemental Plan, in specified compensation and years of service classifications, assuming that the amount shown in the remuneration table was equal to the executive's Final Average Earnings for purposes of the U.S. Basic and U.S. Supplemental Plans.

Pension Plan Table (U.S.)

Average Remuneration (U.S.$)	Years of Service (1)						
	5	10	15	20	25	30	35
	Estimated Annual Pension Entitlement (U.S.$)						
125,000	8,897	17,795	26,692	35,590	44,487	53,385	62,282
150,000	10,985	21,970	32,955	43,940	54,925	65,910	76,894
175,000	13,072	26,145	39,217	52,290	65,362	78,435	91,507
200,000	15,160	30,320	45,480	60,640	75,800	90,960	106,119
225,000	17,247	34,495	51,742	68,990	86,237	103,485	120,732
250,000	19,335	38,670	58,005	77,340	96,675	116,010	135,344
300,000	23,510	47,020	70,530	94,040	117,550	141,060	164,569
350,000	27,685	55,370	83,055	110,740	138,425	166,110	193,794
400,000	31,860	63,720	95,580	127,440	159,300	191,160	223,019

Note:
(1) At the end of 2001, Mr. Gearheard had five years of benefit service in the U.S. Basic and Supplemental Plans.

Prior to January 1, 1997, Mr. Gearheard was also a member of the CPS Profit Sharing and Savings Plan. This Plan permits voluntary contributions up to 16% of total compensation with such contributions subject to the legal maximum. The amount of CPS's contribution is as follows:

Basic Contribution:	2% of total compensation
Matching Contribution:	for each $1.00 contributed by the employee, CPS will contribute $1.00 up to a maximum of 2% of the employee's total compensation.

The annual benefits payable upon retirement under the CPS Profit Sharing and Savings Plan to Mr. Gearheard will be determined by the size of his account values (based on the amount of his voluntary contributions, the amount of matching contributions by CPS and by the investment returns), interest rates at the time benefits commence and the type of retirement vehicle selected (life annuity, joint annuity, etc.).

Change of Control Arrangements

The Corporation has arrangements with certain executive officers (including all of the named executive officers) which provide, in the event of either termination of employment without just cause or constructive dismissal within two years following a change of ownership or control of the Corporation, payment of the officer's salary, bonuses and benefits for up to three years.

Human Resources & Compensation Committee

Composition of the Human Resources & Compensation Committee

The Human Resources & Compensation Committee (the **"HR&C Committee"**) of the Board for 2001 consisted of Messrs. Neil Carragher, Ralph S. Cunningham, G. Woody MacLaren, Frank W. Proto, T. Don Stacy (Chair) and Thomas M. Taylor. All of the directors on the HR&C Committee are non-employees.

The purpose of the HR&C Committee is to assist the Board in fulfilling its obligations relating to human resources and compensation matters and to establish a plan of continuity and development of senior management. The HR&C Committee is authorized and directed to review all aspects of executive compensation and performance measures for senior executives' short and long term goals. The mandate of the HR&C Committee is to ensure that the Corporation's compensation policies are adequate to attract and retain highly qualified and experienced executives.

Report of the Human Resources & Compensation Committee on Executive Compensation

The HR&C Committee believes that long-term corporate success, defined as sustained profitable growth resulting in long term shareholder value, is best achieved in an environment in which executives have the opportunity to innovate, and are rewarded appropriately for that innovation. The Corporation's compensation philosophy is to provide total compensation opportunities that are competitive with the pay practices of other industry-leading companies, and to provide a strong and direct link between corporate performance and compensation, using a combination of base salary, cash incentives and equity incentives.

To achieve this goal, the HR&C Committee annually reviews the Corporation's executive compensation and performance measures (base salary as well as short and long term incentive programs), using comparative North American industry data provided by independent professional compensation consultants. The results of this review are used by the HR&C Committee and the Board to: (1) establish executive salary ranges equal to the 50th percentile of the comparative North American industry group with individual salaries set in the appropriate salary range based on the executive's experience and performance; and (2) provide through the Management Incentive Plan of the Corporation (the "**Management Incentive Plan**") the opportunity for cash incentives equal to the 50th percentile of the North American industry group in years in which return on invested capital ("**ROIC**") reaches the target level, and the opportunity for cash incentives up to the 75th percentile of the North American industry group in years in which ROIC significantly exceeds the target level. ROIC, as defined in the Management Incentive Plan, is "net income after taxes (before interest/related tax impact) divided by the Weighted Average Invested Capital".

The Management Incentive Plan has two main components: (1) the results of the Corporation which determine the amount of funds available under the Management Incentive Plan; and (2) the performance of the individual measured against specific personal objectives. Individual target incentives have been established based on expected individual contributions to corporate results and are expressed as a percentage of base salary. No incentive is payable unless ROIC is equal to or exceeds 70% of the Corporation's Operating Plan ROIC, with payment contingent upon the participant meeting all normal job requirements and a minimum of 50% of his or her agreed stretch goals. Since the Corporation did not achieve an ROIC equal to 70% of the 2001 Operating Plan ROIC, no incentive payouts were made for 2001. Incentives above the target rate are payable when ROIC exceeds the annual Operating Plan ROIC.

To align the interests of management with those of the Corporation's Shareholders, stock options and SARs are granted to employees, including the named executive officers. Pursuant to the Stock Option Plan, executives and other key managers and employees have been granted options to acquire Common Shares at the fair market value on the date of the grant. Options vest in 25% increments over four years and expire 10 years from the date of the grant. The Corporation's SAR Plan is described under "Executive Compensation" above.

Chief Executive Compensation

Mr. Van Brunt's compensation was reviewed in conjunction with the 2001 review of all executive compensation referenced above. Based on the comparative North American industry compensation data, a salary range for the President & CEO was established by the HR&C Committee. Mr. Van Brunt's performance is reviewed annually based on input from Board members. The review is conducted jointly by the Chair of the Board and the HR&C Committee. Mr. Van Brunt's 2001 salary was set within the range for his position based on his experience and performance on the job.

Based on the Corporation's performance in 2001, Mr. Van Brunt was not eligible for an award under the Management Incentive Plan.

Submitted on behalf of the HR&C Committee:

T. D. Stacy (Chair)
N. Carragher
R. S. Cunningham
G. W. MacLaren
F. W. Proto
T. M. Taylor

Share Performance Graph

The following table shows the return, assuming dividend reinvestment, on $100 invested in each of the Common Shares and the TSE 300 Index from December 31, 1996 to December 31, 2001.

TOTAL COMMON SHAREHOLDERS' RETURN
December 31, 1996 to December 31, 2001 (Assuming Dividend Reinvestment)


200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
1996
1997
1998
1999
2000
2001
100%
113%
93%
109%
72%
142%
60%
151%
117%
130%
91%
Agrium
TSE

Compensation of Directors

For 2001, each director, who was not an employee of the Corporation, was paid an annual fee of U.S.$22,500 for acting as a director, an annual fee of U.S.$3,500 for service on a committee, an additional U.S.$1,500 for serving as a committee chairman and meeting fees of U.S.$1,000 per day for Board and committee meetings attended. The total annual fee to be paid to the Chairman of the Board is set at U.S.$91,500.

Prior to the adoption of the amendments to the Corporation's Stock Option Plan as described under "Approval of Increase of Maximum Number of Common Shares Available Upon Exercise of Options" above, the Board had a practice of granting 10,000 options to new directors, and annual grants to directors of up to 10,000 options, with a general practice of granting each director 5,000 options per annum. During 2001, each of the directors (other than Dr. Henry) who was not an employee was granted a ten year option to acquire 5,000 Common Shares. Dr. Henry received a ten year option to acquire 5,000 Common Shares at the time that the other directors were granted options as aforesaid, and, in addition, Dr. Henry was awarded 5,000 options in December of 2001 in accordance with the then practice of the Board to grant a total of 10,000 options to new directors in the year of their initial election or appointment. All directors' options are subject to the vesting requirements of the Stock Option Plan. The exercise price of the options granted to the directors in 2001 was Cdn.$20.52 to Cdn.$14.15 per share, being the closing price of the Common Shares on the TSE at the time of the grant. Directors, in aggregate, were granted an additional 40,455 options throughout 2001 pursuant to the Corporation's program to grant one option for each Common Share acquired by such directors in the open market, with option exercise prices ranging from Cdn.$18.93 to Cdn.$14.35.

In December 2001, the Board approved a deferred share unit plan (the "**DSU Plan**) for all directors. The DSU Plan allows directors to elect to receive their remuneration in the form of deferred share units ("**DSUs**") or cash or any combination thereof. The number of DSUs issued is calculated by dividing the director's remuneration by the fair market value of the Corporation's Common Shares on the conversion date (generally the last business day of each quarter). At the date of retirement from the Board or termination as a director, the director would be entitled to receive the market value of an Agrium Common Share for each DSU.

Corporate Governance

The stewardship of the Corporation is the responsibility of the Board and four committees of the Board. The Board believes that good corporate governance practices provide an important framework for a timely response by the Board to situations that may directly affect shareholder value, and is firmly committed to attaining high standards of corporate governance.

The Corporation conforms to all of the guidelines published by the TSE Committee on Corporate Governance as set forth in the attached Schedule "D".

Board Composition and Mandate

In addition to the responsibilities of the Board mandated by law, the Board considers and approves the Corporation's annual capital and operating budgets, and any significant changes to those budgets, all major acquisitions, dispositions and financing transactions, as well as all matters involving the Corporation's securities. The Board has specifically assumed responsibility for the stewardship of the strategic planning and succession planning processes and regularly considers the principal risks associated with the Corporation's business and how these risks are managed.

The Board is currently composed of twelve directors, eleven of whom are unrelated to the Corporation. The Board considers a board size of nine to twelve members to be an appropriate number for the size of the Corporation, and is sufficient to provide an appropriate mix of backgrounds and skills necessary for the stewardship of the Corporation. Only Mr. Van Brunt, the President & Chief Executive Officer of the Corporation, is a related director. In conducting its analysis, the Board applied the definition of an *unrelated director* as one who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. In the Board's view, being designated as a related director is not to be construed in any way to imply that a related director makes less of a contribution to the Corporation than a director determined to be unrelated or that a related director cannot and does not act with independence or in the best interests of the Corporation.

Committees of the Board of Directors

The Board has four committees: the Audit Committee, the HR&C Committee, the Corporate Governance & Nominating Committee (the "**CG&N Committee**") and the Environment, Health & Safety Committee (the "**EH&S Committee**"). Each committee has a defined mandate.

Audit Committee

H. G. Schaefer (Chair)
C. G. Brunthaver
N. Carragher
G.W. MacLaren
F. W. Proto (Non-Voting Member)

The Audit Committee is responsible for satisfying itself on behalf of the Board that the Corporation's financial statements are fairly presented and that appropriate systems of internal and external controls are in place and carried out. The Audit Committee has specific terms of reference that explicitly mandate direct communication with internal and external auditors, ongoing review of the external auditors (including the scope of the audit, pre-approval of non-audit services and the role, independence and fees of the external auditors), overseeing management reporting, internal controls and management information, and reviewing risk management issues on behalf of the Board. The Committee reviews the audited financial statements and corporate disclosure documents including the Annual Report, the Annual Information Form, all prospectuses and other offering memoranda, and other major shareholder communications before they are approved by the Board. It also reviews and recommends to the Board the appointment of the external auditors and approves the release of the quarterly financial results.

Human Resources & Compensation ("HR&C") Committee

T. D. Stacy (Chair)
N. Carragher
R.S. Cunningham
G.W. MacLaren
F.W. Proto
T. M. Taylor

The HR&C Committee's responsibilities include establishing, for the Board's approval, the President and Chief Executive Officer's compensation and policies relating to the compensation for the executive officers of the Corporation, including setting the compensation (including salaries, bonuses, stock and other incentive plans and benefits) for the executive team. The HR&C Committee reviews the Stock Option Plan and considers and approves any changes in the Corporation's Pension Plan, including investment objectives and policies of the Corporation's Pension Plan. The HR&C Committee's mandate also includes recommending a performance evaluation process for the Chief Executive Officer and ensuring its implementation, as well as reviewing succession planning programs respecting executive and key officer positions. The HR&C Committee reports at least annually to the full Board on these matters.

Corporate Governance & Nominating ("CG&N") Committee

F. W. King (Chair)
D. G. Devine
H. G. Schaefer
T. D. Stacy
T. M. Taylor
F. W. Proto (Non-Voting Member)

The continued development and refinement of the Corporation's approach to corporate governance issues has been delegated to the CG&N Committee. The CG&N Committee is responsible for reviewing and recommending to the full Board for approval the Corporation's report on compliance with the guidelines published by the TSE Committee on Corporate Governance. The CG&N Committee annually reviews the directors' compensation program and makes recommendations to the Board for approval. The CG&N Committee is also responsible for making an annual assessment of the overall performance of the Board, the Board Chair and the committees of the Board pursuant to an evaluation process that is designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The CG&N Committee monitors the relationship between management and the Board and reviews the Corporation's structure to ensure that the Board is able to function independently of management. In 2001, the CG&N Committee retained the services of an independent consultant to conduct a director search. As a result of the search, Dr. Susan Henry joined the Board in September 2001.

Environment, Health & Safety ("EH&S") Committee

R. S. Cunningham (Chair)
C. G. Brunthaver
D. G. Devine
F. W. King
F. W. Proto

The EH&S Committee is responsible for ensuring that the Corporation's activities are conducted in an environmentally responsible manner and the Corporation maintains the integrity of its health and safety policies. The EH&S Committee monitors the Corporation's compliance with legislative, regulatory and the Corporation's environmental standards and meets separately with the Director, Environment Health and Safety and reports to the Board on such meetings.

Indebtedness of Directors and Officers

Except for routine indebtedness, none of the directors and executive officers of the Corporation, proposed management nominees for election as a director and any associate of any director, executive officer or proposed management nominee is or has been indebted to the Corporation or any of its subsidiaries at any time during the year ended December 31, 2001.

Directors' and Officers' Insurance

The Corporation carries directors' and officers' liability insurance covering acts and omissions of the directors and officers of the Corporation and of those of its controlled subsidiaries. The policy in effect during 2001 has an annual aggregate limit of U.S.$100,000,000 with coverage for employment practices liability coverage included in the first U.S.$75,000,000. The annual premium paid by the Corporation in 2001 was U.S.$223,500. The existing insurance policy is in effect until May 31, 2002 with the five month premium being U.S.$93,125, however, the Corporation will realize a premium increase and coverage changes when renewing this coverage. The projected premium for U.S.$100,000,000 directors' and officers' liability coverage for the balance of 2002 will be U.S.$199,920 and U.S.$25,000,000 employment practices liability coverage will be U.S.$58,000. For 2002 the total actual and projected premium for directors' and officers' liability coverage and employment practices liability coverage is U.S.$351,045. It is not anticipated that there will be a change in the current deductible of U.S.$500,000 for each loss, which deductible is absorbed by the Corporation.

The current By-Law No. 1 of the Corporation, as well as the proposed By-law No. 1 as amended, provides for the indemnification of each director and officer against all costs, charges and expenses reasonably incurred by him or her in respect of any action or proceeding to which he or she is made a party by reason of being a director or officer of the Corporation, subject to the limitations contained therein and in the Act. In addition, the Corporation has entered into written agreements with each director and officer to provide indemnification to the extent permitted under the Act.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest of any director or officer, any proposed management nominee for election as director, any person beneficially owing or exercising control or direction over 10% or more of the outstanding Common Shares, or any associate or affiliate of any of the foregoing, in any transaction since January 1, 2001 or any proposed transaction that has materially affected or will materially affect the Corporation or any of its affiliates.

OTHER DOCUMENTS

The Corporation will provide to any person upon request a copy of the Corporation's Annual Information Form, together with material incorporated by reference therein, audited consolidated comparative financial statements for the year ended December 31, 2001 and any issued interim financial statements subsequent to that date and this Management Proxy Circular. Requests for this information should be addressed to the attention of the Corporate Secretary.

OTHER MATTERS

As of the date of this Management Proxy Circular, the Board and management know of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

DIRECTORS' APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Board of the Corporation.

Dated at Calgary, Alberta, March 25, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Leslie O'Donoghue
Vice President, General Counsel
and Corporate Secretary

SCHEDULE "A"

RESOLUTION OF THE SHAREHOLDERS
OF
AGRIUM INC.
(the "Corporation")

AMENDMENT TO ARTICLES FACILITATING THE APPOINTMENT OF DIRECTORS

RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. The Corporation be and is hereby authorized and directed to apply for a Certificate of Amendment under Section 173(1)(o) of the *Canada Business Corporations Act* to amend Item 7 of the Articles of the Corporation to add the following provision:

   "Subject to the maximum number of directors authorized pursuant to the Articles of the Corporation, the Board of Directors may, between annual general meetings, in addition to filling vacancies as permitted by law, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors so appointed shall not at any time exceed one-third of the number of directors elected at the previous annual meeting of shareholders."

2. Any officer of the Corporation be and is hereby authorized to execute and deliver for and on behalf of the Corporation all such documents, including Articles of Amendment, and to cause the filing of the Articles of Amendment under the Act, and to do all such other acts and execute all such other documents as may be determined by such officer to be necessary or advisable to give effect to the foregoing, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of such actions.

SCHEDULE "B"

RESOLUTION OF THE SHAREHOLDERS
OF
AGRIUM INC.
(the "Corporation")

CONFIRMATION OF AMENDMENT TO BY-LAW NO. 1

WHEREAS by resolution passed on March 5, 2002, the Board of Directors of the Corporation (the **"Board"**) authorized and approved certain amendments (the **"By-law Amendment"**) to General By-law No. 1 of the Corporation;

AND WHEREAS the Board has determined that the By-law Amendment is in the best interest of the shareholders and therefore recommends that the shareholders vote to approve the By-law Amendment;

RESOLVED THAT:

1. The resolution of the Board passed on March 5, 2002, pursuant to which By-law No. 1 of the Corporation was amended by deleting its text entirely and replacing it with General By-law No. 1 in the form attached as Exhibit 1 to this resolution being the same is ratified and confirmed.

2. Any officer of the Corporation be and is hereby authorized to execute and deliver for and on behalf of the Corporation all such documents and to do such other acts as such officer may determine necessary or advisable to give effect to the foregoing, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

EXHIBIT 1

BY-LAW NO. 1

A By-law Relating Generally to the Business and Affairs of the Corporation

PART ONE

Interpretation

Section 1.01 **Definitions** – In this by-law, unless the context otherwise requires:

(a) **"Act"** means the Canada Business Corporations Act, or any statute that may be substituted therefor, as from time to time amended;

(b) **"appoint"** means "elect" and vice versa;

(c) **"articles"** means the articles attached to the Certificate of Incorporation of the Corporation as from time to time amended or restated;

(d) **"Board"** means the board of directors of the Corporation;

(e) **"by-laws"** means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(f) **"Corporation"** means Agrium Inc.;

(g) **"meeting of shareholders"** includes an annual meeting of shareholders and a special meeting of shareholders; and "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders; and

(h) **"recorded address"** has the meaning set forth in section 5.09.

Section 1.02 **Construction** – Save as aforesaid, words and expressions defined in the Act, including "resident Canadian" have the same meanings when used herein. Words importing the singular number include the plural and vice versa; and words importing a person include an individual, partnership, association, body corporate, trustee, executor, administrator and legal representative.

PART TWO

Meetings of Shareholders

Section 2.01 **Presiding Officer** – The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed who is present at the meeting: the Chairman, the President or a Vice President who is also a director. In the absence of any such officer, the shareholders shall choose one of their number to chair the meeting. Subject to the Act, the procedure to be followed at any meeting of shareholders shall be determined by the chairman of the meeting.

Section 2.02 **Quorum** – A quorum of shareholders is present at a meeting of shareholders, irrespective of the number of persons actually present at the meeting, if the holders of ten per cent of the shares entitled to vote at the meeting are present or represented by proxy.

Section 2.03 **Participation in Meetings by Electronic Means** – Any person entitled to attend a meeting of shareholders shall be entitled to participate in the meeting by means of a telephonic, electronic or other communication facility including teleconferencing, video conferencing, computer link, webcasting and other similar means, if the Corporation has made available such communication facilities and provided that the chairman of the meeting is satisfied that all participants will be able to communicate adequately with each other during the meeting. A person participating in a meeting by such means is deemed for the purposes of this Act to be present at the meeting.

Section 2.04 **Meetings held by Electronic Means** – If the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held entirely by means of a telephonic, electronic or other communication facility including teleconferencing, video conferencing, computer link, webcasting and other similar means that permits all participants to communicate adequately with each other during the meeting, provided that such directors or shareholders, as the case may be, have made such communication facilities available for such meeting.

Section 2.05 **Proxyholders and Representatives** – Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as the shareholder's representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall conform with the requirements of the Act and shall be, in the case of a shareholder that is not a body corporate or association, in writing executed by the shareholder or the shareholder's attorney or in the form of an electronic document executed by the shareholder or the shareholder's attorney.

Section 2.06 **Execution of an Electronic Document** – For the purposes of section 2.05, an electronic document, that is, any form of representation of information or of concepts fixed in any medium in, or by, electronic, optical or other similar means, is executed if the signature results from the application by a person of a technology or a process that permits (a) the signature resulting to be unique to that person, (b) that person's signature to be incorporated or associated with or attached to the electronic document, and (c) that person to be identified.

Section 2.07 **Votes to Govern** – At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a poll or by either a show of hands or by signifying by telephonic, electronic or other means of communication or by a combination thereof, the chairman of the meeting shall be entitled to a second or casting vote.

Section 2.08 **Manner of Voting** – Subject to the Act, any question at a meeting of shareholders shall be decided by either a show of hands or by signifying by telephonic, electronic or other means of communication or by a combination thereof, if the Corporation has made available such communication facilities, unless a ballot thereon is required or demanded as hereinafter provided, and upon either by a show of hands or by signifying by telephonic, electronic or other means of communication or by a combination thereof every person who is present and entitled to vote shall have one vote, subject to any provision of the Act restricting the ability of a proxyholder or alternate proxyholder to vote either by a show of hands or by signifying by telephonic, electronic or other means of communication or by a combination thereof where such person has conflicting instructions from more than one shareholder. Whenever a vote by either by a show of hands or by signifying by telephonic, electronic or other means of communication or by a combination thereof shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

Section 2.09 **Ballots** – On any question proposed for consideration at a meeting of shareholders, and whether or not a vote by either a show of hands or by signifying by telephonic, electronic or other means of communication or by a combination thereof has been taken thereon, the chairman may require a ballot or any person who is present and entitled to vote on such question at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

PART THREE

Directors and Officers

Section 3.01 **Election and Term** – Until changed in accordance with the Act, the Board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles. The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors otherwise determine. Where the shareholders adopt an amendment to the articles to increase the number or maximum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

Section 3.02 **Qualification** – Subject to the Act, at least twenty-five percent of the directors of the Corporation must be resident Canadians. However, if a Corporation has less than four directors, at least one director must be a resident Canadian.

Section 3.03 **Eligibility Requirements at Meetings** – The Board shall not transact business at a meeting, other than filling a vacancy in the Board, unless at least twenty-five percent of the directors present are resident Canadians, or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian, except where

(a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b) the required number of resident Canadian directors would have been present had that director been present at the meeting.

Section 3.04 **Vacancies** – Subject to the Act and the articles, vacancies in the Board may be filled for the remainder of its term of office from among persons qualified for election by the remaining directors if constituting a quorum; otherwise such vacancies shall be filled at the next annual meeting of shareholders at which directors for the ensuing year are to be elected or at a special meeting of shareholders called for that purpose.

Section 3.05 **Chairman of Board Meetings** – The chairman of any meeting of the Board shall be the first mentioned of such of the following officers as have been appointed who is present at the meeting: the Chairman, the President, or a Vice President who is a director. If no such officer is present, the directors shall choose one of their number to chair the meeting.

Section 3.06 **Executive Committee** – The Board may, from time to time, appoint an Executive Committee consisting of at least three directors. The Executive Committee shall be vested with all the ordinary powers and authority of the Board at all times during which the Board is not in session. All acts and proceedings of the Executive Committee shall be reported to the Board at the next meeting thereof, but any right granted or obligation incurred pursuant to the authority of the Executive Committee shall be treated as valid and binding upon the Corporation.

Section 3.07 **Notice** – No notice need be given of the first meeting of the Board following a meeting of shareholders at which directors are elected if such meeting of the Board is held immediately after the shareholders meeting. Notice of all other meetings of the Board and of all meetings of the Executive Committee shall be given to each director or member of the committee, as the case may be, not less than forty-eight hours (excluding any non-business day) before the time when the meeting is to be held and may be given by mail, facsimile, telegram, telex or other electronic means of communication. No action taken at any meeting of the Board shall be invalidated by the accidental failure to give notice or sufficient notice thereof to any director.

Section 3.08 **Quorum and Voting** – At all meetings of the Board and of the Executive Committee three directors shall constitute a quorum and every question shall be decided by a majority of the votes cast thereon. In case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

Section 3.09 **Remuneration and Expenses** – Directors who do not receive salary as officers or employees of the Corporation shall each be paid such amount per annum as the Board may from time to time determine. In addition they, and the salaried directors, shall each receive such amount as the Board may from time to time determine for each meeting of the Board or any committee thereof which they attend and shall be entitled to be paid for travelling and other expenses properly incurred in connection with the affairs of the Corporation. The Board may also award special remuneration to any director undertaking any special service on the Corporation's behalf.

Section 3.10 **Officers** – The Board may elect or appoint such officers having such responsibilities as the Board sees fit, provided that at all time there shall be a Chairman and a President (who may be the same person) who shall be elected from the Board and there shall be a Secretary.

Section 3.11 **Indemnity and Insurance** – Subject to the limitations contained in the Act but without limit to the right of the Corporation to indemnify any person under the Act or otherwise, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or a director or officer of such body corporate, if:

(a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

Subject to the limitations contained in the Act, the Corporation may purchase, maintain or participate in such insurance for the benefit of such persons referred to in this Section as the Board may from time to time determine.

PART FOUR

Execution of Documents

Section 4.01 **Execution of Documents** – The Board may from time to time determine the officers or other persons by whom any particular document or instrument or class of documents or instruments of the Corporation shall be executed and the manner of execution thereof, including the use of facsimile reproductions of any or all signatures and the use of the corporate seal or a facsimile reproduction thereof.

PART FIVE

Notices

Section 5.01 **Method of Giving Notices** – Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the Board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's recorded address or if mailed to such person at such recorded address by prepaid ordinary or air mail or if sent to such person at such recorded address by any means of prepaid transmitted or recorded communication, or if provided in the form of an electronic document so long as the shareholder, director, officer, auditor or member of a committee of the Board (collectively, the "addressee") has consented to receive the notice in such form. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered for dispatch; and a notice so sent in the form of an electronic document shall be deemed to have been given when transmitted. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by the secretary to be reliable.

Section 5.02 **Consent to Receiving Notice by Electronic Document** – The requirement for consent pursuant to section 5.01 shall be satisfied if (a) the addressee has consented in the manner prescribed and has designated an information system for the receipt of the electronic document, and (b) the electronic document is provided to the designated information system unless otherwise prescribed.

Section 5.03 **Notice to Joint Shareholders** – If two or more persons are registered as joint holders of any share, any notice may be addressed to all such jointholders, but notice addressed to one of such persons shall be sufficient notice to all of them.

Section 5.04 **Computation of Time** – In computing the date when notice must be given under any provision requiring specified number of days' notice of any meeting or other event, the day of giving the notice shall be excluded and the day of the meeting or other event shall be included.

Section 5.05 **Undelivered Notices** – If any notice given to a shareholder pursuant to section 5.01 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until informed in writing by the shareholder of a new address.

Section 5.06 **Omissions and Errors** – The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

Section 5.07 **Persons Entitled by Death or Operation of Law** – Every person, who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to the name and address of such person being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

Section 5.08 **Waiver of Notice** – Any shareholder, proxyholder or other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the Board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under the Act, the regulations thereunder, the articles, the by-laws or otherwise, and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the Board or a committee of the Board which may be given in any manner.

Section 5.09 **Interpretation** – In this by-law, "recorded address" means in the case of a shareholder the address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holder or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the Board, the latest address as recorded in the records of the Corporation.

PART SIX

Effective Date and Repeal

Section 6.01 **Effective Date** – This by-law shall come into force when made by the Board in accordance with the Act.

Section 6.02 **Repeal** – All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All directors, officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the Board with continuing effect passed under any repealed by-law shall continue to be valid except to the extent inconsistent with this by-law and until amended or repealed.

ENACTED by the Board the 5th day of March, 2002.

____

President & Chief Executive Officer

____

Corporate Secretary

CONFIRMED by the shareholders in accordance with the Act the 8th day of May, 2002.

____

Corporate Secretary

SCHEDULE "C"

RESOLUTION OF THE SHAREHOLDERS
OF
AGRIUM INC.
(the "Corporation")

INCREASE IN NUMBER OF SHARES UNDER THE STOCK OPTION PLAN

RESOLVED THAT:

1. The Stock Option Plan of the Corporation dated May 10, 2000 as amended (the **"Plan"**) be amended in Article 4.1 of the Plan as follows:

   In the fourth line of Article 4.1, by deleting the following language:

   "...shall not exceed 9,550,625"

   and replacing it with the following language:

   "... shall not exceed 11,550,625"

2. Any officer of the Corporation be and is hereby authorized to execute and deliver for and on behalf of the Corporation all such documents and to do such other acts as such officer may determine necessary or advisable to give effect to the foregoing, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

SCHEDULE "D"

CORPORATE GOVERNANCE GUIDELINES COMPLIANCE TABLE

GUIDELINES	COMPLIANCE	COMMENTS
1. The Board should explicitly assume responsibility for the stewardship of the Corporation, including:		
(a) adoption of a strategic planning process;	Yes	(a) The strategic planning process being followed within the Corporation has been presented by management to the Board for approval. This is an ongoing process and the involvement of the directors in the process is carried out in more detail at an annual Board strategic planning session.
(b) identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;	Yes	(b) The Board reviews on an ongoing basis the principal risks of the Corporation's business and management's recommendations for managing such risks. Systems put in place to manage risks are monitored by the Board or the appropriate Board committee.
(c) succession planning, including appointing, training and monitoring senior management;	Yes	(c) The Human Resources & Compensation Committee reviews with the President & Chief Executive Officer existing management resources and plans, including recruitment and training programs, to ensure that qualified personnel will be available for succession to executive positions and key officer positions in its major subsidiaries. A summary presentation is provided to the Board on these matters on an annual basis.
(d) communications policy for the Corporation; and	Yes	(d) The Board has assumed responsibility and put structures in place for ensuring the Corporation is able to communicate effectively with its shareholders, other stakeholders and the public in a timely, accurate, balanced and non-selective manner. Continuous disclosure material sent to shareholders is reviewed with the Board or the appropriate Board committee.
(e) integrity of the Corporation's internal control and management information systems.	Yes	(e) The responsibility for reviewing internal control and management information systems is delegated to the Audit Committee with the assistance of the internal and external auditors. Internal control and information systems are reviewed annually by the Audit Committee with management.

2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	The Board is comprised of twelve directors, eleven of whom are unrelated. The Board applied the definition of an *unrelated director* as one who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings.
3. The principles supporting the conclusion in item 2.	—	The related director is the President & Chief Executive Officer of the Corporation.
4. The Board should appoint a committee of directors: (a) composed exclusively of outside, i.e. non-management, directors, a majority of whom are unrelated directors; and (b) with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	 Yes Yes	 (a) The Corporate Governance & Nominating Committee is comprised of six directors, all of whom are unrelated directors. (b) The Corporate Governance & Nominating Committee proposes to the full Board new nominees to the Board and has responsibility for assessing directors on an ongoing basis.
5. The Board should implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	Yes	The Corporate Governance & Nominating Committee assesses the effectiveness of Board committees and the Board itself and the contribution of individual directors. In assessing such matters, the Corporate Governance & Nominating Committee conducts surveys of directors and makes recommendations for improvement.
6. Existence of an orientation and education program for new recruits to the Board.	Yes	Management has established an orientation and education program for new directors. A "Director's Orientation" manual is provided for new and existing directors, and is updated from time to time. In addition, all committees of the Board report to the Board on an ongoing basis with respect to developments within their respective areas.

7. Size of the Board and the impact of the number upon effectiveness.	Yes	The Board is currently comprised of twelve directors. The Board believes a board size of nine to twelve members is large enough to permit diversity of views and to staff the various committees of the Board, while facilitating effective decision-making.
8. Adequacy and form of the compensation of directors that realistically reflects the responsibilities and risk involved in being an effective director.	Yes	The Corporate Governance & Nominating Committee annually reviews directors' compensation and makes recommendations to the Board. The Corporation also conducts surveys to ensure that directors' compensation is consistent with industry standards.
9. Committees of the Board should generally be composed of: (a) outside directors; and (b) a majority of whom are unrelated directors.	 Yes Yes	 (a) Each Board committee is comprised solely of outside directors. (b) Each Board committee is comprised of only unrelated directors.
10. The Board should assume responsibility for, or assign to a committee of the Board, the general responsibility for developing the Corporation's approach to governance issues.	Yes	The Corporate Governance & Nominating Committee has been charged by the Board to develop and review the Corporation's approach to corporate governance issues, and to review the same and recommend changes from time to time to the Board.
11. The Board, together with the President & Chief Executive Officer, should develop position descriptions for the Board and the Chief Executive Officer, involving the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objectives which the President & Chief Executive Officer is responsible for meeting.	Yes	A formal delegation of authority to the President & Chief Executive Officer and management has been adopted by the Board. The Board retains all powers not delegated to management. In addition, the Board develops with management the corporate objectives which the President & Chief Executive Officer and management are responsible for meeting and reviews such objectives on an ongoing basis. In addition, the directors participate with management in an annual strategic planning meeting which reviews and considers performance targets and objectives.
12. The structures and procedures ensuring that the Board can function independently of management.	Yes	There is only one management nominee on the Board, being the President & Chief Executive Officer. The Chairman and all other directors are independent of management. The Board meets independently of management on an ongoing basis.

13. (a) The Audit Committee of the Board should be composed only of outside directors. (b) The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties. (c) The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. (d) The Audit Committee duties should include oversight responsibility for management reporting on internal control and should ensure that management has designed and implemented an effective system of internal control.	Yes Yes Yes Yes	(a) The Audit Committee is comprised of only outside directors. (b) The Audit Committee has adopted roles and responsibilities setting forth meeting requirements and matters to be reviewed and approved. These matters include the approval of the quarterly financial statements, the review of annual financial statements, accounting practices and policies, ongoing reviews with the Corporation's auditors including the scope of the audit, pre-approval of non-audit services, and the role, independence and fees of the external auditors. (c) The Audit Committee reviews with the external auditors and management accounting principles, policies and practices, financial statements and disclosure documents and specific issues as appropriate. (d) The Audit Committee reviews the scope and adequacy of management's system of internal control and reviews the adequacy and effectiveness of such internal controls through discussions with management and the work of the internal and external auditors.
14. The Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances.	Yes	The Corporation recognizes that individual directors may, on occasion, require the services of an advisor or expert in connection with such director's responsibilities as a member of the Board or its committees. The Board has determined that any director who wishes to engage an outside advisor at the expense of the Corporation, may do so upon obtaining the authorization of the Board Chair or the Corporate Governance & Nominating Committee.

EXHIBIT 2

Agrium®

2001 ANNUAL REPORT POSITIONED FOR SUCCESS

TABLE OF CONTENTS

2001 Highlights 9
Letter to Shareholders 10
Global Supply and Demand 13
Our Company – Positioned for Success 17
Management's Discussion and Analysis 22
Our North America Wholesale Business 27
Our North America Retail Business 35
South America 38
Our South America Wholesale Business 40
Our South America Retail Business 41
Other 43
Management's Report to Shareholders 45
Auditors' Report to Shareholders 45
Consolidated Financial Statements 46
Corporate Governance 76
Other Financial Highlights and Information 81
Corporate and Shareholder Information 87

(ALL AMOUNTS ARE IN U.S. DOLLARS UNLESS OTHERWISE STATED)

COMPANY PROFILE

Agrium Inc. is a leading global producer and distributor of fertilizers and other agricultural products and services. We are one of the top two nitrogen producers in the world with approximately three percent of the nitrogen market. From our 14 operations in North America and Argentina, we have the capacity to produce, market and distribute approximately 10 million tonnes of fertilizer products annually. This includes approximately seven million tonnes of nitrogen, two million tonnes of potash and one million tonnes of phosphate. Our facilities are among the most modern and efficient in North and South America. Approximately three million tonnes of strategically located storage capacity enable us to serve our customers during the peak spring and fall application seasons. Our Retail operation, with more than 225 retail farm centres in the U.S., is one of the largest independent retailers of fertilizers, seed and chemicals in North America and a major provider of agronomic and application services. In Argentina, we also own and operate 18 retail farm centres.

Agrium in 2001.




ADVERTENCIA

Positioned for success.



Agrium has planted

Our company has invested significantly to strengthen our foundation in North America and expand globally. We have increased our global production capacity and streamlined operations to make us a more efficient producer.


Agrium's World Production Capacity
(million tonnes of product)
15
12
9
6
3
0
10
3
1993
2001*
Nitrogen
Phosphate
Potash
Sulphur
Source: Agrium
*Includes Kenai and 50% Profertil.

the seeds of success



Global nutrient demand is forecast to increase with population growth, improved diets in developing countries and the need to increase food production on a fixed agriculture land base. Optimizing nutrient use will improve crop yields for a growing world.

to seize opportunities





and ensure growth



Arable Land vs. Population
Arable land (acres)
World population (billions)
1.5
1.2
0.9
0.6
0.3
0
10
8
6
4
2
0
1.03
0.87
0.74
0.65
0.56
0.50
1960
1970
1980
1990
2000
2010f
Arable acres per person
World population
Sources: FAO, U.S. Census Bureau



World Fertilizer Consumption*
(million tonnes of nutrient)
200
160
120
80
40
0
30
69
117
138
137
157
1960
1970
1980
1990
2000
2005f
Nitrogen
Phosphate
Potash
Source: IFA, (Fertilizer Year)
*Excludes industrial use.



to yield strong results

We are positioned to capture the benefits of global nutrient demand growth. As the global fertilizer cycle recovers, we expect to generate significant earnings and cash flow that will allow us to continue on the road towards achieving our vision.



Gross Profit
(millions of dollars)
600
480
360
240
120
0
541
82
1993
2001
Nitrogen
Phosphate
Potash
Other
Retail



Cash Flow
(millions of dollars)
125
100
75
50
25
0
119
36
1993
2001

for a better tomorrow.



2001 World Fertilizer Capacity* by Company
(million tonnes of nutrient)


PCS 13.1
IMC 9.4
Agrium 5.7
P A Belarukali (Belarus) 5.2
Norsk Hydro (Norway) 4.4
Kali und Salz (Germany) 4.1
OCP (Morocco) 3.5
Farmland 3.3
CF Industries 3.2
Terra Industries 2.9
Mississippi Chemical 2.5
Nitrogen
Phosphate
Potash

Sources: IFA, IFDC, Fertecon, Blue Johnson, Company Reports, Agrium
**Much of world capacity is owned and operated by State enterprises or privately held corporations not listed; potash production is significantly below capacity for some companies.*

Our vision is to be a top-tier global company providing diversified agricultural products and services in a manner that maximizes growth in shareholder value.

Our Vision.



For the year ended December 31	2001	2000	1999	1998	1997
(millions of U.S. dollars, except per share data)					
Net sales	$ 2,063	$ 1,873	$ 1,716	$ 1,805	$ 1,938
Gross profit by business segment					
North America Wholesale					
Nitrogen	150	172	88	169	296
Phosphate	6	19	60	75	84
Potash	58	70	65	69	51
Sulphate and other	15	17	18	19	19
	229	278	231	332	450
North America Retail	257	247	238	236	230
South America Wholesale	28	2	6	–	–
South America Retail	25	19	12	13	8
Other	2	1	2	–	1
Total gross profit	$ 541	$ 547	$ 489	$ 581	$ 689
Before Argentine Charges [1]					
EBIT[2]	80	163	131	228	354
EBITDA[3]	221	270	224	320	439
Net earnings (loss)	4	82	62	119	182
Per common share	$ (0.06)	$ 0.65	$ 0.47	$ 0.94	$ 1.41
After Argentine Charges [1]					
EBIT[2]	31	163	131	228	354
EBITDA[3]	172	270	224	320	439
Net earnings (loss)	(45)	82	62	119	182
Per common share	$ (0.49)	$ 0.65	$ 0.47	$ 0.94	$ 1.41
Cash provided by operating activites	119	224	127	204	394
Capital expenditures	164	179	234	174	144
Net working capital as at December 31	123	9	174	362	338

(1) Charges relating to devaluation of the Argentine peso and the forced conversion of U.S. dollar receivables (see Note 4 to the Consolidated Financial Statements).
(2) Earnings (loss) before interest expense and income taxes.
(3) Earnings (loss) before interest expense, income taxes, depreciation, depletion and amortization.

2001 Highlights.



Net Sales
(millions of dollars)
2,500
2,000
1,500
1,000
500
0
1,938
1,805
1,716
1,873
2,063
1997
1998
1999
2000
2001



EBITDA
(millions of dollars)
500
400
300
200
100
0
439
320
224
270
172
1997
1998
1999
2000
2001



Net Earnings (Loss)
(millions of dollars)
200
160
120
80
40
0
-40
-80
182
119
62
82
-45
1997
1998
1999
2000
2001

letter to shareholders





TO OUR SHAREHOLDERS:
After a promising start, the year 2001 turned into a major disappointment for the fertilizer industry in general and Agrium in particular. The long anticipated turn in the nitrogen fertilizer cycle came to a grinding halt in the second quarter due to an unprecedented combination of negative events. Adverse weather at home and abroad was aggravated by 'sticker shock' as nitrogen fertilizer prices skyrocketed due to record high natural gas costs early in the year.

This volatility within the marketplace challenged our management and employees to levels not normally experienced in a more prosperous and stable environment. These challenges have demanded extraordinary dedication on the part of the 5,000 employees who make up the Agrium family. It is difficult to be focused on the future when the present does not measure up to expectations and we would be remiss if we did not acknowledge, with admiration and gratitude, their patience, commitment and hard work.

We must remind ourselves that our industry is cyclical and the past five years have been difficult as we have lived with the down cycle. We have taken advantage of this time to build our asset base and improve processes so as the cycle turns we are Positioned For Success. We believe 2001 was the bottom and that 2002 will be the start of the return to more prosperous times for the industry.

In 2001, the poor weather and high input costs combined with continued low crop prices to create the first decline in global nutrient consumption in a decade. In North America, the decline was five percent. Worldwide, it was three percent. The resulting high level of inventory carryout from the spring season, which was exaggerated by record nitrogen imports as a result of the high nitrogen prices in the U.S. and weather-related problems in international markets, led to a difficult pricing environment in the second half of the year as the industry dealt with the near-term oversupply situation.

Ironically, had the weather allowed a 'normal' spring season in our key markets, we would have had a year beyond expectations as a result of our industry-leading, well-hedged gas prices and the higher-than-anticipated nitrogen prices. Our first quarter results were an indicator of what could have happened if the weather had been favorable.

Late in the year, after it seemed like everything that could go wrong did go wrong, along came the economic crisis in Argentina. Like most companies, our plans anticipated an eventual devaluation of the peso. The only question was when. Because we could not predict when devaluation would happen, we prepared for its impact by essentially conducting our business in U.S. dollars.

Despite criticism and protests from the International Monetary Fund, World Bank, U.S. Federal Reserve Board and others, the Argentine Government took the extraordinary action of mandating a conversion of U.S. dollars to pesos at below-market exchange rates. This caught everyone off-guard and effectively nullified the steps we, and others, had taken to protect ourselves. However, over the long-term, this one-time event should have a positive impact on our South American businesses. It will reduce costs and further enhance our ability to compete in the global marketplace. Profertil S.A. (Profertil) is fully capable of shipping its entire production offshore if necessary.





Despite the extraordinary events encountered in 2001, Agrium made significant progress in improving our competitive position during the year. Since 1993, we have been positioning the Company to be a global leader in the fertilizer industry and in 2001 we remained committed to that vision.

- Our Kapuskasing, Ontario, phosphate mine achieved full production during the second half and will, as we move into 2002, help our Redwater, Alberta, phosphate operation reap the more than $30-million in phosphate rock cost savings originally anticipated.
- We enhanced our financial flexibility by negotiating more favorable bank covenants; by increasing our bank credit facilities; by successfully achieving non-recourse status for $300-million in long-term, syndicated project financing for the Profertil nitrogen complex despite deteriorating economic conditions in Argentina; and by establishing company-wide expenditure restraints for 2002.
- Production rates at Profertil reached 10 percent above design capacity, confirming our position as the leading Western hemisphere nitrogen producer and enhancing our status as a major player on the international scene. What's more, as a result of Profertil's environmental upgrades and work with the community, politicians cite the complex as an example of how industry should operate.
- Our Retail business in North America continues to be strong, setting a fifth consecutive record year for earnings before interest expense and income taxes. Agroservicios Pampeanos, our South America Retail operation, had its best year since entering the business five years ago, becoming self-sufficient on a cash basis.
- Integration of the Unocal Fertilizer Assets, which Agrium purchased late in 2000, resulted in higher than predicted benefits and positioned us ideally for growth in international markets which will occur if, as expected, China and India import greater amounts of nitrogen in the future.
- The purified phosphoric acid unit at our Conda, Idaho, plant came on stream, opening a new industrial market for our phosphate business. Additional upgrades at our existing facilities at Conda have improved our overall cost position relative to 2001.
- Our actively managed hedging program produced $78-million of gains over the year which helped to achieve an overall gas price of 43 percent lower than the New York Mercantile Exchange (NYMEX), providing a significant advantage over the rest of the North American industry.

The unique combination of events that proved unfavorable to our financial results in 2001 are now showing signs of recovery. We look forward to more typical weather patterns. Contrary to 2001, the snow-pack in the Pacific Northwest will significantly increase the supply of water for irrigation. Overall, weather conditions in our market areas appear to be much improved over those of last year.

Our natural gas costs will be lower in 2002 than they were in 2001. North American natural gas prices have returned to more typical levels and we anticipate that they will remain there for the better part of 2002. Although we realized gains in 2001 from our hedging program, we will incur hedging losses in 2002 on positions taken in 2001. However, we expect positive hedging opportunities to present themselves as the current year progresses.

Distress sales and production curtailments by most companies, including Agrium, have dissipated the high inventory build-up. Our strategy going forward will be to continue matching production to market demand without compromising our ability to respond quickly to changes in customer requirements. The low application rates of 2001 have left most areas nutrient deficient. If weather co-operates, fertilizer application rates should increase substantially in 2002 as growers, particularly corn producers, replace nutrients and increase the number of acres they plant.

The world grain stocks-to-use ratio is at its lowest level in several years. A low stocks-to-use ratio has historically produced higher grain prices, increasing the price of fertilizers.

A key objective in 2002 will be to strengthen our balance sheet and improve our financial flexibility. Maintaining an investment grade credit rating is one of our longstanding objectives and a commitment to our stakeholders. We will limit capital expenditures to sustaining levels only. We have also minimized costs where possible and are positioned to capitalize on our existing assets, our experienced personnel and our focus on value-added customer service.

What sets us apart from our competitors are our low-cost production, extensive distribution network and our ability to supply product during periods of peak demand. The achievements of the past eight years are the platform upon which we will support a growing world and position our Company for continued success.

Dr. Carroll Brunthaver will retire from our Board of Directors in May. We thank him for his outstanding contribution to our Company. We welcome Dr. Susan Henry, who has joined the Agrium Board, bringing a wealth of experience and expertise in the agricultural sector.

Finally, on behalf of the Board, we wish to thank our shareholders and employees for the confidence they have demonstrated by remaining with Agrium through this difficult year. We are dedicated to open and honest communication and committed to always acting in the best interests of our shareholders. Notwithstanding the financial results in 2001, Agrium has returned a 20 percent annual shareholder return in the eight years since its inception and nine percent annually over the past three difficult years. We plan to continue to operate in a manner deserving of your trust. Our strategies position us for success in an exciting marketplace, one with great potential for growth.

John M. Van Brunt
President and Chief Executive Officer
March 5, 2002

Frank W. Proto
Chairman of the Board
March 5, 2002


Agrium

Share Price Performance Since Initial Public Offering
(April 21, 1993 - December 31, 2001)


Index
625
500
375
250
125
0
April 1993
April 1995
April 1997
April 1999
April 2001
TSE 300
Dow Jones Industrial
Agrium

Source: *Bloomberg*





Global Demand
The United Nations estimates that the world population will reach 7.7 billion by 2020, an increase of 35 percent from 1995.

Economic Growth
One percent economic growth equals a two percent growth in annual consumption of meat, milk and eggs per person. U.S. per capita consumption of animal protein is 70 grams per day versus 17 grams per day in Asia.

Impact of Urbanization on Agricultural Land
China added 150 million people during the 1990s but its arable land was reduced by at least five million hectares, or just over three percent of its total.

global supply and demand

The key to success and profitability in the fertilizer industry is understanding the relationship of global supply to demand. As the world's population continues to rise, additional grain and animal feed are required to provide basic nourishment and improve living standards, especially in developing countries. At the same time, limited new arable land around the globe makes it imperative to increase per-acre crop yields in order to satisfy this increased demand for food. Optimizing fertilizer application will satisfy the need to both expand yields and prevent soil nutrient depletion in the world's farmlands.

To keep up with the steadily increasing demand for fertilizer in developing countries, new production facilities should come on stream every year. However, additions to supply are sporadic because financing is generally more available in prosperous times, and construction requires three to four years. Other considerations, including environmental concerns and political stability, also affect the location of new facilities.

This combination of steady demand growth and sporadic supply additions produces the cyclical effect which characterizes most commodity industries. The duration of the cycle not only depends on the timing of new capacity that is added to the world market but also the rate of growth in demand. Fertilizer demand is influenced by world agricultural markets and prices, weather factors, general economic growth and political stability.

2001 marked a prolonged stay at the low end of the fertilizer cycle. Unusually poor weather conditions, higher farm input costs and low grain and oilseed prices discouraged fertilizer use. Nitrogen, phosphate, potash and sulphur were all affected by these general conditions and by other factors specific to each nutrient.

Nitrogen fertilizers account for approximately two-thirds of the nutrients used by the world's growers.

NITROGEN

Nitrogen fertilizers account for approximately two-thirds of the nutrients used by the world's growers. In many regions of the world, growth in demand for nitrogen was down significantly in 2001 for the first time in more than 30 years. Although primarily due to adverse weather conditions, the decline was also caused by continuing low grain prices, acreage shifts and grower concerns over higher energy, fuel and fertilizer input costs. The fall in demand resulted in high inventories at the end of the spring season. As a result, nitrogen prices declined substantially during the summer of 2001 and producers shut down over one-third of North American capacity in order to reduce inventories.

2000 – 2001 World Consumption*
(million tonnes of nutrient)



125
100
75
50
25
0
25
29
101
Potash
Phosphate
Nitrogen

Sources: IFA, IFDC, Fertecon
*Includes fertilizer and industrial use.

Few New Additions to Nitrogen Capacity
(million tonnes of nitrogen)



5
4
3
2
1
0
1998
2000
2002f
2004f

Sources: BJ&A, Fertecon, IFA, Industry Reports (Fertilizer Year)
China is expected to have future additions, however, these additions are expected to be more than offset by future closures.

World Nitrogen Prices
(dollars per tonne FOB)


250
200
150
100
50
0
Jan 1992
Jan 1994
Jan 1996
Jan 1998
Jan 2000
Jan 2002

☐ Ammonia Black Sea ☐ Urea Black Sea
Sources: Green Markets, Blue Johnson

World Phosphate Prices
(dollars per tonne FOB)


375
300
225
150
75
0
Jan 1992
Jan 1994
Jan 1996
Jan 1998
Jan 2000
Jan 2002

DAP Central Florida
Sources: Green Markets, Blue Johnson

World Potash Prices
(dollars per tonne FOB)


200
160
120
80
40
0
Jan 1992
Jan 1994
Jan 1996
Jan 1998
Jan 2000
Jan 2002

Potash Saskatchewan ☐ Potash corn belt
Sources: Green Markets, Blue Johnson

The decline in world demand was further impacted by supply additions in 2001. Three new world-scale nitrogen facilities came on stream in the international marketplace, two in South America and one in Malaysia. Although these plants increased the supply of nitrogen-based products available to world markets, limited additions to capacity in the medium-term are expected to fall short of the growth in demand. We believe future investment in new nitrogen facilities will be based on the ability to supply emerging markets in Asia and South America from state-of-the-art facilities located close to sources of low-cost natural gas and low-cost transportation.

PHOSPHATE

Phosphate accounts for approximately 19 percent of world nutrient consumption. In 2001, Phosphate markets continued to adjust to capacity additions in India and Australia which came on stream in 2000. Those two new facilities added 1.3 million tonnes of phosphate, increasing world capacity by five percent. Combined with lower imports by China and a decrease in North American consumption, these additions resulted in the idling of approximately 25 percent of U.S. phosphate capacity for most of 2001. China and India are the top two phosphate importers and the U.S. is the primary phosphate exporter.

Phosphate accounts for approximately 19 percent of world nutrient consumption.

POTASH

Potash accounts for approximately 16 percent of world nutrient consumption. The two primary producing regions are Canada and the Former Soviet Union, which produce 45 percent and 30 percent of world production respectively. World potash trade declined in 2001 from near record levels in 2000, as some key importing countries began the year with high inventory levels. Low prices for potash-dependent commodities such as rice and palm oil also affected demand. This, combined with a decline in consumption in North America in 2001, resulted in extended potash mine shutdowns to reduce inventories.

As is the case with phosphate, current world production capacity for potash exceeds demand. Producers have adequate reserves and production capacity to meet or exceed global demand for the foreseeable future. Producers in the Canadian province of Saskatchewan sell their product globally through Canpotex Ltd. Another significant

Nitrogen (N)

The primary nutrient for plant growth. It promotes protein formation in plants and crops and is a major component of chlorophyll, which helps promote healthy growth, high yields and keeps plants green.

Phosphate (P)

Phosphate is critical in the early stages of plant growth. It stimulates root development, promotes flowering and helps prevent disease and environmental stress.

Potash (K)

Potash is an important regulator of plant growth. It helps the roots to stay in place, facilitates food transfer, and boosts resistance to stresses such as drought and disease.





marketing agency, International Potash Company (IPC), is composed of producers in the Former Soviet Union. As both agencies look to increase their size and influence, there is the potential for continued strong competition over market share in 2002.

SULPHUR

Sulphur is a component of plant proteins and is required in quantities similar to those of phosphate. It is generally used in the production of phosphate fertilizers and ammonium sulphate. Sulphur is a by-product of oil and gas production in western North America, and is in abundant supply.

Sulphur is generally used in the production of phosphate fertilizers and ammonium sulphate.

Critical success factors for the global wholesale fertilizer sector:

- Marketing efforts focused on the success of customers;
- Production facilities located where raw materials are available at competitive prices;
- Facilities more efficient than competitors; and
- Cost effective transportation to markets.

Stocks-to-Use Ratio

The stocks-to-use ratio indicates the level of inventoried stock as a percentage of total consumption. The lower the stocks-to-use ratio the more scarce supplies are relative to demand.

POTENTIAL OPPORTUNITIES

The opportunities in the fertilizer business are in the global arena. To succeed, certain critical success factors need to be met. An opportunity in the nitrogen industry is to build, directly or through partnerships, state-of-the-art facilities close to sources of low-cost natural gas and transportation in emerging markets such as Asia and South America. The opportunities in the potash and phosphate market may be in mergers and acquisitions as producers rationalize unprofitable assets.

GLOBAL EXPECTATIONS FOR 2002

We expect 2002 to be a transition year in the fertilizer cycle with modest recovery. Forecasters expect the world grain stocks-to-use ratio to decline to its lowest level since 1995/1996. Historically this has been an indicator of higher grain prices and higher grain prices have led to higher fertilizer prices. A return to typical weather conditions that enhance growing conditions would also encourage greater use of all the major nutrients.

In nitrogen, demand growth is expected to exceed the additional capacity coming on stream. China's entry into the World Trade Organization (WTO) and India's movement toward greater compliance with WTO rules could also positively impact the balance of supply and demand. China and India consume approximately 39 million tonnes of nitrogen annually, accounting for 37 percent of world nitrogen use. WTO rules should restrict both countries from unfairly supporting local production through protectionist policies.

Low Grain Stocks Led to Higher Prices


World grain stocks-to-use ratio (percent)
U.S. Corn farm price (dollars per bushel)
50
40
30
20
10
0
5
4
3
2
1
0
1981
1987
1991
1997
2001
World grain stocks-to-use ratio
U.S. Corn farm price

Source: USDA, (Fertilizer Year)

Nitrogen Prices Follow Grain Prices


Corn belt urea price (dollars per tonne)
U.S. Corn farm price (dollars per bushel)
250
200
150
100
50
0
3.75
3.00
2.25
1.50
0.75
0
1981
1985
1989
1993
1997
2001
Corn belt urea price
U.S. Corn farm price

Sources: Green Markets, USDA, Blue Johnson, (Fertilizer Year)

Phosphate is also expected to improve as the combination of low inventories at the end of 2001 and a recovery of demand should tighten the balance of supply and demand. This should result in bringing back on stream some of the capacity currently shut down.

There are early indications that the potash market may show improvement in 2002 as demand improves from depressed 2001 levels in North America, Western Europe and parts of Asia.

Future growth in global phosphate and potash consumption is forecast by The Potash and Phosphate Institute (PPI). The PPI believes both nutrients are currently under-applied in many markets in relation to optimal agronomic rates.

RETAIL

The retail business provides growers with fertilizers, chemicals, seeds and agronomic and application services. The business relies on customer relationships, and therefore tends to reflect regional and local conditions. Larger retail operations tend to have more competitive margins because they can take advantage of economies of scale.

Larger retail operations tend to have more competitive margins because they can take advantage of economies of scale.

The goals and opportunities for the retail business include incremental expansion opportunities, improving the efficiencies and technologies of farm centers and providing new and improved services to growers. Retailers must differentiate their package of products and services through marketing strategies that emphasize value-added services and commitment to the customers' success.

Critical success factors for the retail fertilizer sector are:

- Superior customer service;
- Focus on low cost operations;
- Employee compensation programs that reward success.

Agronomy

Agronomy is the theory and practice of crop production and soil management.

Nutrients and Yield Potential

Modern agronomic science recommends a properly balanced application of macro and micronutrients to maximize crop yields.



2001 World Consumption



Potash 16%
Phosphate 19%
Nitrogen 65%

Source: IFA

2001 Agrium Production



Potash 18%
Phosphate 13%
Nitrogen 69%

Source: Agrium

our company – positioned for success



The profitability of a commodity-based industry hinges on the balance between supply and demand. In this environment, it is essential that producers and marketers base their plans on long-term strategies, instead of simply reacting to short-term swings in the cycle. Our last two annual reports have described our strategy for achieving our vision. "A Strong Foundation" in 1999 and "Supporting a Growing World" in 2000 were the concentrated efforts that "Position Us For Success" in 2001. The following table uses the themes from 1999, 2000 and 2001 to set out our principles and goals.

Theme	Goal
1999 Annual Report We focused on our base business, providing an in-depth review of our operations and demonstrating that we have built a Strong Foundation, which provides the leverage we need to grow globally.	ASSETS • Optimize our existing portfolio to ensure operations are among the most efficient in the industry. • Streamline our distribution network to continue to provide a competitive advantage. • Optimize services between our Retail and Wholesale businesses. MARKETS • Concentrate our efforts where premium services and products result in higher net returns.
2000 Annual Report We outlined the elements, essential in Supporting a Growing World, and how we increased our presence in the global marketplace.	BUSINESS PROCESSES • Develop business processes that increase the efficiency and effectiveness of our organization. PEOPLE • Invest in our people to build a culture of trust, respect, accountability and creativity. Create a High Performance Culture, which aligns employee compensation and values with Corporate goals. • Continue to develop an organizational environment which practices accountability to all stakeholders.
2001 Annual Report Our focus is on the strategies and short-term goals that demonstrate we are Positioned for Success to attain our vision.	GROWTH • Through disciplined investment, balance product portfolio diversification with global opportunities. • Maintain a financial structure which balances risks and rewards to ensure financial stability throughout the cycle.

Global Demand – U.S. Government Reports:

- Much of the population increase will be in developing countries, where food supply and malnutrition are already serious problems;
- Although demand for food will increase as population increases, the area of cultivated land will not increase significantly;
- Methods for improving crop production must be found to satisfy the nutritional requirements of the expanding population. The use of fertilizers is one way to increase food supplies.

We are confident the fertilizer industry will continue to grow on a global scale, and that we are well positioned to take advantage of opportunities that will contribute to achieving our vision. We are one of the world's two leading nitrogen producers, with approximately three percent of the global market. Our production facilities, spanning the Western Hemisphere, from Kenai, Alaska, to Bahia Blanca, Argentina, serve customers around the globe. Our efficient and integrated wholesale and retail



operations in North and South America provide superior products and services to every link in the fertilizer value chain.

POSITIONING OURSELVES FOR SUCCESS

In 1999, we conducted a major review of our business processes and corporate structure to ensure that we were following best practices and were positioned to compete on a global scale. Our Kapuskasing, Ontario, phosphate mine, developed to reduce raw material costs, was commissioned late that year, experiencing some initial start-up and mechanical design setbacks which have since been overcome. In 1999, we also signed an agreement with Astaris LLC, formerly FMC Corporation, to build an industrial-grade purified phosphoric acid (PPA) unit at our Conda, Idaho, phosphate facility to access a stable return on investment with industrial markets.

In 2000, we took a significant step towards achieving our vision when we acquired the fertilizer assets of The Union Oil Company of California (the Unocal Fertilizer Assets). The purchase included two world scale nitrogen plants in Kenai, Alaska, which sell product almost exclusively on the global market, and smaller facilities on the west coast of the United States. The purchase, made near the bottom of the fertilizer cycle, increased our nitrogen production capacity by 50 percent and greatly enhanced our global presence. Another significant milestone in the achievement of our vision occurred in 2001, when production began at the Profertil S.A. (Profertil) facility in Argentina. Construction of the facility, in which we hold a 50 percent interest, began in 1997. Combined with Agroservicios Pampeanos, our South America Retail operation started in 1995, Profertil gives us a significant presence in a region that has the potential to become a world leader in the production and export of foodstuffs.

The Unocal Fertilizer Asset purchase, made near the bottom of the fertilizer cycle, increased our nitrogen production capacity by 50 percent and greatly enhanced our global presence.

In 2001, we brought our Conda, Idaho, PPA project on stream, resolved the final production problems at our Kaspuskasing, Ontario, phosphate mine and completed the integration of the Unocal Fertilizer Assets into our North America Wholesale business.

An organization's long-term vision must be supported by clear strategies which are tied to short-term goals, and a commitment to achieving these goals. Over the past three years, by putting our strategies into action and accomplishing short-term

Growing Our Company

1989 – 1995
Acquisition of Crop Production Services Inc.

1995
Acquisition of Western Farm Service Inc.

1995
Acquisition of Nu-West Industries Inc.

1995 – 1997
Establishment of 18 farm centres in Argentina.

1996
Merger with Viridian Inc.

1998 – 2000
Construction of Profertil S.A.

1998 – 2000
Development of Kapuskasing, Ontario, facility.

2000
Acquisition of the Unocal Fertilizer Assets.

1999 – 2001
Built industrial-grade PPA unit at Conda, Idaho.

2001 Employee Distribution


NAW 2,230
NAR 2,206
South America 289
Corporate 263
North America Retail
Corporate
North America Wholesale
South America

Investing in People
The experience and skill of our staff, combined with our high performance culture initiative and training programs, are essential to our continued success and growth.

Partners in the Community
We participate actively in the communities where we operate by providing support, helping those in need, and working in partnership with others to build stronger communities.

Environment, Health and Safety
Our vision of being a top-tier global company requires a commitment to health, safety and the environment. The health and safety of employees, customers and the public is our primary focus.



goals, we have moved closer to our vision and positioned ourselves well for future success.

An organization's long-term vision must be supported by clear strategies which are tied to short-term goals, and a commitment to achieving these goals.

OUR COMMITMENT

To our shareholders

Our vision is to be a top-tier global company providing diversified agricultural products and services in a manner that maximizes growth in shareholder value. We are proud of our record. Since going public in April 1993, we have increased revenues from less than $300-million to more than $2-billion and provided an average annual shareholder return of 20 percent, compared to 13 percent for the Dow Jones Industrial Index Average.

To our people

The dedication of our people is critical to achieving our goals and realizing our vision. We believe a positive working environment stimulates initiative and loyalty, and we continue to place emphasis on developing our High Performance Culture. Achieving a U.S. $50 share price is another challenging goal which, along with aligning employee compensation with growth in shareholder value, is intended to focus employee efforts on our critical success factors.

To our communities

We are committed to supporting the communities in which we operate. We actively support youth, culture, health and environmental opportunities that enrich our communities. We work with local organizations to help make our communities better places to live in. Our employees contribute directly through their participation or investment in community activities, and Agrium offers financial support through our Partners in the Community investment program.

To the environment

As a global leader in our industry, we are committed to health, safety and the environment. Our success continues to come from the quality, stability and experience of our workforce; our safe work practices, and extensive training. Our business is subject to stringent government environmental regulations and our corporate standards meet or exceed these regulations wherever we operate.

54

(N) NITROGEN

The Nitrogen Process

Combining steam and hydrogen from natural gas with nitrogen from the air produces ammonia, the basic building block of all nitrogen products. Ammonia can then be upgraded to nitrogen solutions or dry products including urea.

Agrium's Advantage

Our North American production is primarily located in the province of Alberta, close to important agricultural markets and abundant supplies of relatively low-cost natural gas.

Industrial Uses

Nitrogen is used in various industrial products such as plastics, resins, explosives, pharmaceuticals, adhesives and refrigeration coolants. World industrial use accounts for 15 percent of total nitrogen consumption.









Wholesale Production Facilities
- Nitrogen
- Phosphate
- Potash
- Sulphate

Retail Farm Centres
- Retail Locations

(P) PHOSPHATE

The Phosphate Process

The phosphate process combines phosphate rock with sulfuric acid to produce phosphoric acid. This acid is concentrated and then combined with ammonia to produce dry phosphate; monoammonium phosphate (MAP) or diammonium phosphate (DAP).

Agrium's Advantage

Agrium benefits from low-cost supplies of ammonia and sulphur and the secure supply of rock from its integrated mining operations.

Industrial Uses

Phosphate has many non-agricultural uses, such as soft drinks, detergents and pharmaceuticals. Industrial uses account for 15 percent of total global phosphate consumption.













(K) POTASH

Potash Process

Potassium-rich ore is mined, unwanted minerals are removed and then the product is sized and granulated to produce potash fertilizers.

Agrium's Advantage

Agrium's potash mine in Saskatchewan, Canada, which is the lowest cost-producing region, sits on the world's largest potash deposit.

Industrial Uses

Industrial uses for potash include soaps, perfumes, electronic screens, water softeners, pharmaceuticals and baking powder. World industrial use accounts for 10 percent of total potash consumption.



(S) SULPHUR

Sulphur Use

Sulphur is significant to agriculture in two ways — as a plant nutrient and for the processing of phosphate rock into phosphate fertilizers.

Agrium's Advantage

Agrium's facilities are strategically located in western North America near abundant low-cost supplies of sulphur.

Agricultural Uses

Sulphur helps build protein, enzymes and vitamins. It also promotes the formation of chlorophyll.







management's discussion and analysis



The following management's discussion and analysis is in U.S. dollars except where otherwise stated and should be read in conjunction with the consolidated financial statements and related notes on pages 46-75. The Summary of Year-Over-Year Changes in Net Earnings Table on page 22; the Selected Quarterly Information – Seasonality of Earnings and Cashflow Table on page 23; and the Sensitivity Table on page 25 form part of the management's discussion and analysis.

Our activities are divided geographically, and by function, into five segments. The four operating segments are: North America Wholesale, North America Retail, South America Wholesale and South America Retail. The fifth segment, Other, includes our corporate functions and inter-segment eliminations.

2001 IN REVIEW

The year 2001 was a disappointment financially for Agrium and the North American fertilizer industry. We were comfortable with the investment analysts' consensus early in 2001 of net earnings for the year of $1.21 per common share and we were on our way to achieving those results after a good first quarter, but ultimately we experienced our worst year since going public in 1993. Before considering the impact of losses due to the devaluation of the Argentine peso and the forced conversion of U.S. dollar receivables into pesos, (Argentine Charges), net earnings for 2001 were $4-million, down from $82-million ($0.65 per common share) and $62-million ($0.47 per common share) in 2000 and 1999 respectively. The Argentine Charges, resulted in additional losses of $49-million and a consolidated **net loss** of $45-million ($0.49 per common share).

Consolidated earnings before interest expense and income taxes (EBIT) were $31-million compared to $163-million in 2000 and $131-million in 1999. Together with the Argentine Charges, poor results from our North America Wholesale operations were the primary driver behind these poor results. **North America Wholesale** was impacted by an unprecedented combination of factors. Poor weather created the worst growing conditions in years, volatile gas prices made production management difficult and selling prices were heavily influenced by gas prices, record nitrogen imports and reduced sales volumes. These factors contributed to North America Wholesale recording EBIT of $64-million compared to $166-million in 2000 and $128-million in 1999.

The table below summarizes the year-over-year changes in net earnings:

2001 Market Conditions
Poor weather conditions combined with low grain prices and high input costs encouraged growers to reduce application rates or switch to less nitrogen intensive crops.

Fertilizer Demand
North American and world demand is anticipated to improve in 2002 due to higher grain prices, increased corn acreage, lower input costs and a return to more typical weather conditions.

Balanced Nutrient Application
Balanced nutrient application is the most effective way to replenish nutrient depleted soils. Properly fertilized soils produce larger, healthier crops.

Summary of Year-Over-Year Changes in Net Earnings

(millions of U.S. dollars)	2001	2000	1999
Net earnings previous period	82	62	119
North America Wholesale			
Nitrogen pricing and volumes	96	108	(55)
Nitrogen manufacturing costs	(140)	(49)	(20)
Unocal Fertilizer Asset acquisition	21	22	–
Phosphate	(13)	(41)	(13)
Potash	(12)	4	(3)
Depreciation	(25)	(14)	–
Facility shut down costs	(15)	–	–
North America Retail EBIT*	4	4	7
Restructuring costs	–	–	(11)
Interest costs	(37)	–	–
Other	–	(3)	7
Tax impact on variances	43	(11)	31
Argentine Charges	(49)	–	–
	(45)	82	62

*Earnings before interest expense and income taxes (EBIT)


Gross Profit North America
(millions of dollars)
375
300
225
150
75
0
231 238
278 247
229 257
1999
2000
2001
Wholesale Retail


Gross Profit South America
(millions of dollars)
125
100
75
50
25
0
6 12
2 19
28 25
1999
2000
2001
Wholesale Retail


Cash Provided by Operating Activities
(millions of dollars)
500
400
300
200
100
0
394
204
127
224
119
1997 1998 1999 2000 2001

Potential for Increased Agricultural Land

The total area of potential farmland is quite large, but its spatial distribution is highly uneven and its initial quality will be generally inferior to the existing cropland.

Fertilizer Demand

Without manufactured fertilizers the only way to support a growing population would be to dramatically increase the number of acres under cultivation by converting rainforests and large parts of grasslands. In addition, an estimated one-third of our current agricultural production would be lost without manufactured fertilizers.


가을 신상품 대매출
그릇도매상가 C동 3층

Both our **South America Wholesale** and **South America Retail operations** were severely impacted by the Argentine Charges. These losses are the result of two distinct events. Based on a year-end exchange rate of 1.70 pesos to the U.S. dollar, losses of $20-million have been incurred as a result of the devaluation of the peso. In addition, losses totalling $29-million have resulted from legislation by the Argentine government which has substituted peso denominated monetary assets for U.S. dollar denominated monetary assets. In our South America Retail operation there was an additional $23-million unrealized foreign currency charge to the cumulative translation adjustment account, a component of shareholders' equity.

Prior to recording the Argentine Charges, our retail operation in Argentina recorded EBIT of $1-million compared to losses before interest expense and income taxes of $1-million in 2000 and $7-million in 1999. Our wholesale operation, comprising our 50 percent share in the Profertil S.A. (Profertil) nitrogen facility, recorded EBIT of $4-million in its first year of production, also before Argentine Charges, compared to losses of $4-million in 2000 and EBIT of $1-million in 1999.

EBIT from our **North America Retail** business was $51-million, its fifth successive record year, and an increase of nine percent over 2000 and 19 percent over 1999.

Interest expense of $74-million for 2001 increased by $37-million over 2000 and 1999 with the start up of Profertil and the discontinuance of interest capitalization, interest on the financing incurred to purchase the Unocal Fertilizer Assets, and as a result of increased working capital levels.

Mainly as a result of high inventory levels, **cash flow provided by operating activities after changes in working capital** for 2001 was $87-million compared to $256-million in 2000 and $160-million in 1999. The high inventory value was due to our North America Wholesale business where low fertilizer demand increased inventory and high natural gas input costs increased the average price per tonne. Generally, our working capital levels are driven by the seasonal nature of the fertilizer business. Inventory builds prior to the spring and fall planting seasons, and cash collections generally occur after planting. In some areas such as Argentina, collections occur after harvest in their fall. In managing our working capital levels we utilize an accounts receivable securitization facility in both our U.S. retail and wholesale operations. This facility allows us to sell to a financial institution up to $125-million dollars of eligible receivables throughout the year. This reduces volatility in our working capital levels throughout the North American fertilizer cycle.

The following table of selected quarterly information illustrates the seasonality of our earnings and cash flow:

Selected Quarterly Information – Seasonality of Earnings and Cashflow

(millions of U.S. dollars)	2001					2000					1999				
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Net sales	$ 381	$ 803	$ 410	$ 469	$ 2,063	$ 310	$ 700	$ 378	$ 485	$1,873	$ 289	$ 675	$ 355	$ 397	$1,716
Net earnings (loss)	$ 7	$ 45	$ (17)	$ (80)	$ (45)	$ (4)	$ 51	$ 13	$ 22	$ 82	$ –	$ 54	$ 3	$ 5	$ 62
Net earnings per share															
Basic	$ 0.04	$ 0.37	$ (0.17)	$ (0.72)	$ (0.49)	$ (0.06)	$ 0.44	$ 0.10	$ 0.17	$ 0.65	$ (0.01)	$ 0.46	$ 0.01	$ 0.02	$ 0.47
Diluted	$ 0.03	$ 0.33	$ (0.17)	$ (0.72)	$ (0.49)	$ (0.06)	$ 0.42	$ 0.10	$ 0.16	$ 0.62	$ (0.01)	$ 0.40	$ 0.01	$ 0.02	$ 0.46
Cash provided by operating activities	$ 38	$ 61	$ 17	$ 3	$ 119	$ 21	$ 70	$ 54	$ 79	$ 224	$ 19	$ 70	$ 14	$ 24	$ 127

Capital asset additions of $164-million, excluding the accrued contingent purchase consideration of $19-million for the Unocal Fertilizer Assets, were below both 2000 and 1999 levels, which included construction of Profertil, as we cut back our capital program in the latter half of 2001 in order to conserve cash resources.

LIQUIDITY AND CAPITAL RESOURCES

During 2001, we completed the following financing transactions:

- Issued $125-million 8.25 percent debentures due February 15, 2011, and used the proceeds to retire the majority of the bridge financing facility related to the acquisition of the Unocal Fertilizer Assets;
- Repaid the Profertil bridge financing facility, which expired March 30, 2001, utilizing funds available under a long-term project financing expiring December 31, 2010;
- Obtained the release of completion guarantees on the Profertil plant on November 30, 2001, resulting in the project financing becoming non-recourse to Agrium;
- Increased our unsecured syndicated working capital credit facilities from $200-million to $375-million. This facility will be reduced to $281-million and certain covenants will be amended concurrent with the completion of the financing referred to below.

In March 2002, we also entered into a "bought deal" financing with a syndicate of Canadian underwriters to issue $110-million of common shares at $9.85 per common share.

Our debt-to-debt plus equity ratio, including bank indebtedness at December 31, 2001, was 57 percent compared to 48 percent at the end of 2000, and 47 percent at the end of 1999. This is higher than our target ratios but liquidity should improve in 2002 as working capital requirements should be substantially less than in 2001 due both to the current low natural gas cost environment and lower inventory levels. In March 2002, we entered into a "bought deal" financing with a syndicate of Canadian underwriters to issue $110-million of common shares at $9.85 per common share. The underwriters have an overallotment option to purchase additional common shares at the same issue price for a period of 30 days from the date of closing. If the option is fully exercised the total amount of the issue will be $124-million.

Trees for the Holidays

Most Christmas trees are grown on tree farms. Like all crops, healthy trees are grown with the aid of a balanced fertilizer application program. About half of the world's production of sulphur and more than 90 percent of the production of phosphates and potash go into fertilizers, of which the sapling trees receive a share.





Many Uses of Corn
Corn production consumes a significant percentage of nitrogen worldwide. Corn is used to produce cornstarch, corn syrup and ethanol. These products are used in the manufacture of cotton, paper, ink, gasoline and many foods and drinks.

Capital Expenditures
(millions of dollars)


300
240
180
120
60
0
144
174
234
179
164
1997
1998
1999
2000
2001

Unused lines of credit at year-end consisted of $165-million under our syndicated working capital facilities. To use these facilities certain financial ratios must be maintained along with compliance with other covenants. These facilities are expected to meet peak working capital requirements going into the spring season.

Planned capital expenditures of $79-million for 2002 are substantially lower than recent years and contain no new investment projects. We also have annual operating commitments for 2002 of approximately $380-million which are summarized in Note 20 to the Consolidated Financial Statements. These commitments consist primarily of natural gas and power, and include $248-million which can be re-sold based on prevailing prices if not required in our operations. With the exception of funds held abroad to meet foreign debt payments, Profertil is required to bring U.S. dollars back to Argentina within 120 days (in the case of fertilizers) and convert them to pesos at the market rate.

We believe we are well positioned to take advantage of an anticipated recovery in the fertilizer industry.

EXPECTATIONS FOR 2002

We believe we are well positioned to take advantage of an anticipated recovery in the fertilizer industry. Our plans for 2002 are cautiously optimistic.

We expect each of our North and South America Wholesale operations to have improved results in 2002 and our Retail operations to have results consistent with 2001. At this low point in the cycle, we intend to conserve resources until there is evidence of a market improvement and we feel the time is prudent to reinstate investment to continue our growth. We have significantly reduced discretionary spending budgeted for 2002, and have taken a number of steps to reduce both production costs and corporate overhead.

We continue to monitor the effect of devaluation and economic uncertainty in Argentina, which, depending on the outcome, may impact our 2002 results. Based on the current trading rate of approximately two pesos to one U.S. dollar, an additional $4-million in losses relating primarily to long-term valued-added tax (VAT) would be incurred in 2002, based on December 31, 2001, balances. In the longer-term, however, we continue to believe the fundamentals for the Argentina agricultural sector remain good. In 2002, we will mitigate risk in light of this evolving economic environment. We believe devaluation should be positive in the long-term to our South America Wholesale business by reducing input costs while still receiving revenue based directly or indirectly on international, U.S. dollar based prices.

This table illustrates the effect of changes in key variables on our net earnings, and is based on actual levels of activity in 2001. It is not intended to be used to forecast results, as a change in one factor may compound or offset another and levels of activity in future years may differ from those in 2001. In addition, these sensitivities may only be valid within a limited range of values.

Sensitivity

Impact Factor	Increase in Factor	Net Earnings Impact (millions of U.S. dollars)	Earnings* per Share (dollars per share)
North America Wholesale			
Nitrogen			
Price of ammonia	U.S.$5.00/tonne	5	0.05
Price of urea	U.S.$5.00/tonne	7	0.06
Cost of natural gas	U.S.$0.10/MMBtu	(5)	(0.04)
Phosphate			
Price of phosphate (MAP & DAP equivalent)	U.S.$5.00/tonne	3	0.02
Potash			
Price of potash	U.S.$5.00/tonne	4	0.04
Exchange rate from C$ to U.S.$	C$0.01	1	0.01

*based on average outstanding shares at December 31, 2001.



Our South America Retail operation has succeeded at developing the granular urea market in Argentina to place Profertil product domestically and we will continue to evaluate options for this business in 2002.

In North America we are monitoring our markets very closely in the event demand does not meet expectations and will institute facility shutdowns in order to prevent inventory build-up. We will also investigate opportunities for asset rationalization in 2002 to ensure that we are positioned to successfully take advantage of the volatility in this market.

RISKS AND UNCERTAINTIES

The Corporation balances risks and rewards facing its operations by utilizing a variety of risk mitigation strategies and tools which include insurance, derivative instruments, fixed-price raw material contracts, partnering with local companies in foreign countries and non-recourse project financing. In some cases, to ensure security of supply of raw materials, the Corporation engages in the production of key raw materials such as phosphate rock. Because the fertilizer business is essentially an international commodity business, the Corporation attempts to do business in U.S. dollars wherever possible in order to mitigate currency exposure.

REPORTING STANDARDS

The Canadian Institute of Chartered Accountants continues to develop and revise current Canadian accounting standards, which have tended toward harmonization of Canadian and U.S. generally accepted accounting principles. Note 2 to the Consolidated Financial Statements outlines the impact the new standards will and have had on our operations in the 1999 to 2001 period. Our accounting policies fully comply with both Canadian and U.S. standards and all significant accounting policies are clearly defined in Note 1 of the Consolidated Financial Statements.

Basis for Food

The importance of land for food production is self-evident: only some 2 percent of the world's food energy and no more than seven percent of all dietary protein come from the worlds oceans, lakes and rivers.

We Live in a Protein-Hungry World

Nitrogen is the key to protein production as it increases the protein content of plants. This protein reaches dinner tables directly from plants or from meat sources that have consumed protein-holding plants.





Nitrogen
The United States imports between three and four million tonnes of ammonia per year – primarily from Canada, Trinidad and the Former Soviet Union. The United States exports less than one million tonnes of ammonia per year, primarily from our Kenai, Alaska facility.

Phosphate
The United States is the world's largest producer of phosphate fertilizers.

Potassium
About seven million tonnes is imported by the United States every year, primarily from Canada, the largest potash producer in the world.



OUR NORTH AMERICA WHOLESALE BUSINESS (NAW)

Our North America Wholesale business is the foundation of our Company. The opportunities in this business are improving the efficiency and technology of our facilities and distribution networks. The following table outlines our accomplishments in 2001 and goals for the future.

Theme	Area	2001	2002 and Beyond
Focus on Our Base Business	**ASSETS**	• Kapuskasing, Ontario, phosphate mine running at capacity • Cogeneration power projects on stream in Alberta and Alaska • Disposition of non-performing assets	• Continue rationalization of production assets in response to changing global market fundamentals • Continue to drive down costs through application of best practices • Explore options for diversifying low-cost gas supply in Alaska
	MARKETS	• Moving further into industrial markets • Worldwide sales from Kenai, Alaska, nitrogen facility	• Grow share of key agricultural and industrial markets • Leverage off existing assets to trade in product • Decrease risk through diversification of product and market mix
	BUSINESS PROCESS	• Unocal Fertilizer Assets integration complete • Achieved risk mitigation objectives • Implemented "Easiest To Do Business With" program	• Continue to improve asset management
	PEOPLE	• New incentive program implemented • Key Performance Indicators (KPIs) established Company-wide	• Continue to build High Performance Culture • Further enhance link between compensation and growth in shareholder value
Growth Initiatives		• Conda, Idaho, purified phosphoric acid (PPA) project on stream in the third quarter	• Examine opportunities around the world
Financial Performance		• EBIT of $64-million	• Improve financial flexibility, margins and reduce costs

62



The wholesale fertilizer market in North America provides a strong base to support our global expansion. We are the largest nitrogen producer in the Western Hemisphere and a significant producer of phosphates, potash and sulphur. We are also ideally positioned to serve Western Canada, the Northern Tier States and the Pacific Northwest. We benefit from our proximity to low-cost inputs and to key markets, combined with our extensive distribution infrastructure. We are also global marketers of nitrogen and potash from our North American facilities.

We benefit from our proximity to low-cost inputs and to key markets, combined with our extensive distribution infrastructure.

2001 IN REVIEW

Disappointing results in our North America Wholesale business segment were the primary reason for Agrium's overall lower earnings in 2001. Poor weather conditions across North America created the worst growing conditions in many years. Severe drought occurred in Western Canada and the Pacific Northwest, while the western Corn Belt and the eastern half of the U.S. Northern Plains received abnormally high rainfall. These conditions, as well as concerns over rising input costs, caused many growers to plant less nitrogen-intensive crops, or to leave land fallow. Low grain prices were another factor which affected all products, while high domestic nitrogen prices not only resulted in reduced demand, but also attracted record imports into North American markets. Like nitrogen, demand for phosphate and potash fertilizers was also lower.



Easiest Company to do Business With

Our effort includes order tracking, enhanced customer service and extended hours for order pick-up. We believe superior customer service will further differentiate us from our competitors.

Drought in Western Canada
(precipitation percentiles)



Record dry
Extremely low (0-10)
Very low (10-20)
Low (20-40)
Mid-range (40-60)
High (60-80)
Very high (80-90)
Extremely high (90-100)
Record wet
Extent of agricultural land

Source: PFRA

Drought in Pacific Northwest



Map focuses on widespread drought. Local conditions may vary.
D0 Abnormally dry
D1 Drought – moderate
D2 Drought – severe
D3 Drought – extreme
Delineates overlapping areas

Source: USDA

Western Canada Fertilizer Use
(million tonnes of nutrient)



2.5
2.0
1.5
1.0
0.5
0
2.02
1.91
1997-1999 avg.
2000-2001
Nitrogen
Phosphate
Potash

Source: CFI



…rofit and EBIT
(millions of dollars)
375
300
225
150
75
0
231
128
278
166
229
64
1999
2000
2001
Nitrogen
Phosphate
Potash
Sulphate
Other
EBIT





Integrated Storage and Distribution

Ensuring that product is in the right place at the right time is also important for customer satisfaction. Our geographically diverse storage and distribution system is designed to handle peak demand from agricultural customers in the narrow window of the spring and fall application seasons.

Natural Gas and Ammonia Prices



Ammonia[1]
(dollars per tonne)
Natural gas[2]
(dollars per MMBtu)
375
300
225
150
75
0
10
8
6
4
2
0
Jan 1999
July 1999
Jan 2000
July 2000
Jan 2001
July 2001
Jan 2002
Natural gas
Ammonia

Sources: Green Markets, CIBC Energy Update
[1] NOLA FOB [2] Monthly average NYMEX price (nearby month)

As a result of volatile high natural gas prices, the main raw material for the production of nitrogen fertilizers, a high percentage of production capacity in North America was shut down leading up to the 2001 spring season. Throughout the winter of 2000-2001, our strategy in our North America Wholesale business was to continue production in anticipation of normal 2001 spring demand, despite prevailing record spot natural gas prices. This was because our natural gas hedge position provided a substantial cushion against high natural gas costs which account for approximately 80 percent of the cost of producing ammonia at a natural gas price of approximately $3.00/MMBtu. We anticipated that high gas prices would result in the shut-in of significant levels of unhedged production in North America and that this would create supply shortages and put upward pressure on nitrogen prices. This view initially proved to be correct, and in late 2000 and early 2001, industry-wide shutdowns did occur in North America. Amid fears that fertilizer supplies would be tight during the spring planting season, nitrogen prices rose to record levels, but toward the end of the first quarter, natural gas prices declined, enabling most North American producers to restart their plants in time for the spring season. By this time, the high nitrogen prices in North America had attracted record imports, compounding the oversupply situation.

A number of factors combined to make 2001 one of the most challenging years ever in the North American fertilizer industry.

The resultant build up of inventories was accompanied by deteriorating weather conditions not only in North America but also in other key agricultural regions of the world. This, combined with low commodity prices, acreage shifts to less nitrogen-intensive crops and grower concerns over rising input costs, led to a significant decrease in demand and consequently lower fertilizer prices. In 2001, the U.S. Gulf spot ammonia price fell from $314 per tonne in January to $184 per tonne in July. The spot price of urea dropped from $218 per tonne to $116 per tonne during the same period.

We came out of the peak season with large quantities of high-cost inventory because of the dramatic reduction in demand. Nitrogen inventories were reduced as a result of the shut-down of three production facilities and reduced production at most of the others. This resulted in idle facility costs of approximately $15-million and negatively impacted unit production costs at facilities operating at reduced rates.

These factors contributed to North America Wholesale recording an EBIT of $64-million compared to $166-million in 2000 and $128-million in 1999.



NAW Sales Volumes
by Market Segment



Industrial 0.5
Agriculture 1.5
Agriculture 1.4
Industrial 0.6
Industrial 0.3
Agriculture 3.0
Canada
United States
Offshore

RECENT DEVELOPMENTS IN NORTH AMERICA WHOLESALE

In the challenging financial environment of 2001, we were able to achieve a number of goals and make progress on others to position us for the future.

We completed co-generation power projects at our Carseland and Kenai facilities that will secure our Alberta and Alaskan power requirements at competitive prices under long-term agreements. We realized full production of low-cost phosphate rock at our Kapuskasing facility. We completed the PPA project at our Conda facility, providing a long-term stable cash flow from monthly sales to new industrial markets. We also closed our Henry, Illinois, specialty product business, which had become unprofitable, resulting in a one-time non-cash charge to depreciation, depletion and amortization, totalling $7-million before tax ($5-million after tax).

During the year we made progress on our initiative to become the Easiest Company to Do Business With, which we launched in 2000. This includes order tracking, enhanced customer service and extended hours for pick-up.

We continue to focus on optimizing our base business assets.

We continue to focus on optimizing our base business assets. Our asset management initiative, started in 1999, is designed to ensure that we follow best practices throughout the life-cycle of a facility, from design to dismantling. These practices are expected to reduce maintenance costs, improve equipment reliability, increase on-stream factors and improve utilization of materials and services.

We continue to refine environmental, health and safety (EH&S) management systems throughout our wholesale operations. We have always maintained high standards, and are now developing and implementing EH&S systems, modeled on international best practices. This is expected to eliminate differences among facilities which resulted from our acquisitions.

OUR NITROGEN BUSINESS

Nitrogen is the largest segment of our North America Wholesale business and we are the largest producer in North America. More than 55 percent of our nitrogen (N) production capacity is located in Alberta, Canada, near abundant supplies of natural gas. Alberta natural gas has historically traded at a discount to the New York Mercantile Exchange (NYMEX), providing us with a production cost advantage. A further 30 percent of our North American nitrogen (N) production comes from our Kenai, Alaska,

Natural Gas

In North America, natural gas accounts for approximately 80 percent of the cost of producing ammonia, the basic component of nitrogen fertilizers.

Nitrogen

Nitrogen accounts for 65 percent of world nutrient consumption and is the primary nutrient required to produce many fruits and vegetables. Agrium increased its nitrogen production capacity by 60 percent in 2000 and 2001.

Corn

A typical bushel of corn weighs 56 pounds and contains approximately 72,800 kernels. Most of the weight is the starch, oil, protein and fibre, with some natural moisture.





Phosphate
Phosphate deposits were formed centuries ago in shallow seas by the accumulation of marine life. These deposits are rich in phosphorus minerals. Nearly 80 percent of all phosphorus is found in bones and teeth, the second most abundant mineral nutrient in the human body.

Phosphate Market
International phosphate markets have been pressured by a reduction in imports from countries such as China, India and Australia.

Health and Vitality
Nothing can compare in flavour and nutritional goodness to a succulent, vine-ripened tomato. Strong vines are essential and phosphate nutrients ensure the vigor and heartiness of the vine.





facility, which has a reserve-dedicated natural gas contract at a fixed base-price adjusted for increases in ammonia and urea pricing. Product from Kenai, Alaska, is sold to agricultural markets in the Pacific Rim, including Korea, Thailand and Mexico. Both agricultural and industrial sales from Kenai, Alaska, occur throughout the year, not concentrated in the spring and fall application seasons.

In 2001, our nitrogen business experienced volatile gas and selling prices. Per-tonne margins were $32, compared to $41 in 2000 and $25 in 1999, and volumes were materially lower, excluding production from the Unocal Fertilizer Assets. Compounding the domestic situation were weak international prices due to adverse weather conditions, additional capacity coming on stream and the global economic downturn, which impacted industrial demand.

In 2001, our nitrogen business experienced volatile gas prices and selling prices.

We continually evaluate demand and shut down or reduce production rates at facilities when market conditions warrant. We currently have suspended production at Redwater 1, Alberta, the smaller of our two ammonia facilities, at our urea facility in Fort Saskatchewan, Alberta, and the small ammonia facility at Finley, Washington.

As the nitrogen business becomes increasingly global in scope, we frequently investigate opportunities to optimize our asset base and adjust our product offering. We also see opportunities in growing our asset base through new production, which will most likely be concentrated in the low-cost trapped gas areas of the world. One opportunity for adjusting our product offering is by increasing our nitrogen solutions capabilities to take advantage of an emerging product opportunity.

OUR PHOSPHATE BUSINESS

Our phosphate business is focused in Western Canada and the Pacific Northwest, where we have an extensive distribution infrastructure. Our plant at Redwater, Alberta, located alongside our nitrogen facility, is the only phosphate production facility in Canada.

As with our nitrogen business, our phosphate business was impacted by poor weather in our key markets in 2001. Prices remained low but were relatively stable compared to 2000. Our per-tonne margins in 2001 were $7, compared to $21 per tonne in 2000 and $55 per tonne in 1999. Compared to 2000 and 1999, per-tonne costs increased due to higher ammonia input costs and greater fixed costs caused

NAW Offshore Sales Volumes Increase
(thousand tonnes of product)


2,500
2,000
1,500
1,000
500
0
825
1,102
1,893
1999
2000
2001
Nitrogen
Potash
Other

NAW Sales Volumes by Product
(thousand tonnes of product)


8,000
6,400
4,800
3,200
1,600
0
6,611
6,535
6,396
7,059
7,304
1997
1998
1999
2000
2001
Nitrogen
Phosphate
Potash
Sulphate and other





by operating facilities at reduced rates. However, our costs fell significantly throughout the year as we resolved certain operational problems. In the latter part of 2001, we resolved the start-up problems at our Kapuskasing phosphate rock mine. Our Conda facility ran at reduced rates for the first half of 2001 because one of three digester units failed in October 2000. The plant did not achieve full production capacity until a new digester came on stream when the PPA expansion was completed in mid-2001. During the second half of 2001, Conda experienced significantly lower production costs.

The new PPA unit at Conda was built by Astaris LLC and Agrium and is operated by Agrium. The unit has a production capacity of 80,000 tonnes per year and is operating under a supply agreement which expires in 2016.

Further opportunities in our phosphate business include optimization of rock handling capabilities at Redwater, Alberta, and expansion of the business to gain further economies of scale.

At our Conda, Idaho, phosphate facility, in conjunction with other Idaho phosphate producers, we have agreed to work with regulators to seek solutions to run-off of selenium deposits contained in the phosphate rock reserves.

OUR POTASH BUSINESS

Our potash mine at Vanscoy, Saskatchewan, accounts for approximately eight percent of North American capacity, or three percent of world capacity. We market potash internationally through Canpotex Ltd., a marketing company owned by the three Saskatchewan producers, IMC Global Inc., Potash Corporation of Saskatchewan Inc. and Agrium.

International demand dropped in 2001 because many customers were left with high potash inventories at the end of 2000. Furthermore, a consortium of Russian producers, International Potash Company (IPC), gained market share from Canpotex Ltd. as a result of aggressive pricing. This resulted in a slight decline in margins to $43 per tonne in 2001, compared to $47 per tonne and $45 per tonne in 2000 and 1999 respectively. The decline in margins was also due to production curtailments required to manage inventories, which led to fixed operating costs being spread over fewer production tonnes.

There is currently ample potash capacity to meet world demand. The opportunity for the low-cost producers in Saskatchewan, Canada, is to work with government to reduce taxation levels in the province and other costs to ensure global competitiveness. We are also currently working with shippers to reduce the cost of transportation to domestic and offshore markets.

Potash
The minerals containing potassium are mined from naturally occurring ore bodies and are processed to form granular, prill and other fertilizer products.

Potash
Canada is the world's largest producer of potash and is the largest exporting country in the world. Potash is a generic term to describe potassium fertilizers. There are no substitutes for potassium as an essential plant nutrient.

Root Crops
Root crops like garlic and onions need a higher percentage of potash than other vegetables.



Conda Expansion*
(thousand tonnes of P_2O_5)



500
400
300
200
100
0
286
366
Pre-expansion capacity
Post-expansion capacity
Ag-grade
Purified acid

*Capacity expansion for industrial markets completed August 2001.

Kapuskasing Production Volumes and Cost of Phosphate Product Sold



(thousand tonnes of product)
(cost per tonne)
1,000
800
600
400
200
0
50
40
30
20
10
0
1999
2000
2001
Production volumes
Cost of product sold



Fertilizer Stretches Moisture
Nutrients help send roots deeper to find moisture in the soil. Fertilizer also promotes robust growth of plants. A thick canopy of leaves reduces water evaporation and slows runoff, helping to prevent soil erosion.

Slowing Soil Erosion
Adequately fertilized crops will have both extensive root systems and above ground growth. The tops of plants dissipate the energy of the rain and sprinklers so, instead of disrupting the soil surface, the water is allowed to penetrate the soil, slowing down soil erosion.



Natural Gas Prices
(last 3-day average $/MMBtu)


10
8
6
4
2
0
1997
1998
1999
2000
2001
Agrium
NYMEX

Sources: CIBC, Agrium



EXPECTATIONS FOR 2002

We expect that an improvement in market demand, resulting from a return to more typical weather conditions and lower natural gas prices, will provide us with improved 2002 results for our North America Wholesale business. A small increase in grain prices and higher corn acreage, also forecast for 2002, should increase demand and prices. In nitrogen, we expect lower natural gas costs to result in lower nitrogen production costs. This is despite losses from our 2002 natural gas hedging program which are expected to add an average of $0.54 per MMBtu to our North American gas requirements of approximately 240,000 MMBtu per day. We expect our Alberta power costs to be C$30 per MegaWatt hour (MWh) lower in 2002, which will result in a $16-million reduction in production costs.

We are closely monitoring our working capital and have developed processes to better anticipate regional spring sales demand. This will allow us to adjust production in response to changing market conditions.

In phosphate, the outlook for 2002 is for prices to increase marginally and costs to decline, as both our Conda, Idaho, and Kapuskasing, Ontario, facilities run at capacity, increasing volumes and reducing unit costs. Ammonia input costs should also decline substantially because of lower natural gas costs.

In 2002, potash use and sales are expected to improve as customer inventories are reduced.

RISKS AND UNCERTAINTIES FACING THE WHOLESALE BUSINESS

Our North America Wholesale business is subject to the normal risks and uncertainties associated with operating facilities and transporting products to market. Where it is cost-effective, we carry insurance against these risks. However, insurance may not provide adequate coverage in certain unforeseen circumstances, or due to the impact of recent events, may not be available at acceptable premiums. Business results are also substantially affected by weather conditions in our primary market areas and to other risks normally associated with commodity industries, such as fluctuating grain prices, fertilizer prices, natural gas costs, electrical power costs and foreign exchange rates.

A significant increase in the cost of natural gas that is not hedged, and cannot be recovered through an increase in prices, could have a major effect on the profitability of our nitrogen-based fertilizer business.

We manage our exposure to fluctuating natural gas and power prices by using derivative commodity instruments and longer-term fixed-price natural gas supply contracts. We regularly evaluate hedging techniques to ensure we maintain an appropriate balance between the cost of such programs and the underlying business risk.



We purchase natural gas from a number of suppliers, primarily under one-year contracts but also under several longer-term contracts. Natural gas prices under these contracts are fixed or market-indexed. Should North American natural gas prices increase significantly similar to levels experienced in early 2001, production costs would rise relative to offshore production.

The Kenai gas contract between Union Oil Company of California (Unocal) and Agrium is a reserve-dedicated contract which is subject to risks relating to the exploration, development and production of the reserves. Unocal has advised Agrium that it has experienced downward revisions in its reserves, which has also reduced anticipated reserve growth. Unocal's most recent reserve estimates indicate that it may only be able to supply approximately 80 percent of the facility's gas requirements in 2004, declining to approximately 50 percent of its requirements in 2006. These estimates do not include possible gas reserves that may arise from exploration and development of other gas resources pursuant to the Kenai, Alaska, gas contract. Agrium has not had an opportunity to audit Unocal's recent reserve estimates.

We purchase natural gas from a number of suppliers, primarily under one-year contracts but also under several longer-term contracts.

Agrium and Unocal are in discussions with respect to this possible shortfall in dedicated reserves. Unocal has other reserves in the area that are not dedicated under the gas contract that could supply the Kenai, Alaska, facility. In addition, Agrium is in discussions with other gas producers in the Cook Inlet area of Alaska to supply a portion of Agrium's natural gas requirements at the Kenai, Alaska, facility. While Agrium believes that gas supply arrangements with other entities in the area will provide a more secure and diversified gas supply at acceptable prices, no assurance can be given that such arrangements can be implemented.

Challenges to our nitrogen business include more restrictive legislation governing the sale and distribution of our products, potential regulations limiting nitrogen application in sensitive areas due to run-off concerns, and environmental laws that would restrict production rates.

Past and present wholesale operations, including discontinued mining operations of predecessor corporations, are also affected by wide-ranging and increasingly stringent environmental legislation that will require site decommissioning, restoration and reclamation in the future.



Gas Reserves
The western Canadian sedimentary basin is one of the richest gas areas in the world, with over 54 trillion cubic feet of proven natural gas reserves.

Natural Gas Supply
Western Canada ships approximately five trillion cubic feet of natural gas per year to markets outside of the region.

U.S. Acres Seeded to Genetically Modified Crops*

(percentage of acres)


50
40
30
20
10
0
49
3
1996
2001

Source: USDA

*Includes corn, soybeans, cotton.



Geographic Diversity

Retail serves U.S. markets in the Northwest, Northeast, Midwest and California. The geographic diversity insulates the business from unfavorable crop prices or adverse weather conditions in any one particular region.

Ear to the Farmer

Our retail business provides a direct link to the grower, who provides feedback on preferred products and application techniques. Our business is committed to technological advancements in agriculture.

Feeding a Growing World

Crop performance can be improved by precision farming and information-rich management approaches, including recurrent soil testing to optimal timing of production inputs.


Agrium
SUPERIOR
SERVIC

OUR NORTH AMERICA RETAIL BUSINESS (NAR)

Our North America Retail business, with 225 farm centres, is one of the largest independent retailers in the United States. Our operations serve the Northwest, California, Northeast and Midwest, which insulates the business from unfavorable crop prices or adverse weather conditions in any single region. We provide a full range of agricultural products and services, including fertilizers, chemicals, seed, custom application, agronomic consulting and marketing services.

In recent years, retail sales have been affected by the emergence of genetically modified seeds. These seeds require fewer chemicals and as a result, chemical sales have declined. However, unlike traditional non-hybrid seeds, they may be used for only one growing season due to licensing provisions and genetics. The associated increase in volume of seed sales, despite slightly lower prices and margins, has resulted in increased seed revenues. Another recent trend in the retail business is grower consolidation, which has increased the purchasing power of individual growers. This trend has tended to favour larger retail chains offering full service. These chains have been able to expand sales and lower costs, resulting in stable to growing gross margins.

North America Retail's goal is to create collaborative relationships with customers by offering value-added services and products that enhance the customers' success.

The goals and opportunities for North America Retail include acquisitions, improving the efficiencies and technologies of farm centres and providing new and improved services to growers. North America Retail's goal is to create collaborative relationships with customers by offering value-added services and products that enhance the customers' success.



The following table outlines our accomplishments in 2001 and our goals for the future.

Theme	Area	2001	2002 and Beyond
Focus on Our Base Business	**ASSETS**	• Closed seven less-profitable farm centres	• Evaluate the performance of all farm centres to improve our asset base
	MARKETS	• Increased seed sales by 32 percent • Continued installation of C-Probes for irrigation management	• Evaluate the concept of providing stable returns to our customers through value-added sales packages
	BUSINESS PROCESSES	• Implemented new business-to-business and e-commerce services	• Continue business-to-business with more companies in 2002
Growth Initiatives		• Acquired seven farm centres	• Optimize our asset base by purchasing farm centres within our existing markets
Financial Performance		• Retail recorded five consecutive years of record EBIT	• Continue to improve EBIT and return on investment

2001 IN REVIEW

Our North America Retail operation continues to be a major success story with five consecutive years of record EBIT and consistent cash flow generation. In addition to earnings, investment returns have increased consistently over the past five years. Results in 2001 emphasized the importance of being geographically diversified. While the Northwest experienced adverse weather conditions and below average operating results, excellent performance in the Midwest, Northeast and California enabled North America Retail to achieve a record EBIT of $51-million: the fifth consecutive record. The success factors were: purchasing fertilizer inventory in advance of market based price increases, maintaining chemical margins, increasing seed sales, maintaining commitment to a high level of services and controlling selling expenses.

EXPECTATIONS FOR 2002

In 2002, North America Retail expects to continue its record of consistent financial performance. Improved financial performance is expected in the Northwest and California. Moisture levels, energy prices and potato markets in these regions are encouraging. Growers' financial conditions should improve because of lower fuel, fertilizer and chemical prices and decreasing interest rates.

Competitive Farming Practices

Many services Agrium offers provide the competitive edge farmers need to build their business. Grid soil sampling is the best tool for increasing crop efficiencies and reducing nutrient losses. A point is selected from each grid, sampled, analyzed and mapped providing information for nutrient requirements.

High-value Crops

Almost half our retail sales are generated in California. Crops in California include high-value vegetables, fruits, nuts, grapes and cotton.



NAR Gross Profit and EBIT
(millions of dollars)


375
300
225
150
75
0
238
247
257
43
47
51
1999
2000
2001
Fertilizers
Chemicals
Other
EBIT


Average Farm Size
in U.S. Corn Belt*
(acres)
500
400
300
200
100
0
295
306
330
354
357
366
1975 1980 1985 1990 1995 2000
Source: USDA
*Includes Illinois, Indiana, Iowa, Minnesota, Nebraska, Ohio and Wisconsin.



Grower Consolidation
Growers have been consolidating, which has increased their purchasing power. To ensure its continued success, our Retail business has been identifying the long-term growers.

Value-added Services
Our Retail business strives to create a collaborative relationship with our customers by offering value-added services that enhance our customers' success.

Customer Focused
Retail's Ag-Decision Network allows growers to track their account activity on-line.



North America Retail's commitment to delivering new pest and disease resistant traits through seeds will continue in 2002. Since 1997, our seed business has grown over 130 percent. Private label soybeans and alfalfa have contributed to the profitability of these sales. In 2002, we will add to this by preparing for the sale of private label corn seed.

Grower consolidation to take advantage of economies of scale is a continuing trend. We target our progressive customers to ensure our services meet their needs.

Results in 2001 emphasized the importance of being geographically diversified.

Our goal is to do business with growers who will be in business for the long term. As our current customers increase their acreage, we grow with them. Focusing on internal growth and strategic acquisitions will ensure our long-term future.

Each year we closely monitor farm centre performance, optimizing assets wherever possible and seeking growth opportunities to take advantage of our economies of scale. This exchange of non-productive assets for performing assets is a capital-effective way of improving overall financial performance.

RISKS AND UNCERTAINTIES FACING THE RETAIL BUSINESS
The primary risk facing any retail organization is the failure to accurately identify market trends. The current market trend of genetically modified seeds is expected to continue to reduce future chemical sales. North America Retail's commitment to seed marketing should enhance its ability to capitalize on this trend. Our geographic diversification will reduce our exposure to the common risks of adverse weather and low crop prices within particular regions. North America Retail is also subject to similar environmental risks as our North America Wholesale business.





SOUTH AMERICA

Our operations in Argentina include joint ownership of our wholesale business (Profertil) with Repsol-YPF and a wholly-owned retail operation, Agroservicios Pampeanos (ASP). In 1995, we chose Argentina as our first investment outside of North America because of its potential for agricultural growth. ASP currently has 18 full service retail outlets, supported by two satellite outlets.

Although farm sizes and crop mix are similar to those in the U.S., fertilizer application rates are much lower, which makes this an attractive emerging market.

Although farm sizes and crop mix are similar to those in the U.S., fertilizer application rates are much lower, which makes this an attractive emerging market. Our strategy was to introduce bulk blending and high-volume application services to Argentine growers through retail outlets. After developing these markets, our strategy was to complete construction of a nitrogen production facility to supply these needs. The Profertil nitrogen facility achieved commercial production in 2001.

The end of 2001 brought a great deal of instability to Argentina's faltering economy, which has been in a deep recession since 1997. On January 6, 2002, the Argentine Congress passed legislation cancelling the "Convertibility Law" which pegged the Argentine peso to the U.S. dollar. In addition to creating a free floating peso, the legislation abrogated existing contractual relationships, specifying payment in U.S. dollars or U.S. dollar equivalents, forcing payment in pesos at below market rates and thereby effectively expropriating a significant portion of Agrium's U.S. dollar based monetary assets in Argentina.

Further decrees issued since January 6, 2002, eliminated the protection that Agrium had from currency fluctuations through transacting business principally on a U.S. dollar basis. The legislation effectively prohibited the conversion of U.S. dollar amounts to the equivalent market value in Argentine pesos. While negotiation provisions referenced in the Government Decrees may result in an exchange rate which partially reflects market rate, the loss has been calculated as if all U.S. dollar monetary assets, excluding cash and bank debt, are converted to pesos at a one-to-one conversion rate. Cash held in Argentine banks and amounts owing to Argentine banks were translated at a rate of 1.40 pesos to one U.S. dollar. This reflected the rate of conversion which was legislated for the banking system. The year-end rate of

Agricultural Exporter
Argentina is the largest grower and exporter of sunflowers in the world.

Argentine Resources
Argentina benefits from rich natural resources, a highly educated population, an export-oriented agricultural sector and a diversified industrial base.

Argentina – Market Potential
Argentina is one of the world's largest grain and oilseed exporters, yet fertilization rates in the country are only 25 percent of the U.S. average.



Nutrient Use per Acre in Argentina and the U.S.


(lbs. per acre*)
200
160
120
80
40
0
1991
1993
1995
1997
1999
2001e
Argentina
United States

Sources: USDA, IFA, Argentine Government, Agrium
*Area includes grains, oilseeds, cotton, rice.



Wheat Exports
Argentina's share of global wheat exports more than doubled in the past decade, from 4.9 percent during 1989-91 to 10.2 percent in 2001.

Argentine Climate
In Argentina, nearly all field crop production and most livestock activity occurs in the northeastern third of the country. This is a humid, warm, temperate zone similar in climate to the U.S. southeast, but with more fertile soils.



1.70 pesos to one U.S. dollar was then used to convert these balances for financial statement purposes. This loss is reflected separately in the Consolidated Statements of Operations.

The following table highlights 2001's achievements and the goals for the years to come.

Theme	Area	2001	2002 and Beyond
Focus on Our Base Business	**ASSETS**	• Urea production reached design capacity in 2001 • Operating control of the facility transferred from the contractor mid-2001 • Urea facility is the largest single-train urea plant in the world	• Maximize outputs and look for de-bottlenecking opportunities
	MARKETS	• For 2001, 54 percent of Profertil's sales were domestic, and 46 percent were offshore • Profertil continued to build domestic markets	• Flexibility to increase domestic sales which carry higher margins • Optimize the margins of our international nitrogen sales from Profertil
	BUSINESS PROCESSES	• Reduced costs by reorganizing head office in Buenos Aires	
	PEOPLE	• Replaced almost all expatriate positions with Argentine staff	• Continue to strengthen ASP/Profertil teams
Growth Initiatives			• Evaluate opportunities to improve long-term viability of South America Retail
Financial Performance		• EBIT of $4-million in South America Wholesale before Argentine Charges of $22-million • EBIT of $1-million in South America Retail before Argentine Charges of $27-million • Bank tests for long-term credit facility were achieved • Financing became non-recourse in fourth quarter	• Devaluation of Argentine peso expected to reduce some input costs




SAW Gross Profit and EBIT*
(millions of dollars)
30
24
18
12
6
0
6
1
2
-4
28
4
1999
2000
2001
Fertilizers
EBIT
*Excludes Argentine Charges

OUR SOUTH AMERICA WHOLESALE BUSINESS (SAW)

The Profertil nitrogen complex is located at Bahia Blanca, Argentina, on a deep-water port providing access to global fertilizer markets. Its production capacity is 1.1 million tonnes of urea and 70,000 tonnes of ammonia, annually. Natural gas for the facility is secured under three 12-year natural gas contracts at prices comparable to those of other global producers. One is with Repsol-YPF, a 50 percent owner in the Profertil joint venture. The contracts are fixed-base rate agreements where the base price for natural gas is adjusted by the quarterly average of Caribbean granulated urea and the quarterly average of West Texas Intermediate oil price in U.S. dollars per barrel. This facility, and a deep-water import terminal at San Nicholas, Argentina, comprises our South America Wholesale Operations.

YEAR IN REVIEW

2001 was a transitional year for South America Wholesale in Argentina. We overcame the mechanical, operational and environmental challenges encountered during the start-up, relocated our Buenos Aires office to the facility location to operate more efficiently, and successfully completed the performance tests to meet the non-recourse financing requirements. We closed the year with EBIT of $4-million, which was lower than expected due to production start-up issues and low international pricing. This does not take into account devaluation losses of $20-million nor the forced conversion of U.S. dollar monetary items of $2-million. However, this was a start-up year in which operating control over the facility did not pass from the contractor until June of 2001. In 2002, we expect Profertil to contribute positively to earnings after interest expense and income taxes.

EXPECTATIONS IN 2002

Our ultimate goals are to continue to grow the domestic market so all production from Profertil can be sold domestically by 2007 and take advantage of higher margins in the domestic market. In 2002, we can mitigate short-term risk through export sales. However, with the exception of funds held abroad to meet foreign debt payments, Profertil is required to bring U.S. dollars back to Argentina within 120 days (in the case of fertilizers) and convert them to pesos at the market rate.

The biggest challenge to Profertil is the immediate impact of the current Argentine economic reforms on our business. In the event we can not achieve import parity pricing in Argentina we can export product, thereby mitigating some of the risk of operating in an environment of currency volatility. The devaluation in Argentina and the relocation of our administrative office to Bahia Blanca is expected to have a favorable benefit to our cost structure.


Urea Consumption in Argentina
(thousand tonnes of product)
1,000
800
600
400
200
0
126
505
708
950
1990
1995
2000
2005f
Source: Fertecon


Nitrogen Production Capacity in Argentina
(thousand tonnes of nitrogen (N))
1,000
800
600
400
200
0
702
Profertil
Other
Sources: IFA, Agrium

Land Mass
The combined total land area of 1.1 billion hectares for Argentina and Brazil is 22 percent larger than the U.S. Yet they are almost identical to the United States in area devoted to agricultural activities.

Increasing Crop Production
Since 1990, soybean production has more than doubled in Argentina and Brazil. Argentina's wheat and corn production is up 75 and 105 percent and Brazil's corn production has increased by 40 percent.

Agricultural Opportunity
Argentina's share of world corn exports is expected to grow from 12 percent in 2000 to 17.4 percent by 2010 (at 15 million tonnes of exports), becoming the world's second largest corn exporter behind the United States.



SAR Gross Profit and EBIT*
(millions of dollars)


30
24
18
12
6
0
12
-7
19
-1
25
1
1999
2000
2001
Fertilizers
Other
EBIT

*Excludes Argentine Charges.

Grain and Oilseed Production in Argentina
(million tonnes)


100
80
60
40
20
0
21
34
39
64
78
1970
1980
1990
2000
2010f
Grains
Oilseeds

Sources: USDA FAPRI
*Includes wheat, coarse grains, rice, soybeans, sunflowers.





Grower Success
Our Retail business provides products, services and counsel to our customers to ensure production of food and fiber is conducted in a safe, sustainable and environmentally conscious manner.

Farming Potential
Both Argentina and Brazil have huge areas under permanent pasture; an estimated 142.5 and 185 million hectares respectively that support grass fed cattle industries. Part of this pastureland could be converted to grain and oilseed production under the right market conditions.



OUR SOUTH AMERICA RETAIL BUSINESS (SAR)

ASP, our retail operation in Argentina, is modeled after our North America Retail business. South America Retail's goal is to create collaborative relationships with customers by offering value-added products and services to enhance the customers' success. In order to accomplish this, we built 18 retail outlets between 1995 and 1997. The outlets have an average service radius of 50 kilometers, which reduces transportation costs and increases ease of delivery. We also introduced the North American practice of providing agronomic services to help growers benefit from soil testing, balanced fertilization and sound agricultural practices. The adoption of granular urea, a premium-priced fertilizer product now produced by Profertil, helped increase total fertilizer consumption in Argentina from 1.2 million tonnes of product in 1995 to approximately 1.7 million tonnes of product in 2001, confirming our initial assessment of the region's growth potential.

We also introduced the North American practice of providing agronomic services to help growers benefit from soil testing, balanced fertilization and sound agricultural practices.

YEAR IN REVIEW

Despite heavy rains in key markets during the spring planting season, South America Retail operations generated EBIT of $1-million before taking into account the impact of the Argentine Charges, the first time in its five-year history in Argentina that South America Retail has shown a positive EBIT.

EXPECTATIONS IN 2002

Working capital requirements continue to be an issue due to the limited credit available to growers. Because receivables are usually not collected until after harvest, we must extend credit to growers for as long as 180 days. Although sales have historically been contracted in U.S. dollars, enforcing payment in U.S. dollars may not be feasible in the future, given legislation passed in early 2002. Therefore, new security arrangements need to be developed to support extended payment terms to ensure the viability of our South America Retail business. However, 64 percent of Argentina's grain production is exported for U.S. dollars and therefore grain prices should reflect international, or U.S. dollar based, prices. The industry should emerge stronger from the devaluation of the Argentine peso as some input costs will be lower.





We still have many challenges to overcome in this business. Argentina offers opportunities for growth as fertilization rates increase. We have chosen to expand by establishing satellite retail outlets that allow us to test and build market share prior to making the capital outlay for any new full-scale farm centres. To be successful this business must achieve additional benefits of economies of scale while ensuring it can function effectively in the current economic environment.

RISKS AND UNCERTAINTIES FACING WHOLESALE AND RETAIL OPERATIONS IN ARGENTINA

Our facilities in Argentina, and any future expansion there and internationally are subject to numerous risks, including fluctuations in foreign currency, exchange rates and controls, credit, expropriation and other economic, political and regulatory policies of governments. We attempt to mitigate these risks through entering contractual arrangements in U.S. dollars where possible, and through non-recourse financing arrangements, but these strategies can afford only limited protection against these risks. Also with the exception of foreign debt payments, transfer of funds outside of Argentina currently requires the permission of the Central Bank in Argentina, and there is no assurance such restrictions on currency transferability will expire in the near-term.

Profertil is primarily influenced by international markets and has built and financed the construction of the facility using U.S. dollar based contracts. It uses the U.S. dollar as its functional currency and therefore is exposed to currency gains and losses on peso denominated transactions. ASP operates in the domestic agricultural environment and uses the peso as its functional currency, exposing it to any gains or losses on U.S. dollar denominated transactions.

Argentine Government

Argentina's political structure consists of a President who is both chief of state and the head of government. The President is elected to a four-year term and appoints his own cabinet. The National Congress – the legislative branch of the government, consists of the Senate and the Chamber of Deputies.

Argentine Agricultural Products and Industry

Argentina produces agricultural products such as sunflower seeds, lemons, soybeans, grapes, corn, tobacco, peanuts, tea, wheat and livestock. Industries include food processing, motor vehicles, consumer durables, textiles, chemicals and petrochemicals, metallurgy and steel.

Argentina is one of the world's largest agricultural exporters and agriculture is one of Argentina's largest exporting industries.



The Argentina devaluation and continued instability may mean further foreign exchange losses could occur if exchange rates do not stabilize at year-end rates. We believe this environment will be extremely challenging in the short term, but we are still optimistic for the medium and long term. We feel that agriculture will be a significant factor in the country's ability to recover from this crisis, as Argentina is one of the world's largest agricultural exporters and agriculture is one of Argentina's largest exporting industries. We will continue to cautiously pursue our goals in this market.

Community Investment
Agrium believes in supporting the communities in which we live, work and conduct business. In this spirit, we actively support youth, culture, health and environmental opportunities that enrich our communities and encourage personal growth. Because most of our business activities take place in or near small towns, we work together with customers and suppliers to help make these communities better places to live and raise children.

Safety in Sports
Many sports and construction workers today require protective headgear. Helmets are made with plastic products containing nitrogen.



OTHER

'Other' includes corporate functions and inter-segment eliminations. Before interest expense and taxes, the loss in 'Other' for 2001 was $40-million, a slight improvement from 2000.

SUPPLEMENTARY DISCLOSURE

Earnings before interest expense and income taxes (EBIT) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), EBIT is a useful supplementary measure as it provides investors with an indication of earnings available prior to debt service and income taxes. The Corporation's method of calculating EBIT may differ from other companies and accordingly EBIT may not be comparable to measures used by other companies. Investors should be cautious, however, that EBIT not be construed as an alternate to net earnings (loss) determined in accordance with GAAP as an indicator of the Corporation's performance.

FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, the statements in this annual report constitute forward-looking statements under applicable securities legislation. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Agrium's business and operations, plans and references to the future results of Agrium. These forward-looking statements are based on certain assumptions and analysis made by Agrium in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions



of Agrium is subject to a number of risks and uncertainties, including, but not limited to: general economic, market and business conditions, which will, among other things, impact demand for Agrium's products; industry capacity; weather conditions; seasonality; the ability of Agrium to implement its business strategy; changes in, or the failure to comply with, government regulations (especially safety and environmental laws and regulations); fluctuations in commodity, feedstock and fertilizer prices or other input costs; results of Agrium's risk mitigation strategies, including gas or energy hedging programs and insurance coverage; uncertainty as to the feedstock reserves owned or under contract or otherwise available to Agrium; feedstock price increases that cannot be recovered through fertilizer price increases; fluctuations in foreign currency exchange rates; the ability of Agrium to deliver fertilizer to markets; competitive actions by other companies, including increased competition from other fertilizer producers; the integrity and reliability of Agrium's capital assets; Agrium's level of capital expenditures; the ability and willingness of parties with whom Agrium has material relationships to perform their obligations to Agrium including but not limited to key customers, suppliers, personnel and counterparties to financial instruments; the ability of Agrium to integrate any assets it may acquire or the performance of those assets; the opportunities (or lack thereof) that may be presented to and pursued by Agrium and the companies, partnerships or joint ventures in which Agrium has equity investments; labour unrest; conditions in and policies relating to the agriculture industry; risks associated with investments and operations in foreign jurisdictions and any future international expansion, including those relating to economic, political and regulatory policies of local governments and laws and policies of Argentina, the United States and Canada; government restrictions on currency requirements regarding currency reporting; the risks attendant with mining operations; the potential impact of increased competition in the markets Agrium operates within; and other factors, many of which are beyond the control of Agrium and the companies, partnerships or joint ventures in which Agrium has equity investments. Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Agrium will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Agrium. Agrium does not undertake any obligation to update forward-looking statements even if circumstances or management's estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

Fun-at-Play
Environmentally safe and fun entertainment for our children is made possible through the use of nitrogen in the development of plastic play centres.

Growing the Next Generation
Agrium works to secure the future of our children and their children. We are committed to helping the next generation become informed citizens who can make a difference in their communities.

Open and Honest Communication
As a responsible corporate citizen, Agrium believes in open and honest communication with our community partners. We work to return value to the cities and towns that support our company in so many ways.



management's report to the shareholders

The consolidated financial statements and all information contained in this annual report are the responsibility of management and the Board of Directors of the Corporation. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgments based on currently available information. The Corporation has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the financial statements.

KPMG LLP, an independent firm of chartered accountants, has been appointed by the shareholders as external auditors of the Corporation. The Auditors' Report to the Shareholders, which describes the scope of their examination and expresses their opinion, is presented herein.

The Audit Committee of the Board of Directors, whose members are unrelated and independent of management, meets at least four times a year with management, the internal auditors and the independent auditors to satisfy itself that the responsibilities of the respective parties are properly discharged, including independence of external auditors and pre-approval of non-audit services, and to review the Consolidated Financial Statements and other financial disclosure documents before they are presented to the Board for approval.

John M. Van Brunt
President and Chief Executive Officer
Calgary, Canada

March 5, 2002

Bruce G. Waterman
Senior Vice President, Finance and Chief Financial Officer

auditors' report to the shareholders

We have audited the consolidated balance sheets of Agrium Inc. as at December 31, 2001 and 2000, and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants
Calgary, Canada

March 5, 2002

80

consolidated statements of operations and retained earnings

Years ended December 31 (millions of U.S. dollars, except per share amounts)	2001	2000 Restated (Note 2)	1999 Restated (Note 2)
Sales	$ 2,174	$ 1,973	$ 1,810
Direct freight	111	100	94
Net sales	2,063	1,873	1,716
Cost of product	1,522	1,326	1,227
Gross profit	541	547	489
Expenses			
Selling, general and administrative	272	253	245
Depreciation, depletion and amortization	141	107	93
Other expenses (Note 3)	48	24	20
Argentine Charges - Peso devaluation (Note 4)	20	–	–
- U.S. dollar forced conversion (Note 4)	29	–	–
Earnings before interest expense and income taxes	31	163	131
Interest on long-term debt	55	36	36
Other interest	19	1	1
Earnings (loss) before income taxes	(43)	126	94
Income taxes (Note 6)	2	44	32
Net earnings (loss)	$ (45)	$ 82	$ 62
Retained earnings – beginning of year	315	255	234
Common share dividends declared	(13)	(13)	(13)
Preferred securities charges	(12)	(9)	(8)
Repurchase of common shares	–	–	(20)
Retained earnings – end of year	$ 245	$ 315	$ 255
Basic earnings (loss) per share (Note 7)	$ (0.49)	$ 0.65	$ 0.47
Average outstanding shares (in millions)	115	112	113
Diluted earnings (loss) per share (Note 7)	$ (0.49)	$ 0.62	$ 0.46
Average outstanding shares (in millions)	115	132	133
Dividends per common share for the year	$ 0.11	$ 0.11	$ 0.11

See accompanying notes.

81

consolidated statements of cash flows

Years ended December 31 (millions of U.S. dollars)	**2001**	2000	1999 Restated (Note 2)
OPERATING			
Net earnings (loss)	**$ (45)**	$ 82	$ 62
Items not affecting cash:			
Depreciation, depletion and amortization	**141**	107	93
Argentine Charges - Peso devaluation (Note 4)	**20**	–	–
- U.S. dollar forced conversion (Note 4)	**29**	–	–
Future income taxes (reduction) (Note 6)	**(26)**	35	(28)
Cash provided by operating activities	**119**	224	127
Changes in non-cash working capital			
Accounts receivable	**21**	23	38
Income and other taxes recoverable	**28**	(28)	–
Inventories	**(66)**	(32)	28
Prepaid expenses	**(2)**	(5)	–
Accounts payable and accrued liabilities	**(25)**	98	3
Income and other taxes payable	**12**	(24)	(36)
	(32)	32	33
Cash provided by operating activities after changes in non-cash working capital	**87**	256	160
INVESTING			
Capital assets	**(164)**	(179)	(234)
Acquisition (Note 8)	**(19)**	(246)	–
Other assets	**(32)**	(48)	(49)
Net change in non-cash working capital	**27**	(24)	2
Other	**(12)**	34	18
Cash used in investing activities	**(200)**	(463)	(263)
FINANCING			
Common shares	**1**	3	(32)
Bank indebtedness	**(97)**	130	151
Issue (repayment) of long-term debt	**267**	10	(4)
Common share dividends paid	**(13)**	(13)	(13)
Preferred securities charges paid	**(12)**	(9)	(8)
Cash provided by financing activities	**146**	121	94
Increase (decrease) in cash and cash-equivalents	**33**	(86)	(9)
Cash and cash-equivalents – beginning of year	**18**	104	113
Cash and cash-equivalents – end of year	**$ 51**	$ 18	$ 104
Supplemental cash flow disclosure:			
Interest paid	**$ 72**	$ 67	$ 54
Income tax paid (received)	**$ (2)**	$ 54	$ 97

See accompanying notes.

82

consolidated balance sheets

As at December 31 (millions of U.S. dollars)	2001	2000
ASSETS		
Current assets		
Cash and cash-equivalents	$ 51	$ 18
Accounts receivable (Note 9)	218	275
Income and other taxes receivable	–	28
Inventories (Note 10)	400	347
Prepaid expenses	34	20
	703	688
Capital assets (Note 11)	1,494	1,484
Other assets (Note 12)	132	150
Goodwill (Note 13)	45	49
	$ 2,374	$ 2,371
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness (Note 14)	$ 211	$ 308
Accounts payable and accrued liabilities (Note 15)	349	370
Income and other taxes payable	13	–
Current portion of long-term debt (Note 16)	7	1
	580	679
Long-term debt (Note 16)		
Profertil joint venture – non-recourse syndicated credit agreement	141	–
Other	621	507
	762	507
Other liabilities (Note 17)	127	120
Future income taxes (Note 6)	162	197
	1,631	1,503
SHAREHOLDERS' EQUITY		
Share capital (Note 18)		
Authorized: unlimited common shares and preferred securities		
Issued:		
Common shares: 2001 – 115 million (2000 – 115 million)	376	375
Preferred securities:		
8% Non-convertible 2001 – 7 million (2000 – 7 million)	171	171
6% Convertible 2001 – 2 million (2000 – 2 million)	50	50
Retained earnings	245	315
Cumulative translation adjustment	(99)	(43)
	743	868
Argentine Charges (Note 4)		
Commitments (Note 20)		
Contingencies (Note 21)		
Subsequent event (Note 25)		
	$ 2,374	$ 2,371

See accompanying notes.

Approved by the board:

Director

Director

notes to consolidated financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

The Corporation's accounting policies are in accordance with accounting principles generally accepted in Canada (Canadian GAAP) and, except as outlined in Note 24 and the pro forma information in Note 8, are in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The underlying financial records contain amounts based on informed estimates and best judgments of management. Certain comparative figures have been reclassified to conform to the current year's presentation. The Corporation's significant accounting policies are summarized below:

Foreign Currency

The United States (U.S.) dollar is the unit of measurement for the majority of the Corporation's business transactions and accordingly, the Corporation adopted the U.S. dollar as its reporting currency. The Corporation's Canadian and South America Retail operations are considered self-sustaining and are translated into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at period end exchange rates and items included in the statements of operations and retained earnings and cash flows are translated at the rates in effect at the time of the transaction. The gain or loss on translation is charged to the cumulative translation adjustment account that is part of shareholders' equity. The Corporation's Profertil joint venture interest is considered integrated and is translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at year end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statements of operations. Approximate exchange rates used in translation are as follows:

	2001	2000	1999
Period end			
U.S. dollar	**1.00**	1.00	1.00
Argentina peso	**1.70***	1.00	1.00
Canadian dollar	**1.59**	1.50	1.44
Period average			
U.S. dollar	**1.00**	1.00	1.00
Argentina peso	**1.00***	1.00	1.00
Canadian dollar	**1.55**	1.49	1.49

*See Note 4 – Argentine Charges

Consolidation

The consolidated financial statements include the assets, liabilities and results of the operations of the Corporation and all of its subsidiaries. The Corporation's Profertil joint venture interest is accounted for using the proportionate consolidation method, under which the Corporation's share of Profertil's revenues, expenses, assets and liabilities are included in the accounts. All intercompany transactions and balances are eliminated.

The cost of investments in subsidiaries in excess of the fair value of the net identifiable assets acquired is recorded as goodwill and amortized on a straight-line basis over periods not exceeding 20 years. Management reviews the valuation and amortization of goodwill, comparing the forecasted undiscounted future cash flows of the related acquired business to the book value of the net acquired business. Goodwill is written down to fair value when declines in value are considered to be other than temporary.

Cash and Cash-Equivalents

Short-term investments with an original maturity of three months or less are considered to be cash-equivalents and are stated at their fair value.

Inventories

Wholesale inventories include both direct and indirect production costs and freight to transport the product from the production facility to the final warehouse facility. Inventory is valued at the lower of moving weighted average cost and net realizable value.

Retail inventories are recorded at the lower of purchased cost or net realizable value, and include the cost of delivery to move the product to the respective farm centre.

Capital Assets

Capital assets are recorded at cost and include the cost of renewals and betterments. Cost is defined as expenditures incurred up to the commencement of commercial production. This includes external direct costs of material and services, internal costs for personnel working directly on the project, interest incurred during construction and net revenue less associated expenses earned on product sold prior to achieving commercial production levels.

notes to consolidated financial statements

Depreciation is calculated using the straight-line method based on the estimated service lives of the respective assets, ranging from three to 25 years. Depletion of oil and gas properties is determined using the unit of production method based on the estimated proven reserve life. Depletion of other resource properties is based on engineering estimates. Depreciation is not provided on major additions until commencement of commercial operations.

Management reviews capital assets on an ongoing basis to determine if circumstances indicate impairment in the carrying value or estimated useful life of the asset. Impairment is considered to have occurred when the carrying value of the asset exceeds the forecasted undiscounted future cash flows, and any impairment is reflected in the statements of operations. Where the estimate of useful life changes, depreciation is adjusted prospectively to reflect the change in amortization period.

Management also reviews costs for future removal and site restoration on an ongoing basis. Provisions are charged against income when the cost of site restoration exceeds the salvage value of the asset. The charge against income is based on the remaining service life of the asset.

Other Assets
Other assets include long-term receivables, investments in associated corporations and intangible assets.

Investments in associated companies, where the Corporation has the ability to exercise significant influence, or is evidenced by ownership of between 20 percent and 50 percent of the equity, are carried on the equity basis of accounting. The Corporation's share of earnings is included in other income. Investments where the Corporation does not exercise significant influence and holds less than a 20 percent investment are accounted for using the cost method.

Intangibles include software costs, feasibility studies for investment projects and deferred financing costs, and are amortized on a straight-line basis over periods of three to five years except for deferred financing costs, which are amortized over the term of the associated debt instrument. Management reviews intangible assets on an ongoing basis to determine if the carrying value or estimated useful life of the intangible asset has been impaired. When the decline in the value is considered to be other than temporary, the intangible asset is written down to its recoverable amount in the period of the impairment.

Employee Future Benefits
Employee future benefits are funded by the Corporation and obligations are determined using the projected benefit method of actuarial valuation prorated over the projected length of employee service. Past service costs, experience gains or losses and the effects of changes in plan assumptions are amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Corporation to defined contribution employee future benefit plans are expensed as incurred.

Environmental Costs
The Corporation is affected by extensive environmental regulations relating to current operations and other discontinued mining operations. These regulations include requirements for future site decommissioning, restoration and reclamation.

Environmental expenditures which increase the life or efficiency of a facility, or which reduce or prevent future contamination, are capitalized. Remediation costs relating to existing conditions, which are likely and reasonably estimable, are recorded net of anticipated recoveries in a systematic manner over the estimated life of the underlying assets. Expenditures are considered likely and reasonably estimable if required under existing legislation or regulatory assessment, or if a plan of remediation has been completed and accepted.

Environmental expenditures relating to litigation, claims or assessments arising under regulations in effect which are not reasonably estimable due to uncertainty of outcome, timing and the nature of the work to be performed are considered contingent liabilities.

Future Income Taxes
Future income taxes are recognized for differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be reversed or be settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period during which the change is considered substantively enacted. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Stock Based Compensation
The Corporation has a stock option plan, which is described in Note 19. It is the Corporation's policy to issue stock options at the market price on the last business day prior to the date of granting the option, and no compensation expense is recorded. Any consideration received on exercise of the stock options is recorded as share capital.

Revenue Recognition
For wholesale operations, revenue is recognized when the product is delivered to the customer at the plant, warehouse or terminal site or when the risks and rewards of ownership are otherwise transferred to the customer. For retail operations, revenue is recognized when a customer purchases and takes delivery of the product or service. Transportation costs are recovered from the customer through product or service pricing.

Financial Instruments
The Corporation utilizes derivatives and other financial instruments to manage exposure to changes in cash flows related to natural gas supply and foreign exchange. Gains and losses on contracts that are designated as hedges and calculated to be effective are recognized in inventory in the same period as the hedged transaction, and then included in the cost of product when the related inventory is sold. For these cash flow hedges, effectiveness is achieved if the changes in the cash flows of the derivatives substantially offset the changes in the cash flows of the hedged position and the expected timing in the cash flows is similar.

The Corporation utilizes derivatives and other financial instruments to manage exposure to changes in the fair value of long-term debt due to fluctuations in interest rates. Gains and losses on contracts that are designated as hedges and calculated to be effective are recognized as an adjustment to interest expense in the same period as the hedged transaction. For these fair value hedges, effectiveness is achieved if the changes in the fair value of the derivative substantially offset the changes in the fair value of the long-term debt.

Unrealized gains and losses on contracts that are designated as hedges and calculated to be effective are not recognized on the consolidated balance sheet. If a derivative that qualified as a hedge is settled early or de-designated, the gain or loss at that date will be recognized when the gain or loss on the hedged transaction is recognized. Any premiums paid or received with respect to derivatives that are hedges are deferred and amortized to income over the term of the hedge.

Facility Turnaround Costs
Costs incurred during the temporary shutdown of a production facility for periodic scheduled maintenance are charged to production costs on a straight-line basis over the period until the next scheduled turnaround, generally one to four years. Unamortized costs that will be charged to production costs within one year of the balance sheet date are included in prepaid expenses, and all other costs are included in other assets.

Idle Facility Costs
Costs incurred when a facility is shut down due to market conditions or a facility failure are charged to other expenses.

2. CHANGES IN ACCOUNTING POLICY AND ACCOUNTING DEVELOPMENTS
The following table outlines the changes made to Canadian GAAP by the Canadian Institute of Chartered Accountants (CICA) that affect the 1999-2001 and future reporting periods:

Section and effective date	Description of change	Effect on the Corporation
Section 3461 **Employee future benefits** January 1, 2000	This standard requires the recognition of expenses relating to any obligation to provide certain benefits to retired employees.	The Corporation retroactively adopted the provisions of this section, effective January 1, 2000, resulting in restatement of prior year cost of product sold, selling, general and administrative expenses, income taxes, other liabilities, future income taxes and retained earnings. As a result of this change net earnings in 1999 decreased $2-million.
Section 3500 **Earnings per share** January 1, 2001	The new standard requires the treasury stock method for calculating diluted earnings per share. Under this method all options with an average share price less than or equal to the average share price during the period are considered outstanding. All convertible securities are converted at the average share price during the period or the share price referenced on the conversion within the issuance. This method no longer requires the calculation of supplementary fully diluted earnings per share.	In 2001, the Corporation retroactively adopted this new accounting standard with restatement of all previous periods. This new standard resulted in diluted earnings per share of $0.62 and $0.46 for 2000 and 1999, respectively. This compares to fully diluted earnings per share of $0.63 for 2000 and $0.46 for 1999, as previously reported.

notes to consolidated financial statements

Section and effective date	Description of change	Effect on the Corporation
Section 1581 **Business combinations** July 1, 2001	This standard allows only the purchase method of accounting for business combinations. It also requires the specific identification and allocation of the purchase price to intangible assets and goodwill, separately. This section is to be applied prospectively.	The Corporation adopted this section prospectively July 1, 2001.
Section 3062 **Goodwill and other intangible assets** January 1, 2002	This new standard requires intangibles to be separated into finite or indefinite life assets. Finite life intangibles are amortized over their useful lives with an annual review of the amortization method and useful life. Indefinite life intangibles and goodwill are not amortized and are tested for impairment annually. The annual impairment test is a two part test which compares the carrying amount of the reporting unit to the fair value. If the carrying amount exceeds the fair value, the goodwill or indefinite life intangible is written down to fair value with a charge to earnings. This section is to be applied prospectively starting with fiscal years beginning on or after January 1, 2002. Transitional provisions require that previously reported earnings and earnings per share calculations are recalculated and then reconciled to the amounts previously disclosed.	The Corporation will adopt this section beginning January 1, 2002 and will discontinue amortizing goodwill. If this standard had been in effect for the periods from 1999 to 2001, net earnings would have been $64, $84 and $(43), respectively. Basic earnings per share would have been $0.49, $0.67 and $(0.47), respectively. This reflects approximately $4-million annually in before tax goodwill amortization which would not have been recorded.
Section 3870 **Stock-based compensation** January 1, 2002	The new section requires that stock based compensation to employees be measured and recognized based on the fair value of the equity instruments. For awards to employees that settle in cash, compensation cost should reflect the difference between the market price and the value price specified in the award.	The Corporation has retroactively adopted this section as of December 31, 2001. In Note 19, the pro forma net earnings and pro forma earnings per share amounts calculated by the fair value based method are disclosed.
Accounting Guideline 13 **Hedging relationships** July 1, 2002	This accounting guideline sets forth the criteria required for a derivative instrument to qualify as a hedging instrument. Included in the recommendations are the requirements for the Corporation to put in place formal documentation which identifies management's strategy and objective of the transaction and outlines how the Corporation will test the effectiveness of the hedged item in relation to the instrument.	The Corporation adopted FAS 133 in the U.S. beginning January 1, 2001 that has similar requirements to this accounting guideline and as such the Corporation is already in compliance with this guidance.

3. OTHER EXPENSES (INCOME)

	2001	2000	1999
North America Wholesale			
Potash resource taxes	$ 12	$ 10	$ 2
Capital and other taxes	4	4	4
Idle facility costs	15	–	–
Environmental provisions	5	3	3
Interest income	(1)	(6)	(3)
Inventory write offs	–	–	5
	35	11	11
North America Retail			
Interest income	(16)	(16)	(12)
Realty and state taxes	4	4	4
Provision for doubtful accounts	5	6	5
	(7)	(6)	(3)
South America Wholesale	4	1	(1)
South America Retail	3	1	(2)
Other			
Environmental provisions	3	2	2
Restructuring charges	–	–	11
Other	10	15	2
	13	17	15
	$ 48	$ 24	$ 20

4. ARGENTINE CHARGES

On January 6, 2002, the Government of Argentina cancelled the long-standing convertibility law of one Argentina peso for one U.S. dollar. In its place, the Government created a "commercial peso", to be exchanged at 1.40 pesos for one U.S. dollar, and a "free floating peso". Subsequently, the government announced that the commercial peso would be used only to convert U.S. dollar bank deposits and all remaining transactions and balances would be based on a free-floating system. The Government also passed legislation referred to as the "contract index law", which resulted in an initial payment on a one U.S. dollar equals one peso basis for all U.S. dollar denominated monetary balances including working capital items.

The conditions which caused these events to occur in January 2002 existed at the December 31, 2001 balance sheet date and the financial results for the December 31, 2001 period have been adjusted accordingly. At December 31, 2001 the Corporation has translated the monetary items of its South America Retail and Profertil Joint Venture operations at a rate of 1.70 pesos to one U.S. dollar. This rate was established on January 11, 2002, which was the first day of trading for the free-floating peso in relation to the U.S. dollar.

The impact of this translation for the Corporation's South America Wholesale operations was a $20-million unrealized foreign exchange loss recorded against net earnings. For the Corporation's South America Retail operations the impact was a $23-million foreign currency charge to the cumulative translation adjustment account, a component of shareholders' equity.

The Corporation has also recorded a charge of $29-million against net earnings at December 31, 2001, made up primarily of accounts receivable in South America Retail. This reflects the estimated impact of the contract index law legislating conversion of all U.S. dollar debts to pesos on a one to one basis, representing forced conversion of a portion of the Corporation's U.S. dollar assets in Argentina.

5. SEGMENTATION

The Corporation's activities are divided geographically and then by functional area into five reportable segments. The four operating segments are North America Wholesale, North America Retail, South America Wholesale and South America Retail. Wholesale comprises the production and sales of the four primary nutrients: nitrogen, phosphate, potash and sulphur. Retail comprises the sale of fertilizers, chemicals, seed, custom application services and agronomic consulting. The fifth non-operating segment is Other, which includes corporate overhead and inter-segment eliminations. Net sales between segments and countries are accounted for at prices which approximate fair market value and are eliminated on consolidation.

Segmented Net Sales, Expenses, Net Working Capital, Capital Assets, Assets and Capital Expenditures

	2001					
	North America		South America			
	Wholesale	Retail	Wholesale	Retail	Other	Total
Net sales - external customers	$ 1,086	$ 831	$ 63	$ 83	$ –	$ 2,063
- internal customers	74	–	8	–	(82)	–
Total net sales	1,160	831	71	83	(82)	2,063
Cost of product	931	574	43	58	(84)	1,522
Gross profit	229	257	28	25	2	541
Expenses:						
Selling, general and administrative	34	193	7	16	22	272
Depreciation, depletion and amortization	96	20	13	5	7	141
Other (income) expense – net	35	(7)	4	3	13	48
Argentine Charges - Peso devaluation	–	–	20	–	–	20
- U.S. dollar forced conversion	–	–	2	27	–	29
Earnings (losses) before interest expense and income taxes	$ 64	$ 51	$ (18)	$ (26)	$ (40)	$ 31
Net working capital	$ 267	$ 37	$ (30)	$ 45	$ (196)	$ 123
Capital assets	$ 1,087	$ 106	$ 262	$ 15	$ 24	$ 1,494
Total assets	$ 1,625	$ 316	$ 346	$ 73	$ 14	$ 2,374
Capital expenditures	$ 126	$ 14	$ 18	$ 3	$ 3	$ 164

notes to consolidated financial statements

2000	North America		South America			
	Wholesale	Retail	Wholesale	Retail	Other	Total
Net sales - external customers	$ 982	$ 815	$ 7	$ 69	$ –	$ 1,873
- internal customers	63	–	5	–	(68)	–
Total net sales	1,045	815	12	69	(68)	1,873
Cost of product	767	568	10	50	(69)	1,326
Gross profit	278	247	2	19	1	547
Expenses:						
Selling, general and administrative	30	186	4	14	19	253
Depreciation, depletion and amortization	71	20	1	5	10	107
Other (income) expense – net	11	(6)	1	1	17	24
Earnings (loss) before interest expense and income taxes	$ 166	$ 47	$ (4)	$ (1)	$ (45)	$ 163
Net working capital	$ 205	$ 81	$ (144)	$ 73	$ (206)	$ 9
Capital assets	$ 1,061	$ 112	$ 256	$ 27	$ 28	$ 1,484
Total assets	$ 1,557	$ 340	$ 328	$ 120	$ 26	$ 2,371
Capital expenditures	$ 94	$ 17	$ 62	$ 1	$ 5	$ 179

1999	North America		South America			
	Wholesale	Retail	Wholesale	Retail	Other	Total
Net sales - external customers	$ 828	$ 794	$ 34	$ 60	$ –	$ 1,716
- internal customers	59	–	–	–	(59)	–
Total net sales	887	794	34	60	(59)	1,716
Cost of product	656	556	28	48	(61)	1,227
Gross profit	231	238	6	12	2	489
Expenses:						
Selling, general and administrative	36	176	6	14	13	245
Depreciation, depletion and amortization	56	22	–	7	8	93
Other (income) expense – net	11	(3)	(1)	(2)	15	20
Earnings (loss) before interest expense and income taxes	$ 128	$ 43	$ 1	$ (7)	$ (34)	$ 131
Net working capital	$ 299	$ 41	$ (169)	$ 63	$ (60)	$ 174
Capital assets	$ 779	$ 116	$ 195	$ 31	$ 28	$ 1,149
Total assets	$ 1,233	$ 299	$ 257	$ 126	$ 44	$ 1,959
Capital expenditures	$ 80	$ 18	$ 132	$ 1	$ 3	$ 234

Net Sales and Gross Profit by Business Segment and Product Line

	2001			2000			1999		
	Net sales	Cost of sales	Gross profit	Net sales	Cost of sales	Gross profit	Net sales	Cost of sales	Gross profit
North America Wholesale									
Nitrogen									
Ammonia	$ 323	$ 239	$ 84	$ 246	$ 173	$ 73	$ 165	$ 133	$ 32
Urea	304	253	51	299	216	83	200	155	45
Other	150	135	15	92	76	16	57	46	11
	777	627	150	637	465	172	422	334	88
Phosphate	179	173	6	196	177	19	255	195	60
Potash	138	80	58	151	81	70	145	80	65
Sulphate and other products	66	51	15	61	44	17	65	47	18
	1,160	931	229	1,045	767	278	887	656	231
North America Retail									
Fertilizers	386	278	108	352	254	98	357	257	100
Chemicals	336	245	91	358	267	91	345	260	85
Other products and services	109	51	58	105	47	58	92	39	53
	831	574	257	815	568	247	794	556	238
South America Wholesale									
Nitrogen	68	41	27	–	–	–	–	–	–
Other products and services	3	2	1	12	10	2	34	28	6
	71	43	28	12	10	2	34	28	6
South America Retail									
Fertilizers	57	38	19	47	32	15	46	34	12
Other products and services	26	20	6	22	18	4	14	14	–
	83	58	25	69	50	19	60	48	12
Other	(82)	(84)	2	(68)	(69)	1	(59)	(61)	2
Total	$ 2,063	$ 1,522	$ 541	$ 1,873	$ 1,326	$ 547	$ 1,716	$ 1,227	$ 489

Net Sales by Market Destination and Assets by Country

	2001			2000			1999		
	Net sales	Capital assets	Goodwill	Net sales	Capital assets	Goodwill	Net sales	Capital assets	Goodwill
Canada	$ 383	$ 545	$ –	$ 423	$ 586	$ –	$ 383	$ 606	$ –
United States	1,385	673	45	1,249	615	49	1,167	317	52
Argentina	121	276	–	76	283	–	94	226	–
Other	174	–	–	125	–	–	72	–	–
	$ 2,063	$ 1,494	$ 45	$ 1,873	$ 1,484	$ 49	$ 1,716	$ 1,149	$ 52

90

notes to consolidated financial statements

6. INCOME TAXES

The significant components of future income tax assets and liabilities at December 31 are as follows:

	2001	2000
Loss carryforwards expiring through 2008	$ 36	$ 20
Site restoration and reclamation	30	29
Financial reserves and accruals	13	6
Employee future benefits	12	8
Debt retirement and other financing	5	9
Other	3	–
Future income tax assets before valuation allowance	99	72
Valuation allowance	(1)	(7)
Future income tax assets, net of valuation allowance	98	65
Depreciation and amortization	228	207
Deferred income	13	42
Other	19	13
Future income tax liabilities	260	262
Net future income tax liabilities	$ 162	$ 197

The major factors that caused variations from the expected combined Canadian federal and provincial statutory income tax rate of 44 percent (2000 – 45 percent; 1999 – 45 percent) were the following:

	2001	2000	1999
Earnings (loss) before income tax:			
Canadian	$ (22)	$ 48	$ 20
Foreign	(21)	78	74
	$ (43)	$ 126	$ 94
Statutory rate	44%	45%	45%
Income tax at statutory rates	(19)	57	42
Differences in foreign tax rates	(10)	(15)	(10)
Manufacturing and processing allowance	5	(2)	1
Argentine Charges	22	–	–
Resource royalties and allowances	4	3	(1)
Other	–	1	–
Income tax provision	$ 2	$ 44	$ 32
Current:			
Canadian	$ 26	$ (5)	$ 35
Foreign	2	14	25
	28	9	60
Future:			
Canadian	(33)	27	(28)
Foreign	7	8	–
	(26)	35	(28)
	$ 2	$ 44	$ 32

7. EARNINGS (LOSS) PER COMMON SHARE

The following table summarizes the computation of net earnings (loss) per share:

	2001	2000	1999
		Restated (Note 2)	Restated (Note 2)
NUMERATOR:			
Net earnings (loss)	$ (45)	$ 82	$ 62
Preferred securities charges net of tax [a]	(12)	(9)	(8)
Numerator for basic earnings (loss) per share	(57)	73	54
Preferred securities charges net of tax [a]	–	9	8
Numerator for diluted earnings (loss) per share	$ (57)	$ 82	$ 62
DENOMINATOR:			
Weighted average denominator for basic common shares	**115**	112	113
Dilutive instruments:			
Stock options using the treasury stock method	–	1	–
Preferred securities converted to common shares			
$175-million, eight percent [b],[c]	–	18	20
$50-million, six percent [b],[d]	–	1	–
Denominator for diluted earnings per share	**115**	132	133
Basic earnings (loss) per share	$ (0.49)	$ 0.65	$ 0.47
Diluted earnings (loss) per share	$ (0.49)	$ 0.62	$ 0.46

(a) Preferred securities charges net of tax

Under Canadian GAAP the preferred securities (Note 18) are considered senior equity instruments, and the preferred securities charges that are charged to retained earnings are deducted from net earnings (loss) for the computation of basic earnings (loss) per share. For diluted earnings (loss) per share, these preferred securities charges are added back when the senior equity instrument is not anti-dilutive to basic earnings (loss) per share.

(b) Anti-dilution

The Corporation excludes potential common share equivalents from the calculation of diluted earnings (loss) per share when these instruments are considered anti-dilutive.

(c) $175-million, eight percent preferred securities

The conversion of this series of preferred securities is based on the average trading price of the Corporation's common shares during the period.

(d) $50-million, six percent preferred securities

This series of preferred securities is converted to common shares at the fixed conversion price of $11.9677 per common share.

8. ACQUISITION

Effective September 30, 2000, the Corporation acquired from Union Oil Company of California (Unocal) ammonia and urea production facilities in Alaska and certain nitrogen-based production and distribution assets in Washington, Oregon and California. The consideration was approximately $321-million and was settled by issuing to Unocal $50-million principal amount of six percent convertible preferred securities, due September 30, 2030, which are convertible at the discretion of the holder into the Corporation's common shares at a conversion price of $11.9677 per common share, 2.6 million of the Corporation's common shares, valued at $25-million, and the remainder of $246-million in cash was provided through the Corporation's existing cash resources and short-term borrowings. In addition, the Corporation granted to Unocal a right to receive an "Earn-out" payment pursuant to which Unocal is entitled to receive, for each of the six years following the closing of the acquisition, a payment equal to 35 percent of the amount by which certain industry-recognized price commodity indices for ammonia and urea exceed certain forecasted prices for such commodities based on production capacity volumes of the Alaska production facilities acquired from Unocal.

Concurrent with the purchase from Unocal, the Corporation sold certain storage assets purchased from Unocal for proceeds of approximately $16-million. The net acquisition has been accounted for under the purchase method of accounting, with the net assets acquired and liabilities assumed included in the balance sheet as at September 30, 2000, and results from operations included in the Corporation's financial statements from that date.

92

notes to consolidated financial statements

The purchase price was allocated to the assets acquired less liabilities assumed, based on the estimated fair value as follows:

Current assets	$ 99
Current liabilities	(23)
Working capital	76
Tangible capital assets	286
Environmental and decommissioning provisions	(41)
Consideration paid to Unocal	$ 321
Transaction expenses	10
Disposition of non-core assets	(16)
Total net assets	$ 315

Payments under the Earn-out arrangement are capitalized as part of the capital assets and are amortized over the remaining life of the assets. As at December 31, 2001, an additional $19-million was accrued in respect of Earn-out amounts payable in 2002.

The following unaudited pro forma financial information combines the consolidated results of operations of the Corporation and Unocal as if the acquisition had occurred on January 1, 2000. This pro forma financial information does not necessarily reflect the results of operations, as they would have been if the Corporation had purchased Unocal during such periods, and is not necessarily indicative of results that may be obtained in the future.

	2000
Net revenues	$ 2,143
Net earnings in accordance with Canadian GAAP	86
Basic earnings per share in accordance with Canadian GAAP	$ 0.67
Net earnings in accordance with U.S. GAAP	74
Basic earnings per share in accordance with U.S. GAAP	$ 0.66

9. ACCOUNTS RECEIVABLE

	2001	2000
North America Wholesale		
Trade accounts	**$ 102**	$ 122
Allowance for doubtful accounts	**(1)**	(1)
Rebates and other non-trade accounts	**20**	5
	121	126
North America Retail		
Trade accounts	**41**	69
Allowance for doubtful accounts	**(7)**	(7)
Rebates and other non-trade accounts	**14**	12
	48	74
South America Wholesale	**9**	11
South America Retail		
Trade accounts	**46**	64
Allowance for doubtful accounts	**(8)**	(6)
	38	58
Other	**2**	6
	$ 218	$ 275

A subsidiary of the Corporation has entered into an agreement with a financial institution to sell, on an ongoing basis, an undivided percentage interest in a designated pool of North American receivables, on a non-recourse basis, in an amount not to exceed $125-million. The fees and expenses for this program are calculated based on the prevailing commercial paper rate. On an ongoing basis, certain of the Corporation's U.S. subsidiaries sell their accounts receivable balances net of allowances to this subsidiary and, in turn, this subsidiary sells an eligible amount of those receivables to the designated financial institution.

In December 2000, this program was increased from $75-million in North America Retail receivables to $125-million, including both North America Retail and North America Wholesale receivables. Receivables sold, and fees and expenses incurred, on this program were as follows:

	2001	2000
North America Wholesale receivables sold	$ 21	$ 35
North America Retail receivables sold	83	56
	$ 104	$ 91
Average North America Wholesale receivables sold during the year	$ 30	$ 3
Average North America Retail receivables sold during the year .	68	61
	$ 98	$ 64
Fees and expenses paid	$ 4	$ 4

10. INVENTORIES

	2001	2000
North America Wholesale		
Fertilizers	$ 172	$ 123
Operating supplies	70	76
Raw materials	26	24
	268	223
North America Retail		
Fertilizers	51	54
Chemicals	63	49
Other	7	7
	121	110
South America Wholesale	6	2
South America Retail	5	12
	$ 400	$ 347

Wholesale — Fertilizers include the Corporation's produced product as well as work in process. Operating supplies include catalysts used in the wholesale production process, materials used for maintenance and repairs and other supplies. Raw materials consist primarily of phosphate rock, which has been mined but not used in the production process. Inventories include storage and transportation costs to move the product from production facilities to storage locations.

Retail — The cost of fertilizer, seed and chemical inventories represents the purchase price plus transportation to the farm centre.

11. CAPITAL ASSETS

	2001			2000		
	Cost	Accumulated depreciation and depletion	Net book value	Cost	Accumulated depreciation and depletion	Net book value
Land	$ 28	$ –	$ 28	$ 37	$ –	$ 37
Buildings and improvements	303	119	184	462	110	352
Building under capital lease	15	2	13	15	1	14
Machinery and equipment	2,004	790	1,214	1,459	722	737
Resource properties	39	18	21	39	16	23
Construction in progress	34	–	34	321	–	321
	$ 2,423	$ 929	$ 1,494	$ 2,333	$ 849	$ 1,484

Included in capital assets is interest capitalized during 2001 of $1-million (2000 – $20-million; 1999 – $16-million).

94

notes to consolidated financial statements

12. OTHER ASSETS

	2001	2000
South America value-added tax and other costs	$ 73	$ 86
Receivable under environmental indemnity agreements	11	12
Long-term receivables	20	26
Long-term investments	13	11
Other	15	15
	$ 132	$ 150

The long-term portions of value-added taxes are related to the investment in South America Retail and the Corporation's share of the Profertil joint venture. Value-added taxes are accumulated on the balance sheet, as costs are incurred and are recovered against future taxes payable.

13. GOODWILL

	2001	2000
Cost	$ 67	$ 67
Accumulated amortization	22	18
	$ 45	$ 49

Included in depreciation, depletion and amortization in the statement of operations for 2001 is amortization of goodwill of $4-million (2000 – $3-million; 1999 – $4-million).

14. BANK INDEBTEDNESS

	2001	2000
Short-term financing [a]	$ –	$ 163
$300-million credit facility [b]	186	–
$75-million credit facility [c]	20	–
Profertil joint venture [d]	5	145
	$ 211	$ 308

The weighted average interest rate for bank indebtedness in 2001 was 5 percent (2000 – 8 percent; 1999 – 7 percent).

(a) Short-term financing

The Corporation's $200-million short-term financing facility, which was used to purchase the Unocal assets, was repaid and terminated in May 2001. Agrium U.S. Inc., a subsidiary of the Corporation, guaranteed this facility. Interest rates on the facility were the London interbank offered rate (LIBOR) or a base rate established by the bank plus variable spreads, at the election of the Corporation.

(b) Agrium Inc.

The Corporation entered into a $300-million, 364-day syndicated revolving credit facility in May 2001. This facility contains a 2.5-year term-out provision exercisable at the Corporation's option. Under this option the Corporation can convert the facility into a term lending arrangement after one year. Agrium U.S. Inc., a subsidiary of the Corporation, guarantees this facility. Interest rates are at either the LIBOR plus a spread, bankers' acceptance rate plus a spread or a base rate established by the bank plus variable spreads, at the election of the Corporation. The loan agreements require the Corporation to maintain certain financial ratios and other covenants.

This facility replaces the unsecured four-year term facility of $100-million and the C$35-million or $25-million demand operating facility previously in place. Interest rates on the $100-million term facility were the LIBOR or a base rate established by the bank plus variable spreads, at the election of the Corporation. Interest rates on the demand operating facility were based on the prevailing bankers' acceptance rate plus a spread, or at commercial rates plus a commission.

The Corporation also has a commercial paper borrowing facility of C$150-million, or its equivalent in U.S. dollars. This facility bears interest at prevailing market rates. The loan agreements require the Corporation to maintain certain financial ratios and other covenants.

(c) Agrium U.S. Inc.

The Corporation's wholly owned subsidiary, Agrium U.S. Inc., has a base revolving credit facility of up to $75-million, which expires December 4, 2004. This facility is guaranteed by the Corporation and requires the Corporation to maintain certain financial ratios and to comply with other covenants.

d) Profertil joint venture

In 1999, Profertil completed a bridge financing of up to $285-million, which was repaid with proceeds from the syndicated 10-year term credit agreement (Note 16(e)) in March 2001. The Corporation's share of amounts outstanding under the bridge facility was $143-million at December 31, 2000.

Profertil utilizes limited short-term borrowings from local financial institutions at prevailing interest rates to fund working capital requirements. The Corporation's share of amounts outstanding was $5-million at December 31, 2001 (2000 – $2-million).

15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2001	2000
North America Wholesale		
Trade	$ 55	$ 40
Customer rebates	11	10
Accrued liabilities	112	92
Deferred hedging gains (Note 22)	–	75
	178	217
North America Retail		
Trade	98	86
Accrued liabilities	29	26
	127	112
South America Wholesale	11	11
South America Retail	7	7
Other		
Accrued interest payable	13	10
Dividends payable	6	6
Accrued liabilities	7	7
	26	23
	$ 349	$ 370

16. LONG-TERM DEBT

	2001	2000
Unsecured		
6.86% senior notes due December 29, 2003 to 2007 (a)	$ 75	$ 75
7.06% senior notes due December 29, 2004 to 2010 (b)	100	100
7% notes due February 1, 2004 (c)	75	75
7.7% debentures due February 1, 2017 (c)	100	100
7.8% debentures due February 1, 2027 (c)	125	125
8.25% debentures due February 15, 2011 (c)	125	–
Secured		
Capital lease obligation (d)	14	15
Profertil joint venture – non-recourse (e)	145	–
Profertil joint venture – other (f)	8	16
Other	2	2
	769	508
Principal repayments due within one year	7	1
	$ 762	$ 507

(a) The notes have five equal annual principal repayments commencing December 29, 2003. These notes are guaranteed by Agrium U.S. Inc., a subsidiary of the Corporation, and require the Corporation to maintain certain financial ratios and meet other covenants.

(b) The notes have seven equal annual principal repayments commencing December 29, 2004. These notes are guaranteed by Agrium U.S. Inc., a subsidiary of the Corporation, and require the Corporation to maintain certain financial ratios and meet other covenants.

(c) These notes and debentures require the Corporation to meet certain financial ratios and other covenants.

(d) The capital lease obligation is comprised of the corporate head office building lease (Note 11), which is denominated in Canadian dollars, bears interest at seven percent and expires in March 2019. Total payments, including principal and interest, to be paid over the remainder of the lease are $25-million, of which $11-million represents interest. Annual payments in each of the next five years are included in Note 20.

(e) In 2000, Profertil S.A. entered into a syndicated credit agreement, the majority of which was drawn in March 2001, to repay the $285-million bridge financing facility that expired in March 2001. The Corporation's share of amounts outstanding under the Credit Agreement at December 31, 2001 is $145-million, of which $4-million is repayable within one year. The facility available at December 31, 2001 under the credit agreement is broken into tranches of $85-million, $74-million, and $134-million. The two smaller tranches accrue interest at the LIBOR rate plus a spread. The $134-million tranche accrues interest at a fixed rate. Principal plus accrued interest is repayable in 20 semi-annual installments commencing June of 2001. The facility matures December 31, 2010.

This facility became non-recourse to the joint venture partners once completion guarantees on the facility had been released on November 30, 2001. The Corporation has pledged its shares in the joint venture to the bank as security in the event of default. The joint venture partners have also entered into an agreement which limits the transfer of the ownership interests in Profertil for a period of six years commencing from the completion date, which was November 30, 2001.

(f) The Profertil joint venture – other financing is primarily comprised of a peso-denominated value-added tax loan that has a four-year repayment term with monthly interest plus principal repayments. Interest is calculated at prevailing market rates. The loan is secured by long-term value-added taxes (Note 12).

17. OTHER LIABILITIES

	2001	2000
Site restoration and reclamation (a)	$ 90	$ 89
Employee future benefits (b)		
Pensions	10	5
Other post-retirement benefits	23	23
Other	4	3
	$ 127	$ 120

(a) Site restoration and reclamation

The Corporation has recorded provisions for restoration and reclamation at various sites based on estimated expenditures where existing conditions allow these costs to be reasonably estimable. During 2001, the Corporation accrued $8-million (2000 – $46-million; 1999 – $5-million) for anticipated future expenditures.

Expenditures relating to restoration and reclamation were $3-million in 2001 (2000 – $5-million) and were expensed or charged against provisions recorded in previous years.

(b) Employee future benefits

The Corporation maintains both defined benefit and defined contribution pension plans in Canada and in the United States, which are both contributory and non-contributory with regard to participants. The majority of employees are members of the defined contribution pension plan. The Corporation also maintains certain contributory health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either years of service and compensation or a rated amount for each year of service. The employee future benefit costs are determined annually by independent actuaries and include current service costs and a provision for the amortization of prior service costs. Employee future benefit costs for current service are charged to earnings in the year incurred. The liability for past service is charged to earnings over the remaining service lives of the employees.

The Corporation has additional defined benefit and defined contribution retirement income plans for senior management, which are non-contributory and provide a supplementary pension benefit. The plans are provided for by annual charges to earnings sufficient to meet the projected benefit obligations.

The components of net employee future benefits expense for the Corporation's defined benefit plans are computed actuarially as follows:

	2001	2000	1999
Defined benefit plan			
Service cost for benefits earned during the year	$ 3	$ 3	$ 3
Interest cost on projected benefit obligations	6	5	4
Expected return on plan assets	(5)	(5)	(5)
Net amortization and deferral	–	1	1
Net expense	4	4	3
Post-retirement plans			
Service cost for benefits earned during the year	1	1	1
Interest cost on projected benefit obligations	2	2	2
Net expense	3	3	3
Defined contribution plans	7	7	6
Total expense	$ 14	$ 14	$ 12

Significant actuarial assumptions used in calculating the net pension expense for the Corporation's defined benefit plans were as follows:

	2001	2000	1999
(percent)			
Pension plans			
Discount rate	7	7	8
Long-term rate of return on assets	8	8	8
Rate of increase in compensation levels	5	5	5
Other post-retirement plans			
Discount rate	7	7	7
Health care cost trend rate	8	8	9

If the health care cost trend rate was increased or decreased by one percent, the accumulated post-retirement benefit obligation and the aggregate of service and interest cost would have increased or decreased by $2-million respectively.

98

notes to consolidated financial statements

The changes in accumulated benefit obligations and change in plan assets for the defined benefit pension and post-retirement benefits are outlined as follows:

	Pension plans 2001	Pension plans 2000	Post-retirement benefit plans 2001	Post-retirement benefit plans 2000
Change in benefit obligations				
Balance, beginning of year	$ 81	$ 77	$ 23	$ 21
Foreign exchange on Canadian obligations	(4)	–	–	–
Interest and service cost	9	8	3	3
Acquisitions	–	3	–	–
Actuarial loss (gain)	5	(3)	(2)	(1)
Transfer from CAI Retirement Plan [a]	10	–	–	–
Benefits paid	(5)	(4)	(1)	–
Balance, end of year	$ 96	$ 81	$ 23	$ 23
Change in plan assets				
Fair value, beginning of year	$ 78	$ 73	$ –	$ –
Foreign exchange on Canadian assets	(3)	–	–	–
Actual return on plan assets	(6)	6	–	–
Employer contributions	2	5	–	–
Transfer from CAI Retirement Plan [a]	10	–	–	–
Benefits paid	(5)	(6)	–	–
Fair value, end of year	$ 76	$ 78	$ –	$ –
Unfunded status	20	3	23	23
Unrecognized net (loss) gain	(12)	2	–	–
Accrued employee future benefits	$ 8	$ 5	$ 23	$ 23
Other assets – prepaid employee future benefits	$ (2)	$ –	$ –	$ –
Other liabilities – employee future benefits liability	10	5	23	23
	$ 8	$ 5	$ 23	$ 23

(a) The assets and liabilities attributable to benefits accrued prior to May 1, 1993, under the Cominco American Incorporated Plan (CAI) were transferred to the Corporation in 2001. These assets and liabilities were part of the spin-off of the fertilizer assets that formed the initial public offering to create the Corporation in 1993.

The plans' assets consist primarily of corporate equities, corporate and government bonds and debentures and cash.

18. SHARE CAPITAL

(millions)	2001 Shares	2001 Amount	2000 Shares	2000 Amount	1999 Shares	1999 Amount
Common shares						
Issued and outstanding, beginning of year	115	$ 375	112	$ 347	115	$ 359
Repurchased for cash	–	–	–	–	(3)	(12)
Issued on exercise of stock options	–	1	–	3	–	–
Issued on purchase of Unocal assets	–	–	3	25	–	–
Outstanding, end of year	115	$ 376	115	$ 375	112	$ 347
Preferred securities						
Issued and outstanding, beginning of year, net of issuance costs	9	$ 221	7	$ 171	7	$ 171
Issued on purchase of Unocal assets	–	–	2	50	–	–
Outstanding, end of year	9	$ 221	9	$ 221	7	$ 171
Total	124	$ 597	124	$ 596	119	$ 518

The Corporation has two classes of preferred securities issued and outstanding:

(a) $175-million, unsecured eight percent preferred securities due June 30, 2047
The charges on these securities are payable quarterly in arrears and the Corporation has the right to defer the charges for up to 20 consecutive quarterly periods, subject to certain restrictions. The preferred securities are redeemable at the option of the Corporation, in whole or in part, on or after April 22, 2003, at the principal amount plus accrued and unpaid charges (the redemption price) to the date of redemption. The Corporation may, at its option, pay the redemption price or any deferred quarterly charges in cash or by delivering common shares to a trustee for subsequent sale.

(b) $50-million, six percent convertible preferred securities due September 30, 2030
This class was issued on September 29, 2000, in connection with the acquisition of Unocal Fertilizer assets. The preferred securities are convertible at the discretion of the holder into the Corporation's common shares at a conversion price of $11.9677 per common share. The Corporation has the right to defer, at any time subject to certain conditions, payments of charges on the securities by extending the payment period for up to 20 consecutive quarterly periods. The Corporation may redeem the securities, in whole but not in part, at any time on or after September 30, 2003, at a redemption price equal to 103 percent of the principal amount of the securities plus accrued and unpaid charges.

The Corporation has the right to issue common shares and use the proceeds to settle the deferred charges, principal and redemption payments, and consequently, both the eight percent preferred securities and the six percent convertible preferred securities are classified as equity under Canadian GAAP.

19. STOCK BASED COMPENSATION

The Corporation offers stock options, stock appreciation rights (SAR's) and deferred share units (DSU's) to employees and directors as part of compensation for services rendered.

Stock Options

The Corporation has a stock option plan under which the Board of Directors may grant options to acquire common shares to its directors, officers and employees. At December 31, 2001, the Board of Directors was authorized to grant options on up to approximately nine million (2000 – nine million; 1999 – eight million) common shares on which approximately eight million (2000 – seven million; 1999 – six million) options had been granted. The exercise price of each option equals the market price of the Corporation's common shares on the last business day prior to the date of grant and an option's maximum term is 10 years. Options are granted throughout the year and vest and become exercisable equally over a four-year period, commencing one year after the grant date. In addition, under this plan the Board of Directors has resolved to grant options to directors and officers of the Corporation on the basis of one option for each common share acquired by the director or officer in the open market, to a maximum of 100,000 options per director or officer, with the exercise price of each option equal to the purchase price paid for the original share. These options lapse if the participant does not hold 100 percent of the purchased shares on the first anniversary date, 75 percent on the second anniversary date, 50 percent on the third anniversary date and 25 percent on the fourth anniversary date.

Stock option transactions for the respective years were as follows:

	2001		2000		1999	
	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price
	(millions)	(C$)	(millions)	(C$)	(millions)	(C$)
Outstanding, beginning of year	7	$ 15.52	6	$ 16.40	5	$ 17.62
Granted	1	20.21	1	12.47	1	12.53
Exercised	–	13.05	–	16.38	–	11.18
Cancelled	–	18.52	–	17.43	–	19.18
Outstanding, end of year	8	$ 16.20	7	$ 15.52	6	$ 16.40
Exercisable, end of year	5	$ 16.44	4	$ 17.11	3	$ 17.20

notes to consolidated financial statements

Fair Value of Stock Option Compensation

The following is the pro forma net earnings (loss) and basic earnings (loss) per share amounts had the Corporation charged the fair value of stock based compensation to net earnings (loss) in each period:

	2001		2000		1999	
	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma
Net earnings (loss)	$ (45)	$ (48)	$ 82	$ 77	$ 62	$ 57
Earnings (loss) per common share						
Basic	$ (0.49)	$ (0.51)	$ 0.65	$ 0.60	$ 0.47	$ 0.43

The fair value of these options has been estimated using a Black Scholes option pricing model and based on the following assumptions:

	2001	2000	1999
Expected dividend yield	**0.9%**	0.9%	0.9%
Expected stock price volatility	**38%**	42%	35%
Risk-free interest rate	**6%**	6%	6%
Expected life of the options (years)	**10**	10	10

The weighted fair value average price of options granted in the years indicated was as follows: 2001 – C$11.25; 2000 – C$7.06; and 1999 – C$6.40.

The following table summarizes stock options outstanding and exercisable under the plan at December 31, 2001:

	Options outstanding			Options excercisable	
Range of exercise prices	Number outstanding at year end	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at year end	Weighted average exercise price
(C$)	(millions)	(years)	(C$)	(millions)	(C$)
Less than $11.85	1	7	$ 11.14	1	$ 10.07
11.86 to 12.85	1	6	12.06	1	12.05
12.86 to 13.85	1	7	13.14	–	13.11
13.86 to 14.85	–	9	14.02	–	14.04
14.86 to 15.85	–	8	15.22	–	15.20
15.86 to 16.85	–	10	16.24	–	–
16.86 to 17.85	–	8	17.52	–	17.50
17.86 to 22.15	5	6	19.35	3	18.96
1.92 to 22.15	8	7	$ 16.20	5	$ 16.44

Shareholders' Rights Plan

The Corporation has a shareholders' rights plan under which one right is issuable for each outstanding common share. The rights remain attached to the shares and are not exercisable until the occurrence of certain designated events.

Stock Appreciation Rights

The Corporation has a Stock Appreciation Rights (SARs) plan whereby each eligible employee is granted SARs, which provide for payment of a cash award based upon the appreciation in value of the Corporation's common shares. The payment is based on the Corporation's common stock price reaching certain guaranteed levels for 20 consecutive trading days on the New York Stock Exchange (NYSE) over a five-year term expiring on May 4, 2004. The employees receive cash for the SARs equal to their intrinsic value, being the difference between the SARs' base price and their market value at the time the specified level is achieved.

At December 31, 2001, the target prices on the SARs were above the market price of the Corporation's common shares and thus no payments were required under the plan. An expense will be recorded when the market price of the stock exceeds the price associated with payment. SAR transactions for the respective years were as follows:

	2001		2000		1999	
	SARs outstanding	Weighted average issue price	SARs outstanding	Weighted average issue price	SARs outstanding	Weighted average issue price
(millions)						
Outstanding, beginning of year	1	$ 9.01	1	$ 8.94	–	$ –
Granted	1	11.36	–	10.00	1	8.94
Outstanding, end of year	2	$ 9.51	1	$ 9.01	1	$ 8.94

The potential expense, based on SARs outstanding at December 31, 2001, would be $3-million if the share price reached $15, an additional $6-million if the share price reached $22.50, an additional $11-million if the share price reached $33.75 and an additional $19-million if the share price reached $50.

Director's Deferred Share Unit Plan

Effective January 1, 2002, the Corporation implemented a Director's Deferred Share Unit Plan. Under this plan directors of the Corporation may elect to have a portion or all of their remuneration paid in DSU's. The number of DSU's issued is calculated by dividing the director's remuneration by the fair market value of the Corporation's common shares on the conversion date. This amount and subsequent changes in the common share price in relation to the DSU's issue price will be recorded as compensation expense and included in selling, general and administrative expenses.

20. COMMITMENTS

	2002	2003	2004	2005	2006
Operating expenses					
Operating commitments	$ 28	$ 26	$ 23	$ 20	$ 18
Natural gas, sulfuric acid, power and other payments	327	159	118	112	92
Profertil natural gas and other	25	25	25	25	25
	380	210	166	157	135
Other					
Long-term debt and capital lease repayments	7	27	121	50	52
Total	$ 387	$ 237	$ 287	$ 207	$ 187

The operating commitments consist primarily of short-term leases for rail cars and contractual commitments at distribution facilities in North America Wholesale, vehicles and application equipment in North America Retail and office equipment and property leases throughout the Corporation's operations. The commitment represents the minimum payments in each of the next five years under each agreement. Operating lease payments expensed in 2001 were $23-million (2000 – $25-million; 1999 – $23-million).

The Corporation has also entered into a number of agreements with suppliers to guarantee supply of raw materials required in the production processes at its wholesale facilities. Amongst these are a number of long-term fixed base-price natural gas and co-generation power agreements at the Kenai, Profertil and Carseland facilities, which are included in the commitments, based on the minimum obligations under these contracts. Additionally, the Corporation's minimum commitments for North American natural gas purchases not under fixed base-price contracts are calculated using the prevailing New York Mercantile Exchange (NYMEX) forward prices at December 31, 2001, adjusted for transportation differentials to each production facility.

The Kenai facility has a reserve-based natural gas purchase contract with Unocal that expires July 1, 2009. The delivery price formula is based on a fixed price that is adjusted by the previous year's average spot U.S. Gulf Coast ammonia price. The adjustment is made on July 1 each year if the average ammonia price exceeds or drops below defined Gulf Coast ammonia prices set in the agreement for the previous 12 months; otherwise only the base price applies for the next year.

102

The Carseland facility entered into a power co-generation agreement in 2001 that expires December 31, 2021. The minimum commitment under this agreement is to purchase 60 megawatts of power per hour (MWh) for the first ten years of the agreement and 20 MWh for the remainder of the term. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.

Profertil has three 12-year natural gas purchase contracts. One is with the other 50 percent partner in the Profertil joint venture. The contracts are fixed base price agreements where the base price for natural gas is adjusted by the quarterly average of Free On Board (FOB) Caribbean granulated urea in U.S. dollars per short ton and the quarterly average of West Texas Intermediate (WTI) crude oil in U.S. dollars per barrel.

The Corporation has entered into an agreement to deliver a minimum of 70,000 tonnes of purified phosphoric acid annually from its Conda, Idaho, facility. The agreement expires December 31, 2016.

21. CONTINGENCIES

Unocal Fertilizer Asset acquisition

As part of the Unocal asset acquisition, the Corporation granted to Unocal a right to receive an Earn-out payment pursuant to which Unocal is entitled to receive a payment for each of the six years following the closing of the acquisition on September 30, 2000. The payment is equal to 35 percent of the amount by which certain industry-recognized price commodity indices for ammonia and urea exceed certain forecasted prices for such commodities based on production capacity volumes of the Alaska production facilities acquired from Unocal. At December 31, 2001, the Corporation's financial statements include $19-million payable to Unocal under this arrangement. This amount is included in accounts payable and accrued liabilities and is recorded as part of the cost to acquire the Unocal fertilizer assets included in capital assets.

The Corporation has withheld payment of the $19-million from Unocal on the basis that this liability has been set off against other amounts currently owing by Unocal and is under dispute. The Corporation believes that no payment is due to Unocal in the event that they cannot meet their obligation under the Kenai gas contract. The parties also disagree on the calculation of the Earn-out to the extent of $8-million based on different views of the application of a reference price adjustment factor.

The Corporation and Unocal are in discussions with respect to these issues and a number of other disputed matters arising from the purchase of Unocal's fertilizer assets, including environmental liabilities and Unocal's gas supply and deliverability obligations under the Kenai Gas Contract. To facilitate these negotiations, the parties have entered into a standstill agreement pursuant to which neither party shall commence litigation with respect to matters in dispute until after March 15, 2002.

Environmental

The Corporation also has contingent liabilities in respect of existing operations and discontinued mining activities of predecessor corporations. These liabilities arise from continuing changes to regulations in effect at the time the liabilities were incurred and are the subject of ongoing study and negotiation with various regulatory authorities. The amounts are not reasonably estimable, due to uncertainty as to the final outcome of the negotiations, the absence of an agreed plan of remediation, identification of where the ultimate liability may rest and the timing of when the expenditures may be incurred.

Litigation

The Corporation, in the normal course of business, is subject to legal proceedings being brought against it and its subsidiaries. The amounts are not reasonably estimable, due to uncertainty as to the final outcome, and management does not believe these proceedings in aggregate will have a material adverse effect on the Corporation's consolidated financial position or results of operations.

22. FINANCIAL INSTRUMENTS

The Corporation is subject to the risks and uncertainties inherent in the fertilizer business. Financial results are subject to fluctuations in fertilizer, natural gas, power and other raw material supply prices, and fluctuations in foreign exchange and interest rates over which it has limited control. In addition the Corporation is subject to credit risks and the risks of conducting business in an international environment. The Corporation manages certain of these risks and uncertainties through the use of derivative instruments.

Price Risk Management

Natural Gas Derivatives

The Corporation purchases substantially all of its natural gas requirements through indexed priced contracts with suppliers other than gas supply agreements for its facilities in Alaska and Argentina. The natural gas supply price risk on indexed contracts is managed through the use of natural gas price swaps and natural gas price option contracts. The Corporation has the following derivative instruments related to natural gas supply price risks outstanding at December 31, 2001:

	Period covered	Notional volumes	Weighted average contract	Fair value gain (loss)	Financial statement gain (loss)
		(million Mmbtu)	(U.S.$/Mmbtu)	(millions of U.S. dollars)	(millions of U.S. dollars)
Designated hedges					
Natural gas price swaps	January-October 2002	10	$ 4.94	$ (21)	
De-designated hedges					
Natural gas price swaps	January-October 2002	16	$ 4.99	$ (36)	$ (10)
Non-hedging natural gas derivative instruments					
Natural gas price swaps – sold	January-October 2002	23	$ 2.76	$ 1	$ 1
Natural gas price swaps – purchased	January-October 2002	3	$ 2.30	$ 2	$ 2
Natural gas basis swaps[a]	January 2002-October 2005	4	n/a	$ –	$ –
Puts – sold	January 2002-October 2003	17	$ 2.49	$ (4)	$ (4)
Puts – purchased	January-April 2002	10	$ 3.66	$ 11	$ 11
Calls – sold	January-April 2002	9	$ 4.56	$ –	$ –
Calls – purchased	January-April 2002	9	$ 4.56	$ –	$ –

(a) The basis swap requires the Corporation to purchase notional volumes of natural gas based on the NYMEX index and to receive notional volumes of natural gas based on the SUMAS index.

During 2001, the Corporation de-designated certain commodity derivatives that were previously designated as hedges. In conjunction with the de-designation of these hedges, the Corporation entered into arrangements that substantially reversed the impact of the hedges on a prospective basis. The unrealized loss at the date of de-designation for these commodity derivatives was $26-million, which will be recognized as an adjustment to the cost of natural gas purchased as was forecast when the original hedges were put in to place. The result of the de-designation and new arrangements referred to above do not change the timing of the recognition of the accrued loss in the Consolidated Financial Statements but precluded any further significant change in the amount of the loss.

Realized and unrealized gains and losses on derivatives not designated as hedges, including contracts de-designated, as described above, are included in the statement of operations each period.

All unrealized losses on commodity derivatives designated as hedges will be recognized against the forecasted cost of gas purchased and included in inventory in 2002. It is expected that the inventory produced in relation to this natural gas supply will be sold in 2002 and that the related inventory costs, including the unrealized losses, will be included in cost of product.

The Corporation had the following derivative instruments related to natural gas supply price risks outstanding at December 31, 2000:

	Period covered	Notional volumes	Weighted average contract	Unrealized gain (loss)
		(million Mmbtu)	(U.S.$/Mmbtu)	(millions of U.S. dollars)
Designated hedges				
Natural gas price swaps	April-October 2001	26	$ 2.44	$ 82

104

In December 2000 the Corporation closed contracts representing approximately 12-million MMBtu at an average gas price of $2.54, for total proceeds of $75-million. This gain was deferred and recorded in accounts payable at December 31, 2000. In 2001 this deferred gain was recorded against natural gas supply costs in inventory and transferred to cost of sales as the inventory was sold.

During 2001 net realized gains of $58-million (2000 – $109-million), including the $75-million described above, was allocated to inventory. At December 31, 2001, $12-million of net realized losses (2000 – $16-million net gain) remains in inventory, until the related inventory sells. During 2001 $70-million of net realized gains (2000 – $93-million) were recorded as a component of cost of product.

Foreign Exchange Derivatives

The Corporation is exposed to foreign exchange rate fluctuations on its Canadian dollar cash flow. The Company enters into forward exchange contracts and foreign exchange options to manage Canadian dollar foreign exchange exposure by establishing the foreign exchange rate for the cash flows. At December 31, 2001, the Corporation had sold forward a notional amount of $24-million (2000 - $19-million) at an average rate of 1.5738 (2000 – $1.4682) and had entered into a collar on a notional amount of $36-million (2000 – nil) establishing the range the Corporation will pay for Canadian dollars between $1.5700 and $1.5870, for a period of January to December 2002. At December 31, 2001, and 2000, these instruments had an unrealized loss of less than $1-million.

During 2001 the Corporation realized losses of $1-million on settled foreign exchange contracts (2000 – $1-million).

Interest Rate Derivatives

The Corporation is exposed to interest rate fluctuations on its fixed rate long-term debt. At December 31, 2001, the Corporation had entered into interest rate swaps, on a notional $50-million of long-term debt, for a period of three years ending October 24, 2004, swapping an average fixed rate of 3.875%, which they will receive, for a floating rate of LIBOR-BBA, which they will pay. At December 31, 2001, these instruments had an unrealized gain of less than $1-million.

Power, Sulphuric Acid and Other Normal Purchases

The Corporation purchases a portion of its power requirements through the use of fixed price supply contracts. These contracts are treated as normal purchases and sales. Purchase commitments are included and summarized in Note 20.

Fair value and Carrying Value of Financial Instruments

	2001		2000	
	Carrying value	Fair value	Carrying value	Fair value
Unsecured long-term debt	$ 600	$ 530	$ 475	$ 450
Preferred securities	221	201	221	180
Derivative financial instruments				
Foreign currency option and forwards	–	–	–	–
Interest rate fixed for floating SWAP	–	–	–	–
Natural gas SWAPs and options	–	(47)	–	82

The fair value of long-term debt, including the current portion and preferred securities, is based on the quoted market price of these or similar issues or by discounting expected cash flows at the rates currently offered to the Corporation for debt and securities of the same remaining maturities.

The fair value of each class of other financial instruments, including cash and short-term investments, accounts receivable, accounts payable, advances and loans and bank indebtedness, approximates its carrying value due to their short-term maturity.

Credit Risk Management

Wholesale in both North and South America sell mainly to large agribusinesses representing a small number of customers. Letters of credit are used to mitigate risk.

Retail in both North and South America serve large customer bases dispersed over wide geographic areas in both the United States and Argentina. This geographic diversity, coupled with a concentration of effort on the large financially stable entities, mitigates risk.

Credit exposure, as it relates to any derivatives and other financial instruments described as hedging, is managed by dealing with creditworthy counterparties in accordance with established credit approval practices. At December 31, 2001, no significant credit exposure exists with any counterparty.

23. JOINT VENTURE OPERATIONS

The Corporation has a 50 percent interest in the Profertil nitrogen joint venture. A contractual agreement exists between the Corporation and the joint venture partner, which establishes joint control, and therefore the Corporation's interest is accounted for using the proportionate consolidation method. A summary of the Corporation's proportionate interest in the joint venture at December 31 is as follows:

	2001	2000
Balance sheet		
Cash and cash-equivalents	$ 13	$ –
Accounts receivable	9	11
Inventories and prepaid expenses	8	3
Capital assets	262	256
Other assets	54	58
	$ 346	$ 328
Bank indebtedness	$ 5	$ 145
Accounts payable and accrued liabilities	55	13
Long-term debt	147	15
Future income taxes	(6)	(4)
	$ 201	$ 169
Investment in joint venture	$ 145	$ 159
Statement of operations		
Gross profit	$ 28	$ 2
Selling, general and administrative expenses	7	4
Depreciation and amortization	13	1
Argentine Charges - Peso devaluation (Note 4)	20	–
- U.S. dollar forced conversion (Note 4)	2	–
Other expenses	4	1
Loss before interest and taxes	(18)	(4)
Interest expense	16	–
Income taxes	(4)	(1)
Net loss	$ (30)	$ (3)
Statement of cash flows		
Operating activities	$ (6)	$ (2)
Investing activities	(39)	(99)
Financing activities	58	100
Decrease in cash and cash-equivalents	$ 13	$ (1)

Commitments presented in Note 20 include the Corporation's 50 percent share in the commitments of the joint venture.

106

notes to consolidated financial statements

24. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Corporation's consolidated financial statements are prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP. The approximate impact of these differences on the Corporation's financial statements is summarized below:

Consolidated Statements of Operations

	2001	2000	1999
Net earnings (loss) – Canadian GAAP	$ (45)	$ 82	$ 62
Adjustments:			
Deferred start-up costs [a]	–	–	(5)
Preferred securities charges [b]	(17)	(15)	(14)
Tax	5	6	8
Other net of tax	–	(1)	3
Net earnings (loss) – U.S. GAAP	$ (57)	$ 72	$ 54
Other comprehensive income			
Natural gas derivatives [d]			
Cumulative effect of SFAS 133	(105)	–	–
Realized and unrealized losses	(37)	–	–
Translation adjustments	(56)	(23)	30
Comprehensive income (loss) – U.S. GAAP [c]	$ (255)	$ 49	$ 84
Earnings (loss) per common share – U.S. GAAP			
Basic	$ (0.49)	$ 0.64	$ 0.46
Diluted	$ (0.49)	$ 0.61	$ 0.46

Consolidated Statements of Cash Flows

	2001	2000	1999
Operating after changes in non-cash working capital – Canadian GAAP	$ 87	$ 256	$ 160
Deferred start-up costs [a]	–	–	(3)
Preferred securities charges paid [b]	(12)	(9)	(8)
Operating after changes in non-cash working capital – U.S. GAAP	$ 75	$ 247	$ 149
Investing – Canadian GAAP	$ (200)	$ (463)	$ (263)
Other assets [c][e]	–	–	3
Investing – U.S. GAAP	$ (200)	$ (463)	$ (260)
Financing – Canadian GAAP	$ 146	$ 121	$ 94
Preferred securities charges paid [b]	12	9	8
Financing – U.S. GAAP	$ 158	$ 130	$ 102
Cash and cash-equivalents – end of year			
Canadian and U.S. GAAP	$ 51	$ 18	$ 104

Consolidated Balance Sheets

As discussed in (b) below, a significant difference between Canadian and U.S. GAAP on balance sheet items relates to preferred securities, which are not considered equity instruments for U.S. GAAP due to the redemption feature. As discussed in (d) below, SFAS No. 133 is effective for the Corporation January 1, 2001, and both the cumulative effect from prospective adoption and the current period recognition of derivatives at fair value result in differences between the balance sheets under U.S. and Canadian GAAP. The remaining balance sheet items under U.S. GAAP are not materially different from balances under Canadian GAAP.

Description of Significant Differences

(a) Prior to 2000, expenditures incurred by the Corporation during start-up of a new facility prior to commencement of commercial operations were capitalized in accordance with Canadian GAAP. Under U.S. GAAP, in accordance with Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, all such expenditures must be expensed. In March 2000, Accounting Guideline 11 was issued by the Canadian Institute of Chartered Accountants, which eliminated this difference resulting in consistent treatment of these types of expenditures on a prospective basis.

(b) As disclosed in Note 18, the Corporation has included the preferred securities, net of issue costs, as part of shareholders' equity in accordance with Canadian GAAP. Under U.S. GAAP, the preferred securities would be classified as long-term debt and, accordingly, the annual carrying charges would be recognized as an expense under U.S. GAAP. At December 31, 2001, long-term debt would increase by $225-million (2000 – $225-million), other assets would increase by $6-million (2000 – $6-million), future income taxes would increase by $2-million (2000 – $2-million), and shareholders' equity would decrease by $221-million (2000 – $221-million).

(c) SFAS No. 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from transactions and other events from non-owner sources.

(d) For derivatives designated as cash flow hedges, changes in the fair value of the derivative that are effective in offsetting the hedged risk are recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of the change in fair value is recognized in earnings each period. On initial adoption of SFAS No. 133 on January 1, 2001, additional assets of $90-million and liabilities of $8-million were recorded for U.S. GAAP purposes to reflect the fair value of derivatives designated as hedges. As at January 1, 2001, other comprehensive income included gains of $173-million and applicable taxes of $68-million as the cumulative effect on adoption of SFAS No. 133. The gains included the realized gain of $75-million (included in accounts payable for Canadian GAAP), other unrealized gains of $82-million relating to cash flow hedges for forecasted purchases of natural gas and $16-million of realized gain that is included in inventory for Canadian GAAP.

At December 31, 2001, additional liabilities of $47-million were recorded for U.S. GAAP purposes to reflect the fair value of derivatives designated as cash flow hedges. Other comprehensive income included a loss of $59-million and applicable taxes of $22-million, including the unrealized loss of $47-million and a $12-million realized loss included in inventory for Canadian GAAP. These are included in other comprehensive income and relate to forecasted natural gas purchases in 2002.

(e) Under U.S. GAAP, ownership in a joint venture where the venturer does not own more than 50 percent and have a significant influence over the operating activities of the joint venture is to be accounted for using the equity method. Under Canadian GAAP, joint ventures are proportionately consolidated. As the net assets and earnings of the Corporation would be the same under both methods, this difference has not been adjusted for. Note 23 provides the detail of the joint venture to make this adjustment.

Supplemental Schedules of U.S. GAAP Financial Statements

The following supplemental schedules present the summarized consolidated statements of operations and retained earnings, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated balance sheets in accordance with U.S. GAAP as adjusted for the GAAP differences described above.

Supplemental Consolidated Statements of Operations and Retained Earnings – U.S. GAAP

Years ended December 31	2001	2000	1999
Sales	$ 2,174	$ 1,973	$ 1,810
Direct freight	111	100	94
Net sales	2,063	1,873	1,716
Cost of product	1,522	1,326	1,227
Gross profit	541	547	489
Expenses			
Selling, general, administrative and other expenses	369	276	268
Depreciation, depletion and amortization	141	109	90
Earnings before interest expense and income taxes	31	162	131
Interest	91	52	51
Earnings (loss) before income taxes	(60)	110	80
Income taxes	(3)	38	26
Net earnings (loss)	$ (57)	$ 72	$ 54
Retained earnings – beginning of period	311	252	231
Repurchase of common shares	–	–	(20)
Common share dividends declared	(13)	(13)	(13)
Retained earnings – end of period	$ 241	$ 311	$ 252

notes to consolidated financial statements

Supplemental Consolidated Statements of Comprehensive Income – U.S. GAAP

Years ended December 31	2001	2000	1999
Net earnings (loss)	$ (57)	$ 72	$ 54
Other comprehensive income			
Natural gas derivatives			
Cumulative effect of SFAS 133	(105)	–	–
Unrealised and realised losses	(37)	–	–
Foreign currency translation adjustments	(56)	(23)	30
Comprehensive income (loss)	$ (255)	$ 49	$ 84

Supplemental Consolidated Statements of Cash Flows – U.S. GAAP

Years ended December 31	2001	2000	1999
Operating			
Net earnings (loss)	$ (57)	$ 72	$ 54
Items not affecting cash			
Depreciation, depletion and amortization	141	109	90
Argentine Charges - Peso devaluation	20	–	–
- U.S. dollar forced conversion	29	–	–
Future income taxes (reduction)	(26)	35	(27)
Cash provided by operating activities	107	216	117
Changes in non-cash working capital	(32)	31	32
Cash provided by operating activities after changes in non-cash working capital	75	247	149
Investing			
Capital assets	(164)	(179)	(234)
Acquisition	(19)	(246)	–
Other assets	(32)	(48)	(46)
Other	15	10	20
Cash used in investing activities	(200)	(463)	(260)
Financing			
Common shares	1	3	(32)
Bank indebtedness	(97)	130	151
Issue of long-term debt	267	10	–
Repayment of long-term debt	–	–	(4)
Common share dividends paid	(13)	(13)	(13)
Cash provided by financing activities	158	130	102
Increase (decrease) in cash and cash-equivalents	33	(86)	(9)
Cash and cash-equivalents – beginning of year	18	104	113
Cash and cash-equivalents – end of year	$ 51	$ 18	$ 104

109

Supplemental Consolidated Balance Sheets – U.S. GAAP

Years ended December 31	2001	2000
ASSETS		
Current assets	$ 691	$ 688
Capital assets	1,494	1,484
Other assets	133	150
Goodwill	45	49
	$ 2,363	$ 2,371
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities	$ 627	$ 679
Long-term debt	988	732
Other liabilities	127	120
Deferred income taxes	140	197
	1,882	1,728
SHAREHOLDERS' EQUITY		
Common shares	376	375
Retained earnings	241	311
Other comprehensive income	(136)	(43)
	481	643
	$ 2,363	$ 2,371

25. SUBSEQUENT EVENT

On March 5, 2002, the Corporation entered into a "bought deal" financing with a syndicate of Canadian Underwriters to issue $110-million of common shares at $9.85 per common share. Concurrent with this financing the credit facilities described in Note 14 (b) and (c) will be reduced from $375-million to $281-million, and certain related covenants will be amended. The underwriters have an overallotment option to purchase additional common shares at the same issue price for a period of 30 days from the date of closing the offering. If the option is fully exercised the total amount of the issue will be $124-million.

110

corporate and shareholder information

PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES

	Country of Operation	Ownership
Agrium Partnership	Canada	100%
Agrium U.S. Inc.	U.S.	100%
Agrium Nitrogen Company	U.S.	100%
Nu-West Industries, Inc.	U.S.	100%
Crop Production Services, Inc.	U.S.	100%
Western Farm Service, Inc.	U.S.	100%
Agroservicios Pampeanos S.A.	Argentina	100%
Profertil S.A.	Argentina	50%
Canpotex Limited	International	33-1/3%
Viridian Inc.	Canada	100%
Viridian Fertilizers Limited.	Canada	100%

BOARD OF DIRECTORS

Frank W. Proto, *Chairman*, **John M. Van Brunt,** *President and Chief Executive Officer*

AUDIT COMMITTEE

Harry G. Schaefer, *Chairman*, **Carroll G. Brunthaver, Neil Carragher, G. W. MacLaren**

The Audit Committee reviews and approves Agrium's interim financial statements and reviews the annual financial statements and other shareholder communications before they are approved by the Board. It monitors internal control procedures and risk management issues. In the discharge of its duties, the Committee meets regularly with both internal and external auditors. It also examines the fees and expenses for audit services, assesses the independence of the external auditors, pre-approves non-audit services and recommends their appointment by the shareholders. This Committee met on nine occasions in 2001.

CORPORATE GOVERNANCE & NOMINATING COMMITTEE

Frank W. King, *Chairman*, **D. Grant Devine, Harry G. Schaefer, T. Don Stacy, Thomas M. Taylor**

The Corporate Governance & Nominating Committee is responsible for the development and maintenance of Agrium's corporate governance practices. Its duties include identifying and recommending to the Board appropriate Director candidates and establishing Board committee structure, composition and membership. The Committee's responsibilities include reporting annually to the Board on the effectiveness of the performance of the Board as a whole, including specifically reviewing ways in which the Board's effectiveness may be enhanced. This Committee also submits to the Board for its approval Agrium's statement of corporate governance practices contained in Agrium's information circular. The Committee met on five occasions in 2001.

ENVIRONMENT, HEALTH & SAFETY COMMITTEE

Ralph S. Cunningham, *Chairman*, **Carroll G. Brunthaver, D. Grant Devine, Frank W. King, Frank W. Proto**

This Committee's particular focus is on Agrium's environmental responsibilities and ensuring that effective processes are in place for environmental management. The Committee met on five occasions in 2001.

HUMAN RESOURCES & COMPENSATION COMMITTEE

T. Don Stacy, *Chairman*, **Neil Carragher, Ralph S. Cunningham, Frank W. Proto, G. W. MacLaren, Thomas M. Taylor**

The Human Resources & Compensation Committee's responsibilities include establishing, for the Board's approval, the President and Chief Executive Officer's compensation and policies relating to compensation of Agrium's executive officers. This Committee is also responsible for reviewing and assessing the design and competitiveness of Agrium's compensation and benefits programs generally. This Committee's mandate also includes recommending a performance evaluation process for the Chief Executive Officer and ensuring its implementation, as well as reviewing succession planning programs respecting executive and key officer positions. This Committee met on five occasions in 2001.

OFFICERS OF THE COMPANY

Frank W. Proto,
Chairman of the Board

John M. Van Brunt,
President, Chief Executive Officer and Director of Agrium Inc.

Dorothy E.A. Bower,
Vice President, Strategic Development and Planning

Patrick J. Freeman,
Vice President and Treasurer

Richard L. Gearheard,
Senior Vice President, North America Retail

Ian C. Hornby-Smith,
Vice President and Controller

Michael J. Klein,
Vice President, Human Resources

William C. McClung,
Vice President, Operations

Leslie A. O'Donoghue,
Vice President, General Counsel and Corporate Secretary

Robert J. Rennie,
Vice President, South America

Christopher W. Tworek,
Vice President, Supply Management

Bruce G. Waterman,
Senior Vice President, Finance and Chief Financial Officer

Michael M. Wilson,
Executive Vice President and Chief Operating Officer

John D. Yokley,
Senior Vice President, Marketing and Distribution

officer biographies



John M. Van Brunt, B.SC., P.ENG., *President and Chief Executive Officer of Agrium Inc.*

Mr. Van Brunt joined Agrium's former parent company, Cominco Ltd., in 1965 and held increasingly responsible managerial positions. In 1993, he led the initial public offering when Agrium was spun off from Cominco and became Agrium's first President and Chief Executive Officer. Mr. Van Brunt is a Director of numerous Canadian and international associations.



Dorothy E.A. Bower, B.A., LL.B., *Vice President, Strategic Development and Planning*

Ms. Bower joined the legal department of Agrium's former parent company, Cominco Ltd., in 1985 and has actively participated in Agrium's growth since its inception as a public company in 1993. Prior to her current assignment, Ms. Bower was Vice President, General Counsel and Corporate Secretary.



Patrick J. Freeman, CCM, CGA, *Vice President and Treasurer*

Mr. Freeman joined Agrium in 1993 following an 18-year career in the treasury, finance and accounting areas of major Canadian corporations.



Richard L. Gearheard, B.S. (ACCOUNTING), CPA, *Senior Vice President, North America Retail*

Mr. Gearheard has worked for Agrium and its predecessor companies across North America for more than 28 years. He was the Chief Financial Officer of Crop Production Services, Inc. and Northwest Vice President for Western Farm Service, Inc.



Ian C. Hornby-Smith, B.COMM., CA, *Vice President and Controller*

Mr. Hornby-Smith joined Agrium as the Controller in 1997 following a 25-year career in public accounting and the oil and gas industry in South Africa, England and Canada. Prior to joining Agrium, Mr. Hornby-Smith was Vice President and Controller at Bow Valley Energy Ltd.



Michael J. Klein, BUSINESS ADMINISTRATION, M.B.A., *Vice President, Human Resources*

Mr. Klein joined Cominco in 1967. He has an extensive background in employee and labor relations, compensation and benefits and performance management. Mr. Klein is responsible for Agrium's overall employee relations initiatives.



William C. McClung, B.SC., *Vice President, Operations*

Mr. McClung joined Cominco Ltd. in 1976 and subsequently served as General Manager at Lake Minerals' Corporation (a subsidiary of Cominco) trona mining and soda ash project in California and General Manager of Vanscoy Potash Operations in Saskatchewan.

officer biographies



Leslie A. O'Donoghue, B.A. (ECONOMICS), LL.B., *Vice President, General Counsel and Corporate Secretary*
Ms. O'Donoghue joined Agrium in 1999. She formerly practised corporate and securities litigation with the law firm Blake, Cassels & Graydon LLP.



Robert J. Rennie, B.S.A., M.SC., PH.D., *Vice President, South America*
Dr. Rennie joined Agrium from Esso Chemical as the Director, New Products Research and Development in 1994 and was promoted to Vice President, New Products in 1995. He has more than 20 years of experience in international agriculture, agricultural research and new product development with the United Nations and Esso/Exxon.



Christopher W. Tworek, B.SC. MECH., P.ENG., *Vice President, Supply Management*
Mr. Tworek joined Agrium in 1996 as part of the Agrium/Viridian executive merger team, moving to the position of Vice President, Transportation and Logistics in 1997 prior to accepting his current post in 1999. His experience in the fertilizer/petrochemical industry spans 25 years and includes executive positions with Viridian Fertilizers Limited and Esso/Exxon. Mr. Tworek is a member of APEGGA.



Bruce G. Waterman, B.COMM., CA, *Senior Vice President, Finance and Chief Financial Officer*
Mr. Waterman joined Agrium in 2000, bringing more than 25 years experience as a financial executive. Prior to joining Agrium, Mr. Waterman was the Vice President and Chief Financial Officer at Talisman Energy Inc.



Michael M. Wilson, B.SC., P.ENG., *Executive Vice President and Chief Operating Officer*
Mr. Wilson joined Agrium in 2000 following a 25-year executive management career in the chemical industry. His most recent position was Executive Vice President and President, Methanol with Methanex Corporation.



John D. Yokley, B.SC., *Senior Vice President, Marketing & Distribution*
Mr. Yokley joined Agrium in 1995 following Agrium's acquisition of Nu-West Industries, Inc., where he was Vice President, National Account Sales, Distribution and Raw Material Procurement. Mr. Yokley has spent his entire career in the marketing of fertilizer products across North America and internationally.

director biographies



Frank W. Proto, B.A. (ECONOMICS)

Mr. Proto is former President and Chief Executive Officer of Wascana Energy Inc. He joined Agrium's Board in 1993 and has served as Chairman since 1998. Mr. Proto, 59, is currently on the Boards of SaskTel Inc. and Nelson Lumber Company Ltd. He focuses his attention on ensuring the execution of Agrium's long-term strategic objectives and that the progress made to accomplish those objectives is monitored and reported to the Board and Shareholders in an accurate and timely manner.



Carroll G. Brunthaver, PH.D.

Dr. Brunthaver is former President and Chief Executive Officer of Sparks Companies Inc. of Memphis, Tennessee. Previously, he was Vice President, Research for Cook Industries, Past Research Director for the Net Grain and Feed Association, U.S. Assistant Secretary of Agriculture for International Affairs and Commodity Programs and President of Commodity Credit Corp. Dr. Brunthaver, 70, is also currently a Director of Internet Commodity Exchange (ICECORP.COM).



Neil Carragher, M.SC.

Mr. Carragher is the President of The Corporate Partnership Ltd. and formerly a corporate turnaround specialist and a mergers and acquisitions advisor. Mr. Carragher, 63, also currently serves on the Boards of The Westaim Corporation, Chene Holdings (U.S.) and EIM (U.S.).



Ralph S. Cunningham, PH.D. (ENGINEERING)

Dr. Cunningham is former President and Chief Executive Officer of CITGO Petroleum Corporation of Tulsa, Oklahoma. Dr. Cunningham, 61, is currently a member of the Auburn University Engineering Council, an advisor with the University of Texas (at Tyler) Department of Engineering and serves on the Boards of Tetra Technologies Inc. and Enterprise Products GP, LLC.



D. Grant Devine, M.B.A., PH.D., PAG, FAIC

Dr. Devine is a former Professor at the University of Saskatchewan, Premier of Saskatchewan, President of the Executive Council and Chairman of the Board of the Crown Investment Corporation. Dr. Devine, 57, is a farmer and rancher, a Director of Upton Resources, and Chairman of the Board of Line Global Bid.Com (a real-time communication company).



Susan A. Henry, PH.D. (GENETICS)

Dr. Henry is currently the Ronald P. Lynch Dean of the College of Agriculture and Life Sciences, Cornell University in Ithaca, NY, where she is also a professor. She holds a Ph.D. degree in Genetics and a B.S. degree in Zoology. Dr. Henry, 55, is on the Scientific Advisory Board of Cellomics, Inc., the Advisory Board of BioEconomy Partners, and the Headquarters Advisory Committee for the American Society for Microbiology. Dr. Henry was elected to Agrium's Board in 2001.



Frank W. King, O.C., B.SC., P.ENG., LL.D. (HON)

Mr. King is President of Metropolitan Investment Corporation and is the former Chairman and CEO of the XV Olympic Winter Games. Mr. King, 65, is a Director of the Calgary Chamber of Commerce, Acclaim Energy Inc., DNS Inc., Networc Health Inc., The Westaim Corporation and Wi-Lan Inc. and is a trustee of Rio-Can Real Estate Investment Trust.

director biographies



G. W. MacLaren

Mr. MacLaren is a past member of the Canadian Institute of Chartered Accountants and former President of Woodward Stores Ltd. Mr. MacLaren, 68, is Director and co-founder of Macluan Capital Corporation and is Director and financial advisor to other private-sector companies. He was elected to the Board of Agrium in 1993 and served as Chairman from 1994 to 1998.



Harry G. Schaefer, B.COMM., FCA

Mr. Schaefer is former Chairman of the Board of TransAlta Utilities Corporation and Crestar Energy Inc. and was elected to Agrium's Board in 1998. Mr.Schaefer, 65, also serves as Chairman for Mount Royal College Foundation, Vice Chairman and Director of TransCanada PipeLines Limited, Director of Fording Inc., Director of The Investment Dealers Association of Canada and a member of the WCB Investment Advisory Group.



T. Don Stacy, PH.D. (ENGINEERING)

Dr. Stacy is former Chairman and President of Amoco Eurasia Petroleum Company and Chairman and President of Amoco Canada Petroleum Company Ltd. Dr. Stacy, 68, currently also serves on the Boards of Alberta Energy Company, Noble Affiliates Inc., and Hydril Company. He is President of the Society of Petroleum Engineers Foundation and is Chairman Emeritus of the U.S.-Azerbaijan Chamber of Commerce.



Thomas M. Taylor, M.B.A.

Mr. Taylor is General Partner of TMT Partners LP, an investment consulting firm headquartered in Fort Worth, Texas. Mr. Taylor, 59, was elected to Agrium's Board in 1998.



John M. Van Brunt, B.SC., P.ENG., *President and Chief Executive Officer of Agrium Inc.*

Mr. Van Brunt joined Agrium's former parent company, Cominco Ltd., in 1965 and held increasingly responsible managerial positions. In 1993, he led the initial public offering when Agrium was spun off from Cominco and became Agrium's first President and Chief Executive Officer. Mr. Van Brunt, 59, is a Director of numerous Canadian and international associations.

115

financial highlights

EARNINGS (LOSS) AND OPERATING CASH FLOWS

(millions of U.S. dollars, except per share amounts)

	Q1	Q2	Q3	Q4	2001	Q1	Q2	Q3	Q4	2000	1999	1998	1997
Net sales	$ 381	$ 803	$ 410	$ 469	**$2,063**	$ 310	$ 700	$ 378	$ 485	$1,873	$1,716	$1,805	$1,938
Cost of product	256	589	306	371	**1,522**	223	507	259	337	1,326	1,227	1,224	1,249
Gross profit	125	214	104	98	**541**	87	193	119	148	547	489	581	689
Gross profit (%)	33%	27%	25%	21%	**26%**	28%	28%	31%	31%	29%	28%	32%	36%
Expenses													
Selling, general and administrative	58	74	68	72	**272**	54	71	62	66	253	245	256	255
Depreciation, depletion and amortization	32	31	43	35	**141**	24	26	26	31	107	93	92	85
Other (income) expense	6	18	8	16	**48**	6	10	2	6	24	20	5	(5)
Argentine Charges - Peso devaluation	–	–	–	20	**20**	–	–	–	–	–	–	–	–
- U.S. dollar forced conversion	–	–	–	29	**29**	–	–	–	–	–	–	–	–
Earnings (loss) before interest expense and income taxes	29	91	(15)	(74)	**31**	3	86	29	45	163	131	228	354
Interest	18	19	18	19	**74**	9	9	9	10	37	37	40	46
Earnings (loss) before income taxes	11	72	(33)	(93)	**(43)**	(6)	77	20	35	126	94	188	308
Income taxes	4	27	(16)	(13)	**2**	(2)	26	7	13	44	32	69	126
Net earnings (loss)	$ 7	$ 45	$ (17)	$ (80)	**$ (45)**	$ (4)	$ 51	$ 13	$ 22	$ 82	$ 62	$ 119	$ 182
Add (deduct)													
Depreciation, depletion and amortization	32	31	43	35	**141**	24	26	26	31	107	93	92	85
Future income taxes (reduction)	(1)	(15)	(9)	(1)	**(26)**	1	(7)	15	26	35	(28)	(7)	127
Argentine Charges - Peso devaluation	–	–	–	20	**20**	–	–	–	–	–	–	–	–
- U.S. dollar forced conversion	–	–	–	29	**29**	–	–	–	–	–	–	–	–
Cash provided by operating activities	$ 38	$ 61	$ 17	$ 3	**$ 119**	$ 21	$ 70	$ 54	$ 79	$ 224	$ 127	$ 204	$ 394
Cash provided by (used by) operating activities after changes in non-cash working capital	(112)	108	(12)	103	**87**	20	129	(61)	168	256	160	283	284
EBITDA	61	122	28	(39)	**172**	27	112	55	76	270	224	320	439
Capital expenditures	37	48	35	44	**164**	39	43	42	55	179	234	174	144
Basic earnings (loss) per share	$ 0.04	$ 0.37	$ (0.17)	$ (0.72)	**$ (0.49)**	$ (0.06)	$ 0.44	$ 0.10	$ 0.17	$ 0.65	$ 0.47	$ 0.94	$ 1.41
Diluted earnings (loss) per share	$ 0.03	$ 0.33	$ (0.17)	$ (0.72)	**$ (0.49)**	$ (0.06)	$ 0.42	$ 0.10	$ 0.16	$ 0.62	$ 0.46	$ 0.87	$ 1.40

CONSOLIDATED BALANCE SHEETS

(millions of U.S. dollars)

	Q1	Q2	Q3	Q4	2001	Q1	Q2	Q3	Q4	2000	1999	1998	1997
ASSETS													
Current assets													
Cash and cash-equivalents	$ –	$ 40	$ –	$ 51	**$ 51**	$ 38	$ 105	$ –	$ 18	$ 18	$ 104	$ 113	$ 9
Accounts receivable	271	290	259	218	**218**	256	282	317	275	275	268	299	313
Income and other taxes receivable	11	–	–	–	**–**	–	–	9	28	28	–	–	40
Inventories	531	454	439	400	**400**	354	251	313	347	347	256	277	248
Prepaid expenses	45	21	22	34	**34**	24	15	18	20	20	15	15	27
	858	805	720	703	**703**	672	653	657	688	688	643	704	637
Capital assets	1,465	1,505	1,476	1,494	**1,494**	1,160	1,166	1,460	1,484	1,484	1,149	951	878
Other assets	167	176	177	132	**132**	119	128	130	150	150	115	73	86
Goodwill	48	47	46	45	**45**	51	51	50	49	49	52	55	60
	$ 2,538	$ 2,533	$ 2,419	$ 2,374	**$ 2,374**	$ 2,002	$ 1,998	$ 2,297	$ 2,371	$ 2,371	$ 1,959	$ 1,783	$ 1,661
LIABILITIES AND SHAREHOLDERS' EQUITY													
Current liabilities													
Bank indebtedness	$ 235	$ 183	$ 201	$ 211	**$ 211**	$ 158	$ 157	$ 408	$ 308	$ 308	$ 179	$ 28	$ 69
Accounts payable and accrued liabilities	408	335	284	349	**349**	356	302	250	370	370	267	255	229
Income and other taxes payable	–	26	6	13	**13**	7	29	–	–	–	22	59	–
Current portion of long-term debt	1	–	1	7	**7**	1	1	–	1	1	1	–	1
	644	544	492	580	**580**	522	489	658	679	679	469	342	299
Long-term debt													
Profertil non-recourse syndicated credit agreement	103	146	146	141	**141**	–	–	–	–	–	–	–	–
Other	631	630	629	621	**621**	497	502	501	507	507	497	482	483
	734	776	775	762	**762**	497	502	501	507	507	497	482	483
Other liabilities	124	133	127	127	**127**	77	76	116	120	120	76	63	67
Future income taxes	192	182	167	162	**162**	164	155	170	197	197	164	182	188
	1,694	1,635	1,561	1,631	**1,631**	1,260	1,222	1,445	1,503	1,503	1,206	1,069	1,037
Shareholders' equity													
Share capital													
Common shares	376	376	376	376	**376**	348	348	373	375	375	347	359	389
Preferred securities	221	221	221	221	**221**	171	171	221	221	221	171	171	–
Retained earnings	319	355	335	245	**245**	247	290	302	315	315	255	234	251
Cumulative translation adjustment	(72)	(54)	(74)	(99)	**(99)**	(24)	(33)	(44)	(43)	(43)	(20)	(50)	(16)
	844	898	858	743	**743**	742	776	852	868	868	753	714	624
	$ 2,538	$ 2,533	$ 2,419	$ 2,374	**$ 2,374**	$ 2,002	$ 1,998	$ 2,297	$ 2,371	$ 2,371	$ 1,959	$ 1,783	$ 1,661

116

segmented financial information

SEGMENTED FINANCIAL RESULTS

(millions of U.S. dollars)

2001

	North America Wholesale	North America Retail	South America Wholesale	South America Retail	Other	Total
Net sales	$ 1,160	$ 831	$ 71	$ 83	$ (82)	$ 2,063
Cost of product	931	574	43	58	(84)	1,522
Gross profit	229	$ 257	28	25	2	541
Gross profit (%)	20%	31%	39%	30%	(2%)	26%
Expenses						
Selling, general and administrative	34	193	7	16	22	272
Depreciation, depletion and amortization	96	20	13	5	7	141
Other (income) expense	35	(7)	4	3	13	48
Argentine Charges - Peso devaluation	–	–	20	–	–	20
- U.S. dollar forced conversion	–	–	2	27	–	29
Earnings (loss) before interest expense and income taxes	$ 64	$ 51	$ (18)	$ (26)	$ (40)	$ 31
Interest						74
Earnings (loss) before income taxes						$ (43)
Income taxes						2
Net earnings (loss)						$ (45)
Capital expenditures	$ 126	$ 14	$ 18	$ 3	$ 3	$ 164

2000

	North America Wholesale	North America Retail	South America Wholesale	South America Retail	Other	Total
Net sales	$ 1,045	$ 815	$ 12	$ 69	$ (68)	$ 1,873
Cost of product	767	568	10	50	(69)	1,326
Gross profit	278	247	2	19	1	547
Gross profit (%)	27%	30%	17%	28%	(1%)	29%
Expenses						
Selling, general and administrative	30	186	4	14	19	253
Depreciation, depletion and amortization	71	20	1	5	10	107
Other (income) expense	11	(6)	1	1	17	24
Argentine Charges - Peso devaluation	–	–	–	–	–	–
- U.S. dollar forced conversion	–	–	–	–	–	–
Earnings (loss) before interest expense and income taxes	$ 166	$ 47	$ (4)	$ (1)	$ (45)	$ 163
Interest						37
Earnings (loss) before income taxes						$ 126
Income taxes						44
Net earnings (loss)						$ 82
Capital expenditures	$ 94	$ 17	$ 62	$ 1	$ 5	$ 179

1999

	North America Wholesale	North America Retail	South America Wholesale	South America Retail	Other	Total
Net sales	$ 887	$ 794	$ 34	$ 60	$ (59)	$ 1,716
Cost of product	656	556	28	48	(61)	1,227
Gross profit	231	238	6	12	2	489
Gross profit (%)	26%	30%	18%	20%	(3%)	28%
Expenses						
Selling, general and administrative	36	176	6	14	13	245
Depreciation, depletion and amortization	56	22	–	7	8	93
Other (income) expense	11	(3)	(1)	(2)	15	20
Argentine Charges - Peso devaluation	–	–	–	–	–	–
- U.S. dollar forced conversion	–	–	–	–	–	–
Earnings (loss) before interest expense and income taxes	$ 128	$ 43	$ 1	$ (7)	$ (34)	$ 131
Interest						37
Earnings (loss) before income taxes						$ 94
Income taxes						32
Net earnings (loss)						$ 62
Capital expenditures	$ 80	$ 18	$ 132	$ 1	$ 3	$ 234

NET SALES AND GROSS PROFIT BY BUSINESS SEGMENT AND PRODUCT LINE

(millions of U.S. dollars, except margin per tonne amounts)

2001

	Net Sales	Cost of Sales	Gross Profit	Gross Profit %	Sales Tonnes (000s)	Margin ($/Tonne)	Inventory Tonnes (000s)
North America Wholesale							
Nitrogen							
Ammonia	$ 323	$ 239	$ 84	26%	1,610	$ 52	329
Urea	304	253	51	17%	2,063	25	311
Other	150	135	15	10%	977	15	227
	777	627	150	19%	4,650	32	867
Phosphate	179	173	6	3%	869	7	144
Potash	138	80	58	42%	1,357	43	273
Sulphate and other products	66	51	15	23%	428	35	97
	1,160	931	229	20%	7,304	$ 31	1,381
North America Retail							
Fertilizers	386	278	108	28%			
Chemicals	336	245	91	27%			
Other products and services	109	51	58	53%			
	831	574	257	31%			
South America Wholesale							
Nitrogen	68	41	27	40%	508	53	32
Other products and services	3	2	1	33%			
	71	43	28	39%			
South America Retail							
Fertilizers	57	38	19	33%			
Other products and services	26	20	6	23%			
	83	58	25	30%			
Other	(82)	(84)	2	(2%)			
Total	$ 2,063	$ 1,522	$ 541	26%			

2000

	Net Sales	Cost of Sales	Gross Profit	Gross Profit %	Sales Tonnes (000s)	Margin ($/Tonne)	Inventory Tonnes (000s)
North America Wholesale							
Nitrogen							
Ammonia	$ 246	$ 173	$ 73	30%	1,429	$ 51	250
Urea	299	216	83	28%	2,047	41	149
Other	92	76	16	17%	750	21	152
	637	465	172	27%	4,226	41	551
Phosphate	196	177	19	9%	909	21	81
Potash	151	81	70	46%	1,498	47	244
Sulphate and other products	61	44	17	28%	426	40	129
	1,045	767	278	27%	7,059	$ 39	1,005
North America Retail							
Fertilizers	352	254	98	28%			
Chemicals	358	267	91	25%			
Other products and services	105	47	58	55%			
	815	568	247	30%			
South America Wholesale							
Nitrogen	–	–	–	–	–	–	–
Other products and services	12	10	2	17%			
	12	10	2	17%			
South America Retail							
Fertilizers	47	32	15	32%			
Other products and services	22	18	4	18%			
	69	50	19	28%			
Other	(68)	(69)	1	(1%)			
Total	$ 1,873	$ 1,326	$ 547	29%			

1999

	Net Sales	Cost of Sales	Gross Profit	Gross Profit %	Sales Tonnes (000s)	Margin ($/Tonne)	Inventory Tonnes (000s)
North America Wholesale							
Nitrogen							
Ammonia	$ 165	$ 133	$ 32	19%	1,183	$ 27	169
Urea	200	155	45	23%	1,766	25	135
Other	57	46	11	19%	530	21	113
	422	334	88	21%	3,479	25	417
Phosphate	255	195	60	24%	1,083	55	105
Potash	145	80	65	45%	1,433	45	180
Sulphate and other products	65	47	18	28%	401	45	84
	887	656	231	26%	6,396	$ 36	786
North America Retail							
Fertilizers	357	257	100	28%			
Chemicals	345	260	85	25%			
Other products and services	92	39	53	58%			
	794	556	238	30%			
South America Wholesale							
Nitrogen	–	–	–	–	–	–	–
Other products and services	34	28	6	18%			
	34	28	6	18%			
South America Retail							
Fertilizers	46	34	12	26%			
Other products and services	14	14	–	0%			
	60	48	12	20%			
Other	(59)	(61)	2	(3%)			
Total	$ 1,716	$ 1,227	$ 489	28%			

NET SALES AND GROSS PROFIT BY MARKET DESTINATION

(millions of U.S. dollars, except margin per tonne amounts)

2001

	Net Sales	Cost of Sales	Gross Profit	Gross Profit %	Sales Tonnes (000s)	Margin ($/Tonne)
North America						
Nitrogen	$ 606	$ 494	$ 112	18%	3,295	$ 34
Phosphate	179	173	6	3%	869	7
Potash	98	64	34	35%	887	38
Sulphate and other products	60	47	13	22%	358	–
North America Retail	831	574	257	31%	–	–
Other	(82)	(84)	2	(2%)	–	–
	1,692	1,268	424	25%	5,409	–
International						
Nitrogen	239	174	65	27%	1,863	35
Potash	40	16	24	60%	470	51
Sulphate and other products	9	6	3	33%	70	–
South America Retail	83	58	25	30%	–	–
	371	254	117	32%	2,403	–
Total	$ 2,063	$ 1,522	$ 541	26%	7,812	$ –

2000

	Net Sales	Cost of Sales	Gross Profit	Gross Profit %	Sales Tonnes (000s)	Margin ($/Tonne)
North America						
Nitrogen	$ 567	$ 410	$ 157	28%	3,745	$ 42
Phosphate	196	178	18	9%	909	20
Potash	106	63	43	41%	942	46
Sulphate and other products	56	39	17	30%	361	–
North America Retail	815	568	247	30%	–	–
Other	(68)	(69)	1	(1%)	–	–
	1,672	1,189	483	29%	5,957	–
International						
Nitrogen	70	54	16	23%	481	33
Potash	45	18	27	60%	556	49
Sulphate and other products	17	15	2	12%	65	–
South America Retail	69	50	19	28%	–	–
	201	137	64	32%	1,102	–
Total	$ 1,873	$ 1,326	$ 547	29%	7,059	$ –

1999

	Net Sales	Cost of Sales	Gross Profit	Gross Profit %	Sales Tonnes (000s)	Margin ($/Tonne)
North America						
Nitrogen	$ 397	$ 306	$ 91	23%	3,190	$ 29
Phosphate	249	190	59	24%	1,083	54
Potash	102	64	38	37%	934	41
Sulphate and other products	61	45	16	26%	364	–
North America Retail	794	556	238	30%	–	–
Other	(59)	(61)	2	(3%)	–	–
	1,544	1,100	444	29%	5,571	–
International						
Nitrogen	26	28	(2)	(8%)	291	(7)
Potash	43	15	28	65%	497	56
Sulphate and other products	43	36	7	16%	37	–
South America Retail	60	48	12	20%	–	–
	172	127	45	26%	825	–
Total	$ 1,716	$ 1,227	$ 489	28%	6,396	$ –

performance

KEY RATIOS

(millions of dollars, except per share amount)

	2001	2000	1999	1998	1997
Data					
Net sales	2,063	1,873	1,716	1,805	1,938
EBITDA	172	270	224	320	439
EBIT	31	163	131	228	354
Interest	74	37	37	40	46
Net earnings (loss)	(45)	82	62	119	182
Cash provided by operating activities	119	224	127	204	394
Cash provided by operating activities after changes in non-cash working capital	87	256	160	283	284
Net working capital	123	9	174	362	338
Total assets	2,374	2,371	1,959	1,783	1,661
Total debt (bank indebtedness + long-term debt)	980	816	677	510	553
Shareholders' equity	743	868	753	714	624
Enterprise value	2,148	2,641	1,503	1,440	2,141
Average shares outstanding – basic	115	112	113	120	129
Year-end shares outstanding	115	115	112	115	126
Year-end shares outstanding – diluted	115	132	133	136	129
Closing share price U.S.$	10.60	14.63	7.88	8.69	12.19
Number of employees	4,988	4,958	4,536	4,530	4,432
North America Wholesale	2,230	2,208	1,765	1,890	1,870
North America Retail	2,206	2,271	2,347	2,286	2,177
Corporate	263	234	218	194	208
South America	289	245	206	160	177
Value Ratios (:1 except per share amounts)					
Cash provided by operating activities per share	$ 0.94	$ 1.91	$ 1.04	$ 1.65	$ 3.05
EBITDA per share	$ 1.50	$ 2.41	$ 1.98	$ 2.67	$ 3.40
Price to earnings ratio (P/E)	–	23	17	9	9
Price to cash flow (P/CF)	11	8	8	5	4
Enterprise value to EBITDA	12	10	7	5	5
Price to book value	2.3	2.6	1.5	1.6	2.5
Shareholders' equity to total assets	0.3	0.4	0.4	0.4	0.4
Book value per common share	$ 4.54	$ 5.63	$ 5.20	$ 4.72	$ 4.95
Liquidity Ratios					
Quick ratio	0.5	0.5	0.8	1.2	1.3
Current ratio	1.2	1.0	1.4	2.1	2.1
Working capital to sales	0.1	0.0	0.1	0.2	0.2
Sales to total assets	0.9	0.8	0.9	1.0	1.2
Total asset turnover	0.9	0.9	0.9	1.1	1.2
Profitability Ratios					
Return on average invested capital	0%	7%	7%	12%	18%
Return on average common shareholders' equity	(10%)	12%	10%	19%	28%
Debt Ratios (:1 except percentages)					
Debt to debt plus equity	57%	48%	47%	42%	47%
EBIT interest coverage	0.4	4.4	3.5	5.7	7.7
EBITDA interest coverage	2.3	7.3	6.1	8.0	9.5

DEFINITIONS

$$\text{Quick ratio} = \frac{\text{current assets - inventories}}{\text{current liabilities}}$$

$$\text{Current ratio} = \frac{\text{current assets}}{\text{current liabilities}}$$

$$\text{Return on average common shareholders' equity} = \frac{\text{net income (loss) – preferred security charges}}{\text{average common shareholders' equity}}$$

EBIT = earnings (loss) before interest expense and income taxes

$$\text{EBIT interest coverage} = \frac{\text{EBIT}}{\text{interest expense}}$$

EBITDA = earnings (loss) before interest expense, income taxes, depreciation, depletion and amortization

$$\text{EBITDA interest coverage} = \frac{\text{EBITDA}}{\text{interest expense}}$$

$$\text{Debt to debt plus equity} = \frac{\text{long-term debt + bank indebtedness}}{\text{long-term debt + shareholders' equity + bank indebtedness}}$$

Enterprise value = (total debt at book value, excluding preferred shares - cash) + (diluted shares outstanding x closing share price)

$$\text{Return on average invested capital} = \frac{\text{EBIT after income taxes}}{\text{average invested capital}}$$

capital stock and trading history

COMMON SHARE DATA

(millions, except where otherwise noted)

	Q1	Q2	Q3	Q4	2001	2000	1999	1998	1997
Basic earnings (loss) per share	$ 0.04	$ 0.37	$ (0.17)	$ (0.72)	**$ (0.49)**	$ 0.65	$ 0.47	$ 0.94	$ 1.41
Diluted earnings (loss) per share	$ 0.03	$ 0.33	$ (0.17)	$ (0.72)	**$ (0.49)**	$ 0.62	$ 0.46	$ 0.87	$ 1.40
Weighted average common shares outstanding	115	115	115	115	**115**	112	113	120	129
Period end common shares outstanding	115	115	115	115	**115**	115	112	115	126
Weighted average diluted shares outstanding	134	135	115	115	**115**	132	133	136	129
Period end diluted shares outstanding	134	136	115	115	**115**	134	134	136	129
Canadian trading volume	28	28	18	17	**91**	90	66	83	127
U.S. trading volume	29	28	10	10	**77**	40	38	53	57
Total trading volume	57	56	28	27	**168**	130	104	136	184
Average share price Cdn.$	$ 19.48	$ 17.67	$ 15.65	$ 15.93	**$ 17.18**	$ 14.29	$ 13.28	$ 17.56	$ 17.28
Closing share price Cdn.$	$ 19.90	$ 15.01	$ 15.25	$ 16.85	**$ 16.85**	$ 21.65	$ 11.20	$ 13.50	$ 17.40
High Cdn.$ share price	$ 21.00	$ 20.30	$ 16.85	$ 17.56	**$ 21.00**	$ 21.95	$ 15.75	$ 22.75	$ 21.30
Low Cdn.$ share price	$ 17.51	$ 14.69	$ 14.00	$ 14.48	**$ 14.00**	$ 10.00	$ 11.20	$ 12.50	$ 12.95
Market capitalization Cdn.$	$ 2,289	$ 1,726	$ 1,754	$ 1,938	**$ 1,938**	$ 2,490	$ 1,254	$ 1,553	$ 2,192
Average share price U.S.$	$ 12.77	$ 11.46	$ 10.15	$ 10.05	**$ 11.11**	$ 9.62	$ 8.93	$ 11.87	$ 12.49
Closing share price U.S.$	$ 12.60	$ 10.00	$ 9.72	$ 10.60	**$ 10.60**	$ 14.63	$ 7.88	$ 8.69	$ 12.19
High U.S.$ share price	$ 13.94	$ 13.80	$ 10.80	$ 11.00	**$ 13.94**	$ 14.69	$ 10.63	$ 15.75	$ 15.88
Low U.S.$ share price	$ 11.19	$ 9.67	$ 9.00	$ 9.11	**$ 9.00**	$ 6.75	$ 7.50	$ 7.88	$ 9.88
Market capitalization U.S.$	$ 1,449	$ 1,150	$ 1,118	$ 1,219	**$ 1,219**	$ 1,682	$ 883	$ 999	$ 1,536
Dividends per share U.S.$	5.5¢	–	5.5¢	–	**11¢**	11¢	11¢	11¢	8¢

Share Price and Volume History



Share price (dollars)
Shares (millions)
25
20
15
10
5
0
100
80
60
40
20
0
1997
1998
1999
2000
2001
Total volume
Cdn. $ share price
U.S. $ share price

Source: Bloomberg

Share Price Performance Since Initial Public Offering

(April 21, 1993 – December 31, 2001)



Index
600
480
360
240
120
0
April 1993
April 1995
April 1997
April 1999
April 2001
TSE 300
Dow Jones Industrial
Agrium

Sources: Blue Johnson, Green Markets

DEBT RATING

as at December 31, 2001	Senior unsecured notes and debentures	Commercial paper
Moody's Investors Service	Baa2	–
Dominion Bond Rating Service	BBB (high)	R - 2 (high)
Standard & Poor's	BBB	A - 2

120

general information

AGRIUM PRODUCT ANALYSIS

	Nutrient			
	Nitrogen (% N)	*Phosphorous (% P_2O_5)*	*Potassium (% K_2O)*	*Sulphur (% S)*
Anhydrous ammonia	82	0	0	0
Urea	46	0	0	0
Ammonium nitrate	34.5	0	0	0
Urea ammonium nitrate solutions (UAN)	28 - 32	0	0	0
Monoammonium phosphate (MAP)	11	52	0	0
Superphosphoric acid (SPA)	0	70	0	0
Muriate of potash	0	0	60	0
Ammonium sulphate	20.5	0	0	24

ANNUAL PRODUCTION CAPACITY BY PRODUCT GROUP

(thousands of product tonnes)

	Nitrogen	Phosphate	Potash	Sulphate	Micronutrients
Borger, Texas	442				
Carseland, Alberta	860				
Conda, Idaho		620			
Ft. Saskatchewan, Alberta	650				
Homestead, Nebraska	190				
Joffre, Alberta	480				
Kenai, Alaska	1,670				
Kennewick, Washington	545				
Profertil, Argentina*	585				
Redwater, Alberta	1,365	680		300	
Reese, Michigan					27
Standard/Granum, Alberta	120				
Vanscoy, Saskatchewan			1,790		
West Sacramento, California	185				
Total	7,092	1,300	1,790	300	27

*Represents 50% Profertil S.A. production

Natural Gas Prices

(last 3-day average $/MMBtu)


10
8
6
4
2
0
1997
1998
1999
2000
2001
Agrium
NYMEX

Sources: CIBC, Agrium

Efficient Producer

(cash cost comparison)


Ammonia
(dollars per tonne)
250
200
150
100
50
0
25%
50%
75%
Agrium
Others

Sources: BJ&A (includes hedging assumptions), IFDC

Total North American Production Capacity in 2001: 22.5 million tonnes.

121

Agrium®

corporate and shareholder information

PRINCIPAL OFFICES

Corporate and North America Wholesale Head Office
13131 Lake Fraser Drive SE
Calgary, Alberta
Canada T2J 7E8
Telephone (403) 225-7000
Fax (403) 225-7609

North America Retail Head Office
4582 South Ulster Street
Suite 1700
Denver, Colorado
U.S. 80237
Telephone (303) 804-4400
Fax (303) 804-4478

North America Wholesale Sales Offices

Canada
13131 Lake Fraser Drive SE
Calgary, Alberta
Canada T2J 7E8
Telephone (403) 225-7000
Fax (403) 225-7618
Kevin Helash,
Canadian Sales Manager

United States
4582 South Ulster Street
Suite 1700
Denver, Colorado
U.S. 80237
Telephone (303) 804-4400
Fax (303) 804-4473
J Muse, *U.S. Sales Manager*

South America Wholesale Office
Profertil S.A.
Zona Cangrejales
Puerto Ing. White, (8103)
Bahia Blanca, Buenos Aires Province
Argentina
Telephone 54 291 459 8000
Fax 54 291 459 8029

South America Retail Office
Agroservicios Pampeanos S.A. (ASP)
Dardo Rocha 3278 – Piso 2
(1640) Buenos Aires, Argentina
Telephone 5411-4717-4555
Fax 5411-4717-4888
Gregory McGlone, *General Manager*

ANNUAL MEETING

The Annual Meeting of the shareholders of Agrium Inc. will be held at 11:00 a.m. (MDT) on Wednesday, May 8, 2002, at the Fairmont Palliser Hotel, Crystal Ballroom, 133 – 9 Avenue SW, Calgary, Alberta. Shareholders of record on March 28, 2002, are urged to attend and participate in the business of the meeting.

It will be carried live on the Company's website, www.agrium.com.

STOCK EXCHANGES AND TRADING SYMBOLS

Common shares are listed on the Toronto and New York Stock Exchanges under AGU. The eight percent preferred securities (COPrS) are listed on the New York Stock Exchange under AGU Pr.

AGRIUM INC. DIVIDENDS

A cash dividend of 5.5 cents per common share was paid on January 31, 2002, to shareholders of record on January 9, 2002.

A cash dividend of 5.5 cents per common share was paid on July 5, 2001, to shareholders of record on June 14, 2001.

INVESTOR RELATIONS CONTACT

Jim Pendergast, *Director, Investor Relations*
Telephone (403) 225-7357
Fax (403) 225-7609
E-mail: investor@agrium.com
Website: www.agrium.com

AUDITORS

KPMG LLP
Suite 1200, 205 – 5 Avenue SW
Bow Valley Square II
Calgary, Alberta
Canada T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008

TRANSFER AGENT – COMMON SHARES

The CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Telephone Outside North America
(416) 643-5500
Telephone Inside North America
(800) 387-0825
Fax (416) 643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com

TRUSTEE – UNSECURED NOTES AND DEBENTURES

JP Morgan Trust Co.
1 Oxford Center, Suite 1100
301 Grant Street
Pittsburgh, Pennsylvania
U.S. 15219

TRUSTEE – PREFERRED SECURITIES

The Bank of New York
15 Broad Street, 26th Floor
New York, New York
U.S. 10005

WEBSITE

www.agrium.com

Inquiries about common shareholdings, share transfer requirements, elimination of duplicate mailings, address changes or lost certificates should be directed to CIBC Mellon Trust or to Investor Relations, Agrium Inc., 13131 Lake Fraser Drive SE, Calgary, Alberta T2J 7E8.

Designed and produced by Sutton Javelin Corporate Communications, Calgary. Printed in Canada.

Agrium®

Corporate Headquarters:
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
Phone (403) 225-7000

United States Headquarters:
Suite 1700, 4582 South Ulster Street
Denver, Colorado, U.S. 80237
Phone (303) 804-4400

NYSE and TSE: AGU
www.agrium.com